DELTA HOUSING 30X LLC

**a Delaware
Limited Liability Company (LLC)**

Form C

Disclosures in Reg CF Offering

04-13-2022

TABLE OF CONTENTS

PURPOSE OF THIS FORM

§227.201 (a)   BASIC INFORMATION ABOUT THE COMPANY

§227.201 (b)   DIRECTORS AND OFFICERS OF THE COMPANY

§227.201 (c)   EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

§227.201 (d)   THE COMPANY'S BUSINESS AND BUSINESS PLAN

§227.201 (e)   NUMBER OF EMPLOYEES

§227.201 (f)   RISKS OF INVESTING

§227.201 (g)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

§227.201 (h)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

§227.201 (i)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

§227.201 (j)   THE INVESTMENT PROCESS

§227.201 (k)   MATERIAL CHANGES

§227.201 (l)   PRICE OF THE SECURITIES

§227.201 (m) TERMS OF THE SECURITIES

§227.201 (n)   THE FUNDING PORTAL

§227.201 (o)   COMPENSATION OF THE FUNDING PORTAL

§227.201 (p)   INDEBTEDNESS OF THE COMPANY

§227.201 (q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

§227.201 (r)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

§227.201 (s)   THE COMPANY'S FINANCIAL CONDITION

§227.201 (t)   THE COMPANY'S FINANCIAL STATEMENTS

§227.201 (u)   DISQUALIFICATION EVENTS

§227.201 (v)   UPDATES ON THE PROGRESS OF THE OFFERING

§227.201 (w) ANNUAL REPORTS FOR THE COMPANY

§227.201 (x)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

§227.201 (y)   OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

EXHIBIT A: SOURCES AND USES OF FUNDS

EXHIBIT B: OPERATING PRO-FORMA

EXHIBIT C: RISKS OF INVESTING

EXHIBIT D: INVESTMENT AGREEMENT

EXHIBIT E: LLC AGREEMENT

EXHIBIT F: SUMMARY OF LLC AGREEMENT

EXHIBIT G: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

EXHIBIT H: FINANCIAL STATEMENTS

EXHIBIT I: BACKGROUND CHECK

EXHIBIT J: CONTRACTS

FORM C
Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(a) – Basic Information About the Company

Name of Company	Delta Housing 30X LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Formation)	04-01-2022
Kind of Entity	Limited Liability Company (LLC)
Street Address	1013 Sussex Tpke, Randolph, NJ 07869
Website Address	https//gereic.com/

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	0	0
Cash & Equivalents	0	0
Account Receivable	0	0
Short-Term Debt	0	0
Long-Term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0

Net Income	0	0

§227.201(b) – Directors and Officers

Name	Kurt Chen	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** From the beginning of the company
Business Experience During Last Three Years (Brief Description)	Managing single family rental properties worth $40 million during the last 3 years.	
Principal Occupation During Last Three Years	Investor in Single Family Rentals	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Golden Eagle Real Estate Investment LLC	**Business:** Real Estate Investment

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Kurt Chen

§227.201(d) – The Company's Business and Business Plan

About the Project

The Company intends to buy, rent, and ultimately sell four newly built residential properties in Conover, North Carolina:

- 1446 Gristmill Drive, CONOVER, NC 28613
- 4874 Stone Dr, CONOVER, NC 28613
- 5080 Grain Ct, CONOVER, NC 28613
- 5092 Water Wheel Dr, CONOVER, NC 28613

Contracts for these properties are in Exhibit J.

The properties are located in the Charlotte Metropolitan Area, less than an hour's drive from Uptown Charlotte.

Summary of project:

- Home Type: 4 single family new construction homes
- Location: Conover, Suburb of Charlotte, NC
- Price: Approximately $275,000 each home
- Home size: Approximately 2,000 sqft
- Total price: $1.1 million
- Capital to be raised: $400,000
- Average price per sqft: $137
- Annual investor dividend: 8%
- Projected return in 7 years: 224%
- Expected Closing date: July 2022

About the Charlotte Metropolitan Area Market

Population and economic growth. Between 2018 and 2019 Charlotte saw a 2.3 percent increase in non-farm jobs, adding more than 27,300 jobs year over year. From 2021-2022 there was an additional 3.7% increase (Bureau of Labor Statistics https://www.bls.gov/regions/southeast/summary/blssummary_charlotte.pdf).

In 2021 Charlotte ranked #29 for most jobs added, while its job growth percentage placed is at #63 (https://www.bizjournals.com/charlotte/news/2022/02/28/how-charlotte-stacked-up-for-job-growth-in-2021.html).

Job growth over the next ten years is predicted to be 45.2%, which is higher than the US average of 33.5% (https://www.bestplaces.net/economy/city/north_carolina/charlotte).

Affordable homes. Home prices in Charlotte are affordable. Detached homes cost around $300,000, townhomes around $200,000. The current median price of homes is around $338K in Charlotte (https://www.noradarealestate.com/blog/charlotte-real-estate/).

Historical price appreciation. Charlotte Metro home values have gone up **28.5%** over the past year and Zillow predicts they will rise **24%** in the next twelve months (https://www.noradarealestate.com/blog/charlotte-real-estate/).

High rent growth. Rent growth for single family rentals in Charlotte was 12% in 2021. Overall over 2021 median asking rent in and around the Charlette increased about 15.1% (https://www.bizjournals.com/charlotte/news/2022/02/07/charlotte-sees-a-15-increase-in-rental-rates.html). Over the last three years average rents in Charlotte have grown by around 24% (https://learn.roofstock.com/blog/charlotte-real-estate-market).

Landlord friendly. North Carolina is a landlord "friendly" state (https://www.turbotenant.com/state-landlord-tenant-laws/north-carolina/).

Taxes. Low Property Tax (tax rate is about 1.2%)

About the Builder

The homes are being built by Century Communities (https://www.centurycommunities.com/ NYSE: CCS), one of the top 10 home builders in the U.S. They operate in 17 states and over 40 markets across the U.S. In 2021, they built 11,000 homes with a revenue of $4.2 billion.

About the Finances

65% financed by mortgage loan
35% financed by equity investment

The following chart summarizes the cost of the project and how we plan to pay for it:

Projects costs	
Building purchase	$1,094,960
Closing costs	$36,681
Soft costs	
Hard costs	
Total project costs	$1,131,641
Sources	
Bank loan	$733,623 - 64.83% of project cost
Equity	$398,018 - 35.17% of project cost
Total sources	

Our principals and affiliates intend to invest approximately 10% of the equity on the same terms as other investors.

The lender will be Lending One, a leading direct private lender in the U.S. Golden Eagle Real Estate Investment LLC has worked with Lending One since 2018 on over 100 mortgage loans.

As the GP, Golden Eagle Real Estate Investment LLC will put in 10% of the total equity.

About the Sponsor

Kurt Chen is the founder and managing partner of Golden Eagle Real Estate Investment LLC. Founded in 2012, and based in New Jersey, USA, Golden Eagle Real Estate Investment LLC acquires and manages single-family residential properties in areas with high investment values. Their strategy consists of leasing properties to high-quality tenants to produce a stable and long-term income stream. They generate above-average risk-adjusted returns from professional management and price appreciation over the holding period. Ultimately, their goal is to provide access to the U.S. "single-family for rent" market for investors through a transparent and reliable investment process.

Through Golden Eagle Real Estate Investment LLC, Kurt Chen, currently manages 170 properties valued at over $40 million.

Kurt has been managing the company's asset portfolio in Atlanta, Orlando, Tampa and Las Vegas since 2012. Prior to Golden Eagle Real Estate Investment LLC, Kurt was managing partner of WordofChina.com, an online translation service that provided Chinese translation to businesses worldwide. He was a senior software engineer at Intel. He earned an MBA in finance from NYU Stern School of Business, a Master's degree in Electrical Engineering from Houston University, and a Bachelor of Science degree from Peking University.

§227.201(e) – Number of Employees

The Company currently has 1 employee.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit C: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $100,000. If we have not raised at least the target amount by 06-30-2022 – our "offering deadline" – then we will terminate the offering and return all the money to investors.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Invown Funding Portal LLC will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will use the funds to buy additional properties of similar features at similar prices in the nearby communities.

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)

Other Costs of the Offering (*e.g.*, legal and accounting fees)	$
Cost of Land	$
Down payments and closing costs	$100,000
Real Estate Commissions	$
	$
TOTAL	$100,000

If we raise the maximum goal of $1,000,000:

Use of Money	**How Much (approximately)**
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$
Cost of Land	$
Down payments and closing costs	$1,000,000
Real Estate Commissions	$
	$
TOTAL	**$1,000,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $1000. Investments above the minimum may be made in increments of $100.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit D.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on 06-28-2022 (48 hours before the offering deadline).

To cancel your investment, log into your account on Invown.com and cancel your investment via the Investor Dashboard.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." The price is $1 for each Class A Share.

We arrived at the price as follows:

- We have the properties under contract.
- The cost to purchase the properties minus the amount of the mortgage that is being taken out.
- Closing costs.
- Based on those amounts, we established the manner for valuation and sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." When you purchase Class A Shares, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated 04-04-2022 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit F: LLC Agreement.*

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Distributions will be made in the following order or priority:

> (a)   First, to Investors until each Investor has received a cumulative, non-compounded return of 8% per year on his, her, or its investment.
>
> (b)   Second, to Investors until each Investor has received a full return of his, her, or its capital.
>
> (c)   Third, to the Manager until the Manager has received an amount equal to 25% of the aggregate amount distributed to Investors under paragraph "(a)."
>
> (d)   Fourth, 80% to Investors and 20% to the Manager.

Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive investor.

Right to Transfer

The LLC Agreement generally allows you to transfer Class A Shares to anyone you like, whenever you like. However, there are several practical obstacles to selling your Class A Shares:

- The Manager has the right to impose conditions to ensure the sale of your Class A Shares is legal and will not damage the Company.
- There will be no ready market for Class A Shares, as there would be for a publicly-traded stock.
- By law, for a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Terms of Class A Shares

The terms of the Class A Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class A Shares.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Class A Shares, while all the Class B Shares will be owned by the Manager.

Whereas the owners of the Class A Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Class B Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Shares.

The Person Who Controls the Company

Kurt Chen owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Kurt Chen effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class A Shares was determined by the Manager based on the cost of the project.

The Manager doesn't expect there to be any reason to place a value on the Class A Shares in the future. If we had to place a value on the Class A Shares, it would be based on the amount of money the owners of the Class A Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal (leave blank - to be added by funding portal)

The Company is offering its securities through Invown Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 0001886151 and the Funding Portal Registration Depository (FPRD) number is **312976**.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Invown Funding Portal, LLC as follows:

A success fee equal to 2% of the capital raised in the Offering.

Invown Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Invown Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

The company currently has no debt but intends to borrow money to buy the properties.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The company has not conducted any other security offerings in the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The company has not conducted any transactions with insiders.

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on 04-01-2022. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit H: Financial Statements*

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on

SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the CrowdCheck reports attached as Exhibit I: Background Checks..

Have any of those designated people committed any of those prohibited acts before May 16, 2016?	No

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Invown's Platform (Invown.com).

227.201(w) – Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on its website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. The Company will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

None

EXHIBIT A: SOURCES AND USES OF FUNDS

The following chart summarizes the cost of the project and how we plan to pay for it:

Projects costs	
Building purchase	$1,094,960
Closing costs	$36,681
Total project costs	$1,131,641
Sources	
Bank loan	$733,623 - 64.83% of project cost
Equity (10% GP/90% LP)	$398,018 - 35.17% of project cost
Total sources	$1,131,641

The lender will be Lending One, a leading direct private lender in the U.S. Golden Eagle Real Estate Investment LLC has worked with Lending One since 2018 on over 100 mortgage loans.

As the GP, Golden Eagle Real Estate Investment LLC will put in 10% of the total equity.

EXHIBIT B: OPERATING PRO-FORMA

Expected Cash Flow and Total Return of a portfolio of 4 properties in Conover, North Carolina							
Investor dividend per year: 8%, Investor total return in 7 years: 224%							

	Invested Capital		$ 398,018		Total property value		$ 1,094,960
	Properties acquired		4		Average property price		$ 273,740

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	
Purchase Price/Tax Base	$ 1,094,960	$ 1,149,708	$ 1,207,193	$ 1,267,553	$ 1,330,931	$ 1,397,477	$ 1,467,351	
Mortgage Loan	$ 733,623	$ 733,623	$ 733,623	$ 733,623	$ 733,623	$ 733,623	$ 733,623	
Down Payment	$ 361,337							
Closing Cost	$ 36,681							
Total Cash Invested	$ 398,018	$ 398,018	$ 398,018	$ 398,018	$ 398,018	$ 398,018	$ 398,018	
Annual Rent	$ 94,167	$ 98,875	$ 103,819	$ 109,010	$ 114,460	$ 120,183	$ 126,192	
Other Income - Pet Fee	$ 200	$ 200	$ 200	$ 200	$ 200	$ 200	$ 200	
Total Income	$ 94,367	$ 99,075	$ 104,019	$ 109,210	$ 114,660	$ 120,383	$ 126,392	
Property Management Fee 7%	$ 6,592	$ 6,921	$ 7,267	$ 7,631	$ 8,012	$ 8,413	$ 8,833	
Property Tax 1.2%	$ 13,140	$ 13,796	$ 14,486	$ 15,211	$ 15,971	$ 16,770	$ 17,608	
Insurance	$ 3,000	$ 3,150	$ 3,308	$ 3,473	$ 3,647	$ 3,829	$ 4,020	
Turnover Charge	$ 1,412	$ 1,483	$ 1,557	$ 1,635	$ 1,717	$ 1,803	$ 1,893	
Replacement Reserve	$ 400	$ 400	$ 400	$ 400	$ 400	$ 400	$ 400	
HOA	$ 1,200	$ 1,248	$ 1,298	$ 1,350	$ 1,404	$ 1,460	$ 1,518	
Maintainence	$ 80	$ 200	$ 400	$ 1,200	$ 2,000	$ 2,800	$ 3,600	
Vacancy	$ 2,354	$ 2,472	$ 2,595	$ 2,725	$ 2,862	$ 3,005	$ 3,155	
Total Expense	$ 28,178	$ 29,671	$ 31,312	$ 33,624	$ 36,012	$ 38,479	$ 41,028	
Net Operating Income	$ 66,189	$ 69,404	$ 72,707	$ 75,585	$ 78,648	$ 81,904	$ 85,364	
Loan Interest	$ 36,681	$ 36,681	$ 36,681	$ 36,681	$ 36,681	$ 36,681	$ 36,681	
Net Income	$ 29,508	$ 32,723	$ 36,026	$ 38,904	$ 41,967	$ 45,223	$ 48,683	$ 273,033
Net Return from Rent	7.4%	8.2%	9.1%	9.8%	10.5%	11.4%	12.2%	
GP Management Fee	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	Average
Investor Dividend	5.4%	6.2%	7.1%	7.8%	8.5%	9.4%	10.2%	7.8%
	$ 21,547	$ 24,763	$ 28,065	$ 30,944	$ 34,006	$ 37,263	$ 40,723	$ 217,311
								Liquidate at the end of Year 7
Portfolio Home Value (at beginning of year)	$ 1,094,960	$ 1,204,456	$ 1,324,902	$ 1,457,392	$ 1,603,131	$ 1,763,444	$ 1,939,788	$ 2,133,767
Closing Cost (5%)								$ 106,688
Mortgage Loan Payoff								$ 733,623
Proceeds from liquidation								$ 1,293,456
Proceeds from liquidation + Net Income								$ 1,566,489
GP Management Fee (2% for 7 years)								$ 55,723
Return of investor capital								$ 398,018
Total Profit								$ 1,112,748
GP Carried Interest (20%)								$ 222,550
Net Return for Investor								$ 890,199
Net Return for Investor (%) in 7 years								224%

EXHIBIT C: RISKS OF INVESTING

**RISKS OF INVESTING**

THE PURCHASE OF CLASS A SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS A SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class A Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks from COVID-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity, neither of which is sustainable in the long term. The lingering effects of COVID-19 will affect real estate assets in a number of ways, both positively and negatively. We believe the Project will be successful notwithstanding any negative effects, but neither we nor anyone else knows for certain what the real estate landscape will look like in the future.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Project-Specific Risks:

- **Construction Delay:** The houses are expected to be delivered in July or August. But it could be delayed by a couple of months or longer.

- **Interest rate:** The mortgage interest rate is rising. By the time we close, the interest rate could be substantially higher than expected.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environment contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, of inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell that other kinds of assets, like publicly-traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class A Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with two principals. If either of our principals were to die, become seriously ill, or leave, it could damage our prospects.

No Market for the Class A Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class A Shares:

- There will be no public market for your Class A Shares, meaning you could have a hard time finding a buyer.

- The Manager has the right to impose conditions on the sale of Class A Shares, and these conditions might not be acceptable to you.

- By law, you may not sell your Class A Shares unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your Class A Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Class A Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class A Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class A Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class A Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- By signing the LLC Agreement, you waive your right to have the Company dissolved by a court.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class A Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

EXHIBIT D: INVESTMENT AGREEMENT


DELTA HOUSING 30X LLC

INVESTMENT AGREEMENT


This is an Investment Agreement, entered into by and between DELTA HOUSING 30X LLC, a Delaware limited liability company (the "Company") and AUTOFILL ("Purchaser").


Background


I.   The Company is offering limited liability company interests on www.Invown.com (the "Platform").

II.   The Company and its members are parties to an agreement captioned "Limited Liability Company Agreement," available as an Exhibit on the Platform, which they intend to be the sole "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(7) (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of LLC Interest**.

    2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest consisting of AUTOFILL Class A Shares) for $AUTOFILL (the "LLC Interest").

    2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your LLC Interest**. You will not receive a paper certificate representing your LLC Interest. Instead, your LLC Interest will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the LLC Interest.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that under the terms of the LLC Agreement, the LLC Interest may not be transferred without our consent. Also, securities laws limit transfer of the LLC Interest. Finally, there is currently no market for the LLC Interest, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the LLC Interest indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the LLC Interest.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the LLC Interest.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the LLC Interest will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of Class A Shares is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the LLC Interest was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the LLC Interest, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.   **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the LLC Interest was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

8. **Re-Purchase of LLC Interest**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the amount you paid for it.

9. **Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

10. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the LLC Interest, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, Delaware, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable.

Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at kurt@gereic.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the LLC Interest until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

_____

Signature

ACCEPTED:

DELTA HOUSING 30X LLC

By: Golden Eagle Real Estate Investment LLC
         As Manager

By _____

EXHIBIT E: LLC AGREEMENT

DELTA HOUSING 30X LLC

<center>**LIMITED LIABILITY COMPANY AGREEMENT**</center>

This is an Agreement, entered into and effective on April 4th 2022, by and among Delta Housing 30X LLC, a Delaware limited liability company (the "Company"), Golden Eagle Real Estate Investment LLC, a New Jersey limited liability company ("GEREI"), and the persons who purchase Class A Shares following the date of this Agreement (the "Class A Members"), which may include GEREI and its affiliates. The Class A Members and GEREI are sometimes referred to as "Members" in this Agreement.

<center>**Background**</center>

The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2. **Name**. The name of the Company shall be "NewCo LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3. **Purpose**. The purpose of the Company shall be to acquire, own, develop, manage, lease and ultimately sell

    1446 Gristmill Dr, CONOVER, NC 28613
    4874 Stone Dr, CONOVER, NC 28613
    5080 Grain Ct, CONOVER, NC 28613
    5092 Water Wheel Dr, CONOVER, NC 28613
    (the "Property"), as described more fully in the Company's Form C on www.Invown.com.
    (the "Disclosure Document") and engage in any other business in which limited liability
    companies may legally engage under the Act. In carrying on its business, the Company may
    enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property,
    engage the services of others, enter into joint ventures, and take any other actions the
    Manager deems advisable.

1.4. **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2. **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1. **Contributions of Members**. Only Class A Members shall be required to contribute capital to the Company. GEREI shall not be required to contribute to the Company unless, and to

<center>32</center>

the extent that, it chooses to become a Class A Member and make contributions as such. The capital contributions of Members are referred to in this Agreement as "Capital Contributions."

2.2.   **Other Required Contributions**. Except as provided in section 2.1 no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. GEREI or its affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. As of the date of this Agreement, the limited liability company interests of the Company shall be denominated by One Million Ten Thousand (1,010,000) "Shares," of which One Million (1,000,000) shall be denominated as "Class A Shares" and Ten Thousand (10,000) as "Class B Shares." All of the Class A Shares shall be owned by the Class A Members and all of the Class B Shares shall be, and are, owned by GEREI. The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2.   **Preemptive Rights**.

3.2.1.   **In General**. Before issuing New Shares, the Manager shall notify each Class A Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Class A Member's *pro rata* number of New Shares (based on the respective Capital Contributions of the Class A Members), how the proceeds from the sale of New Shares will be used. Each Class A Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Class A Member wishes to purchase, if any. If a Class A Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Class A Member shall be deemed to have declined to purchase any New Shares.

3.2.2.   **Allotment**. If Class A Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Class A Member shall purchase the number of New Shares such Class A Member specified in his, her, or its response, and the remaining New Shares may be sold to third parties. If Class A Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Class A Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Class A Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Class A Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Class A Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Class A Members.

3.3.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.4.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.5.   **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

3.6.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

Change Sections 4.1 and 4.2 as follows:
    4.2   **Definitions**.

    4.2.1   "Available Cash" means the amounts of cash available for distribution to the Members, determined by the Manager in its sole discretion, taking into account all cash receipts and cash outlays of the Company, including but not limited to (i) the net rental income of the Property, (ii) the Capital Contributions of the Members, (iii) the net proceeds of financing transactions, (iv) debt service payments, (v) fees paid to the Manager, its affiliates, and third parties, (vi) broker commissions, (vii) professional fees, (viii) operating expenses, (ix) capital expenditures, and (x) amounts added to and released from Reserve Accounts. Available Cash does not include any amounts the Manager elects to reinvest in the Property.

    4.2.2   "Preferred Return" means, for each Class A Member, a cumulative but non-compounded return of 8% per year on such Class A Member's Unreturned Investment, calculated immediately before each change in such Class A Member's Unreturned Investment and immediately before each distribution.

    4.2.3   "Reserve Account" means accounts established and maintained by the Company to fund anticipated cash needs, in the sole discretion of the Manager.

    4.2.4   "Unreturned Investment" means, with respect to any Class A Member, the amount of such Class A Member's Capital Contribution reduced by the aggregate amount of any distributions such Class A Member has received pursuant to section 4.2.1(b).

4.3   **Distributions**.

4.3.1   **In General**. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Available Cash in the following order of priority:

(a)   First, to the Class A Members until each Class A Member has received his, her, or its entire unpaid Preferred Return accrued through the date of distribution.

(b)   Second, to the Class A Members, *pro rata* based on the Unreturned Investment of each Class A Member, until the Unreturned Investment of each Class A Member has been reduced to zero ($0).

(c)   Third, to the holders of the Class B Shares until they have received under this section 4.2.1(c), in the aggregate, an amount equal to 25% of the aggregate amount distributed to the Class A Members under section 4.2.1(a).

(d)   Fourth, 80% to the Class A Members, *pro rata* in accordance with their ownership of Class A Shares, and 20% to the holders of the Class B Shares.

4.3.2   **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.2. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.3.3   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.3.4   **Other Classes of Interest**. If, pursuant to section 3.1, the Manager creates additional classes of limited liability company interest in the future, the holders of such additional classes shall have such rights to distributions as are set forth when such additional classes are created, notwithstanding section 4.1.

4.3.5   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.3.6   **Restrictions Under Delaware Law**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by GEREI as the "manager" within the meaning of 6 Del. C. §18-101(12). In that capacity GEREI is referred to in this Agreement as the "<u>Manager</u>."

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Class A Shares from time to time; (ii) issue Class A Shares to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as Class A Members; (iii) make all decisions concerning the Property; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4.   **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4.   **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5.   **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Class A Shares to investors, including legal and accounting expenses.

5.6.   **Compensation of Manager and Affiliates**.

5.6.1.   **Property Management Fee**. The Manager shall be entitled to a property management fee equal to 7% of the monthly revenue from the Property.

5.6.2.   **Asset Management Fee**. The Manager shall be entitled to an annual asset management fee equal to 2% of the aggregate Capital Contributions of the Class A Members, paid monthly.

5.6.3.   **Disposition Fee**. The Manager shall be entitled to an disposition fee equal to 1% of the gross selling price of the Property, paid upon the closing of the sale of the Property.

5.6.4.   **Leasing Fees**. The Manager shall be entitled to a leasing fee equal to 2% of total rent payable over the term of each new lease and lease renewal, paid upon the execution of the lease or renewal.

5.6.5.   **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

6. ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company, including pursuant to the Management Agreement; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Class A Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that A Class A Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4.   **Right of Inspection**.

7.4.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the

Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Class A Members or any information regarding the Class A Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5. **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Transfers by Class A Members**.

8.1.1. **In General**. Subject to the terms and conditions of this section 8, a Class A Member may sell or otherwise assign all or any portion of his, her, or its Class A Shares (the "Transferred Shares"), with or without consideration.

8.1.2. **Rights of Assignee**. Until and unless a person who is a transferee of Class A Shares is admitted to the Company as a Class A Member pursuant to section 8.1.4 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.3. **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1.1 shall have the right to become a Class A Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a) The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b) A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c) All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d) The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.4. **Admission of Transferee**. Any permitted transferee of Class A Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Class A Member, neither the Company nor the Manager shall have the obligation to purchase the Class A Shares owned by such Class A Member, nor shall such Class A Member have the obligation to sell his, her, or its Class A Shares. Instead, the legal successor of such Class A Member shall become an assignee of the Class A Member pursuant to section 8.1.2, subject to all of the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.5.   **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company or, alternatively, all of the issued and outstanding Class A Shares, then, upon notice of the sale or other disposition, each Member, or each Class A Member, shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members, or Class A Members, would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member, or Class A Member, shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member, or Class A Member, shall grant to the Manager a power of attorney to act on behalf of such Member, Class A Member, in connection with such sale or other disposition; and (iv) each Member, or Class A Member, shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6.   **Mandatory Redemptions**.

8.6.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class A Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section

4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.6.2. **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class A Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3. **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.7. **Optional Redemption**.

8.7.1. **In General**. If a Class A Member who has held his, her, or its Class A Shares for at least three (3) years notifies the Manager that he, she, or it wishes to sell some or all of his, her, or its Class A Shares, specifying in such notice the number of Class A Shares he, she, or it wishes to sell, then the Manager shall use reasonable commercial efforts to cause the Company or a third party (which may be the Manager or an affiliate) to purchase the number of Class A Shares so specified on the terms of this section 8.8 within one hundred twenty (120) days following such notice.

8.7.2. **Limitations**. The Company shall purchase Class A Shares pursuant to this section 8.8 only if, in the sole discretion of the Manager, the Company is financially able to purchase such Shares without a material adverse effect on the Company or its Members. Without limiting the preceding sentence, in using reasonable commercial efforts to cause the Company to purchase Class A Shares (i) the Manager shall not be required to contribute capital to the Company, (ii) the Company shall not be required to borrow money, and (iii) the Company shall not be required to seek additional capital.

8.7.3. **Order of Requests**. If more than one Class A Member seeks to have his, her, or its Class A Shares purchased pursuant to this section 8.8, the Company shall consider requests in the order they are received.

8.7.4. **Purchase Price**. In the case of any purchase of Class A Shares by the Company or a third party pursuant to this section 8.8, the purchase price shall be the amount the Class A Member would receive with respect to such Class A Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.2.

8.7.5. **Payment of Purchase Price**. The purchase price for Class A Shares purchased pursuant to this section 8.8.1 shall be paid by wire transfer or other immediately-available funds at closing.

8.7.6. **Representations**. Upon the sale of Class A Shares pursuant to this section 8.8, the selling Class A Member shall (i) represent that (A) he, she, or it is the owner of such Class A Shares, and (B) such Class A Shares are subject to no liens or other encumbrances; and (ii) execute a general release in favor of the Company, the Manager, and their affiliates in a form reasonably satisfactory to the Manager.

8.7.7. **Documents**. Upon the sale of Class A Shares pursuant to this section 8.8, the selling Class A Member shall execute (i) a general release in favor of the Company, the Manager, and their affiliates in a form reasonably satisfactory to the Manager, (ii) an instrument of assignment in a form reasonably satisfactory to the Manager, and (iii) such other documents and instruments designated by the Manager as would be customary in a transaction of this nature.

8.8. **Fair Market Value of Assets**.

8.8.1. **In General**. For purposes of section 8.5, section 8.6.3, section 8.7, and section 8.8, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.8.2. **Special Rules**.

(a) **Designation of Representative**. If the Shares of more than one Class A Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Class A Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.8.3.   **Cost of Appraisals**. The Company on one hand and the Class A Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.9.1. If a third appraiser is required, the parties shall share the cost equally.

8.9.   **Withdrawal**. A Class A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Class A Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Class A Member who transfers a Class A Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, (ii) the determination of the Manager to dissolve. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article Four.

9.2.3.   **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Class A Member, with power and authority to act in the name and on behalf of each such Class A Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Class A Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Class A Members by the signature of the Manager acting as attorney-in-fact for all of the Class A Members, together with a list of all Class A Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Class A Member of all or any portion of his, her or its Class A Shares except that, where the assignee of the Class A Shares owned by the Class A Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Class A Members**. The Manager shall promptly furnish to each Class A Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Class A Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the

Company;

11.1.3.   The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6.   An amendment that adds to its own obligations or responsibilities;

11.1.7.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Class A Member or requiring a Class A Member to make additional Capital Contribution; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Class A Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Class A Members, other than amendments described in section 11.4, shall require the consent of the Manager and Class A Members holding a majority of the Class A Shares.

11.3. **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Class A Members (for example, to increase the Preferred Return of one or more Class A Members), without the consent of any other Class A Member, provided that any such increase does not decrease the distributions to any other Class A Members. Any such amendment may be affected by a letter agreement between the Manager and the affected Class A Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would require any Class A Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Class A Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Class A Members, the Manager shall notify each affected Class A Member (who may be all Class A Members, or only Class A Members holding a given class of Class A Shares) in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Class A Members holding at least Twenty Percent (20%) of the Class A Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If the Manager proposes an amendment that is not approved by the Class A Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of A Class A Member provided by such Class A Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Class A Members**. It is anticipated that this Agreement will be executed by Class A Members through the execution of a separate Investment Agreement.

12.11. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Delta Housing 30X LLC

By: **Golden Eagle Real Estate Investment LLC**
As Manager

By _____

Golden Eagle Real Estate Investment LLC

By _____

EXHIBIT F: SUMMARY OF LLC AGREEMENT


SUMMARY OF LLC AGREEMENT


The following summarizes some of the key provisions of the Company's LLC Agreement. This summary is qualified in its entirety by the actual LLC Agreement, which is attached as Exhibit ____.


Formation and History of Governing Documents


The Company was formed in Delaware on April 4th, pursuant to the Delaware Limited Liability Company Act.


Management


The Manager will have complete control over the business of the Company.


Obligation to Contribute Additional Capital


Each Investor will contribute to the capital of the Company the amount set forth in his, her, or its Investment Agreement. Thereafter, the Manager may ask Investors to contribute additional capital, as described in Item 2.


Personal Liability


Neither the Manager nor any Investor will be directly liable for any of the debts or obligations of the Company.


Distributions


Distributions from the Company will be made in the manner described in Item 4.2.


Transfers


In general, Class A Shares are freely transferable. However, the transferee will be admitted to the Company only upon the satisfaction of certain conditions.


Death, Disability, Etc.


If an Investor should die or become incapacitated, he or she (or the Investor's estate) will continue to own the Investor's Class A Shares.


Mandatory Redemption


Under some circumstances the Manager has the right to redeem (buy back) the Class A Shares owned by an Investor. For example, the Manager would have the right to redeem the Class A Shares owned by an Investor who had made material misrepresentations to the Company.


Fees to Manager and Affiliates


The Manager and its affiliates will be entitled to certain fees and distributions described in Item 5.6.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it eliminates the fiduciary obligations of the Manager and provides that the Manager will be indemnified from most claims.

Rights to Information

Each year, the Company will provide the Investors with (i) a statement showing in reasonable detail the computation of the amount (if any) distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Electronic Delivery

All communications and documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

EXHIBIT G: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES


TAX CONSEQUENCES OF INVESTING


The following summarizes some of the U.S. Federal income tax consequences of acquiring Class A Shares. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class A Shares, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.


Classification as a Partnership


The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.


Federal Income Taxation of the Company and its Members


Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.


20% Deduction for Pass-Through Entities


In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or

- The sum of:

    o The owner's share of 20% of the wages paid by the partnership; plus

    o The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Company will not pay wages but will own depreciable assets directly or indirectly. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Class A Shares. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Class A Shares). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of the Company's taxable and tax-exempt income; and his, her, or its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of the Company's losses and deductions; and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e.*, the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase an Class A Share and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company (or an entity in which the Company owns an interest) borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its

Class A Shares) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the Members.

Sale or Exchange of the Class A Shares

In general, the sale of Class A Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of Class A Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Class A Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Class A Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Class A Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Class A Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Class A Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his or her Class A Shares. The deceased Investor's transferee will get a basis in the Class A Shares equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Class A Shares. Any such gain generally will be considered as gain from the sale of the Class A Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Class A Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Class A Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT I: BACKGROUND CHECKS

EXHIBIT J: PROPERTY PURCHASE CONTRACTS



PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT ("Agreement"), executed by and between the hereafter named parties and is effective as of the latest date the Agreement is signed by either Seller or Purchaser

SELLER: WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC , doing business as Century Complete, and including any predecessors or subsidiaries of the said entities, successors by merger and shall include each entity operating under any business name, trade name, and/or assumed name which may be in use for the said entities within any U.S. state, territory or jurisdiction.

PURCHASER: Delta Housing 11X LLC

Purchaser agrees to purchase from Seller the real property described herein below, together with improvements constructed or to be constructed thereon substantially in accordance with the below referenced model/plan and the standard specifications set forth on the Addendum attached hereto as modified by any terms set forth in any ancillary or modifying agreement , (collectively, the "Property"), pursuant to the terms and conditions contained herein.

Lot: 0125
Subdivision: Mill Stone
Street Address: 4874, Stone Dr CONOVER, NC 28613
Plan Number: BERKSHIRE

Purchaser Identification. Purchaser shall provide Seller with documentation verifying Purchaser's identity as follows: (1) for an individual, unexpired government-issued identification evidencing nationality or residence and bearing a photograph or similar safeguard, such as a driver's license or passport; and (2) for a person other than an individual (such as a corporation, partnership, or trust), documents showing the existence of the entity, such as certified articles of incorporation, a government-issued business license, a partnership agreement, or trust instrument as well as a government issued tax identification number.

1. PURCHASE PRICE.   The initial purchase price (the "Initial Purchase Price") for the Property shall be as follows:

Initial Purchase Price $269,990.00

The Final purchase price (the "Purchase Price") for the Property shall be the Initial Purchase Price adjusted by any amendments hereto. The Purchase Price shall be payable by Purchaser to Seller as follows:

     A. The deposit of $1,000.00 (the "Deposit"), as part payment of the Purchase Price for the Property, shall be paid by Purchaser to Seller, as follows:

       $95.00 concurrently with the execution of this Agreement.

       $905.00 on or before fourteen (14) days of the Effective Date

B. At Closing, Purchaser agrees to pay the Purchase Price to Seller and Purchaser's share of Closing Costs (as hereinafter defined), if not previously paid. The Deposit shall be applied to the Purchase Price at Closing. The Deposit will be paid directly to Seller, not be placed in a restricted or segregated account, and may be used by Seller in its general operations. Purchaser will not be entitled to receive interest on the Deposit under any circumstances. The Deposit shall be deemed earned when received by Seller (or upon default of Purchaser to the extent not previously paid) and shall thereafter be non-refundable in all events except Seller's default, which is not cured within the time provided under this Agreement. Seller shall have the right to negotiate the Deposit prior to its execution and acceptance of the Agreement. In the event the Agreement is not accepted by Seller, the Deposit shall be refunded to Purchaser.

C. Purchaser acknowledges in the event that the Home will be non-owner-occupied, the Parties agree that Purchaser shall pay additional Deposit funds to Seller that equal, in the aggregate, ten percent (10%) of the Purchase Price. These additional funds shall be held by Seller, together with the Deposit described in the Agreement, as the Deposit, and may be credited, retained, and handled as described in the Agreement.

2. PAYMENT OF PURCHASE PRICE; LENDER AND LOAN APPROVAL. In the attached Lender Selection Addendum, Purchaser elects whether to pay the Purchase Price in cash or by obtaining a mortgage loan. If Purchaser elects to obtain a mortgage loan, then the Lender Selection Addendum contains Purchaser's selection of Purchaser's lender from which Purchaser will seek a loan and agreements regarding Purchaser's obligation to apply for the loan and seek loan approval. The Lender Selection Addendum is incorporated into this Agreement by reference.

A. Loan Contingency.   In the event Purchaser elects in the Lender Selection Addendum to pay the Purchase Price by obtaining a mortgage loan (the "Loan"), this Subsection A applies and Purchaser agrees as follows:

i. Purchaser agrees to apply for and pay all required application and processing costs in connection with a mortgage loan (s) to be secured by the Property (the "Loan") within five (5) days of the Effective Date and to diligently and in good faith pursue obtaining the Loan.

ii. In the event Purchaser fails to apply for the Loan within the required period, does not diligently furnish requested information within Purchaser's control within 3 days of request or does not diligently and in good faith pursue obtaining the Loan, Purchaser shall be in default hereunder and Seller, in its sole option, may terminate this Agreement and retain the Deposit.

iii. Within 14 days of the Effective Date, Purchaser shall provide Seller with either: (a) written evidence, in a form and substance acceptable to Seller, of Purchaser's ability to obtain the Loan ("Conditional Approval"); or (b) written notification of Purchaser's inability to obtain the Loan ("Notification"). If Seller receives the Conditional Approval within the required period, the Financing Contingency is irrevocably satisfied, even if Loan Approval is later rescinded by the lender, and Purchaser shall be obligated to pay the remaining deposit amount of $905.00 pursuant to Paragraph 1 A above. Failure to do so shall be a default by Purchaser.

iv. The receipt of any subsequent Notification by or to Seller, which is not rescinded and replaced by Loan Approval within 7 days, shall be a default by Purchaser.

v. If Seller receives the Notification prior to receiving the Conditional Approval, Purchaser agrees to then apply for and diligently and in good faith pursue obtaining the Loan and Loan Approval from two additional lenders of Seller's choice. Failure to do so shall be a default by Purchaser.

vi. If no Conditional Loan Approval is received pursuant to sub-section iii. above and Purchaser is not otherwise in default under this Agreement, both Seller and Purchaser shall be released from further obligation under the Agreement and Purchaser shall be entitled to a refund of the amount of the Deposit paid by Purchaser.

vii. If Seller receives neither the Conditional Loan Approval nor the Notification within the required period, Purchaser shall be in default hereunder and Seller, in its sole option at any time prior to the Closing, may terminate this Agreement and retain the Deposit by paid Purchaser or due from Purchaser.

vii. Purchaser hereby represents and warrants to Seller that Purchaser currently has, or will have prior to Closing, funds available for use in this transaction in an amount equal to or greater than the Purchase Price plus reasonable closing costs and Lender required reserves less the Loan. Any breach of this representation and warranty shall be deemed a default by Purchaser. Purchaser is responsible for providing all requested documents required by the lender for the purpose of obtaining final loan approval. Purchaser agrees not to make any financial or employment changes after initial loan approval that might adversely affect Purchaser's ability to obtain loan approval and close on the Property. Purchaser acknowledges that obtaining the Loan is a continuing obligation of Purchaser that shall remain through the Closing. Seller makes no guarantees that Purchaser will qualify for the Loan and Seller is not responsible for any delays or problems Purchaser may have with any lender. Purchaser shall use Purchaser's best efforts to obtain the Loan and shall be in default if Purchaser (i) takes any voluntary action to prevent Loan approval; (ii) instructs any lender not to approve the Loan; (iii) fails to furnish all documents and information required by a lender within the required time periods; (iv) fails after obtaining approval of the Loan to promptly sign all documents and take all actions necessary for the timely funding of the Loan; or (v) makes any misrepresentations or otherwise defaults in Purchaser's obligations concerning the Loan. Purchaser authorizes any lender to release to Seller, its authorized representatives and/or its designees (including, to another lender) all information concerning the status of Purchaser's loan, including application, submission conditions, submission, suspension, approval conditions, approval, denial and the reasons therefore, status of loan documents, funding conditions, and funding. Any breach of these obligations shall be deemed a default by Purchaser.

viii. PURCHASER ACKNOWLEDGES THAT SELLER MAKES NO REPRESENTATION THAT THE TERM OR INTEREST RATE PREVAILING AT THE CLOSE OF ESCROW ON THE HOME WILL BE THE TERM OR RATE QUOTED BY SELECTED LENDER TO PURCHASER AT THE TIME OF LOAN APPROVAL. PURCHASER ACKNOWLEDGES THAT THE SALE AND PURCHASE OF THE PROPERTY IS NOT CONTINGENT UPON PURCHASER'S ABILITY TO RETAIN THE TERM OR INTEREST RATE QUOTED AT THE TIME OF LOAN APPROVAL AND THAT PURCHASER WILL BE REQUIRED TO PAY THE INTEREST RATE CHARGED OVER THE TERM REQUIRED BY SELECTED LENDER AT THE CLOSE OF ESCROW.

B. Cash Purchaser. This subsection B shall apply if Purchaser elects to pay the Purchase Price in cash (*i.e.*, without using the proceeds of a mortgage loan) in the Lender Selection Addendum.

i. Representation Regarding Sufficient Funds**.** Purchaser represents that Purchaser has sufficient funds to pay the Purchase Price in cash and covenants that Purchaser will continue to have sufficient funds until such funds are deposited by Purchaser into Escrow. If Purchaser does not act in good faith Purchaser shall be in default hereunder and Seller may then cancel Escrow, terminate this Agreement and proceed in accordance with Section 16 (Default and Remedies).

ii. Financial Document Submittal. Purchaser shall verify to Seller's reasonable satisfaction that Purchaser has sufficient funds to pay the Purchase Price in cash by providing financial documents (including specific financial documents requested by Seller) to Seller. Purchaser's failure to provide such financial documents within ten (10) days after receiving such request shall constitute a default.

iii. Seller's Notification of Inadequacy of Funds and Purchaser's Option to Cancel**.** If Seller determines, in its reasonable judgment, that Purchaser does not have sufficient funds to pay the Purchase Price in cash, Seller may give Purchaser notice of such determination and Purchaser will have ten (10) days to cure any deficiency. If within ten (10) days of receiving notice of Seller's determination that Purchaser has insufficient funds, Seller has not notified Purchaser that it has withdrawn its determination that Purchaser has insufficient funds, Purchaser shall be in default. Nothing in this Section obligates Seller to notify Purchaser that Purchaser has insufficient funds to pay the Purchase Price in cash and the determination of whether or not to give such notification shall be made in Seller's sole and absolute discretion.

3. HOME OPTIONS, CONSTRUCTION MATERIALS AND THE LOT

A. Partially Completed Home. Purchaser understands that current plans offered for newly built homes may have standard materials and features not included in partially completed home. If Purchaser is purchasing a partially completed home, the Home will include only those materials and features that were standard for the Home when construction commenced, those options already selected by Seller, and those options which Purchaser selects (to the extent Seller permits additional option selections). If Purchaser is purchasing a partially completed home, the above time deadline for option selections is not applicable to Purchaser.

B. Subdivision Specific Models. The design, specification levels, available options and pricing of homes and options may vary by Subdivision, even for the same or similar models. If Purchaser has seen a model of the Home in another of Seller's communities, Purchaser understands there may be significant differences in design, specification levels, options and pricing between such model and a similar model in the Subdivision.

C. Models and Decorative Items. Purchaser understands model homes have been professionally decorated to show various decorative ideas, constructed using a variety of features and materials to show design concepts, and professionally landscaped, and that such decorative items, features, materials and landscaping may not be offered as options or otherwise included in the Home. Such decorative items, features, materials and landscaping which may not be offered in the Home include without limitation, furnishings; draperies and other window treatments; wallpaper; custom carpet; upgraded cabinetry; coordinated paint; special textures; built-in shelves; beams; special lighting fixtures; special ceiling and wall treatments; mirrors; entry ways, walkways, driveways and other hardscape items constructed using non-standard materials; patios; patio covers; pools and spas; and landscaping using different varieties and in greater quantities and sizes. Decorative items, materials, landscaping and hardscape items and other options and upgrades displayed by model homes will not be included as part of the Property except to the extent expressly identified as being part of the Home in Seller's plans and specifications for the Home or offered by Seller as an option for the Home and selected as an option by Purchaser in accordance with this Agreement.

D. Material Substitutions and Variations. Due to governmental conditions, availability of materials, changes in options and other product offerings or changes of suppliers, Seller reserves the right to make changes to the Home and/or deviate from the plans or specifications as Seller determines necessary by lot and home, so long as Seller substitutes materials of equivalent quality and appearance. Determination of equivalency will be in Seller's sole discretion. Purchaser acknowledges that color and texture variations occur in all natural and some man-made products due to manufacturing processes (e.g., granite, wood, tile and concrete) and that such variations are to be expected, and, provided such variations are within industry tolerances, they will not be considered a defect and Seller will have no liability or responsibility for such variations.

E. Lot Premiums. Premiums for lots vary and are determined by the particular attributes of each lot as evaluated from time-to-time by Seller in its sole discretion. Purchaser understands the characteristics that make the Lot unique may change over time, and the Lot may become more or less desirable as a result of such changes. Seller makes no representation or guarantee of the current or future value of Purchaser's Lot. Further development of the Subdivision or surrounding property, whether made by Seller, the developer or any other owner, may affect the Lot's value and Purchaser's use and enjoyment of the Lot. Purchaser releases Seller from and agrees Seller will not be responsible or liable for any such changes or obligated to return any Lot premium.

4. CONSTRUCTION.

Purchaser agrees that Purchaser is purchasing the Property as a completed Home and Seller is not acting as a contractor for Purchaser in the construction of the Home. Purchaser will acquire no right, title or interest in or to the Property except the right and obligation to purchase the Property upon the Closing Date in accordance with the terms of this Agreement. Purchaser agrees that direction and supervision of trade contractors rests exclusively with Seller, and Purchaser will not issue any instruction to, or otherwise interfere with, hinder, delay, or otherwise impede the construction or construction schedule of the Home, whether by act or omission or communication through any medium, either orally or in writing (including, but not limited to, electronic mail, television or radio, computer networks or Internet bulletin boards, blogs, social media, such as Facebook, LinkedIn, Google, or Twitter, or any other form of communication). If Purchaser engages in any act or omission or communication (with any person or entity other than Seller) that Seller determines in the exercise of its sole discretion

does or may interfere with Seller's construction of the Home or other business in the Subdivision, Seller shall give Purchaser notice specifying the nature of the actual or threatened interference and at Seller's sole discretion may declare Purchaser to be in default of this Agreement.

      A.   **Construction Plans; Variances**. Seller will construct the Home in substantial conformance with this Agreement, the home plan and elevation. Notwithstanding anything to the contrary in this Agreement, Purchaser understands minor variances from those plans may occur during construction for various reasons, including aesthetic reasons, to address field conditions, and to comply with building codes or other governmental requirements. Seller may find it necessary to reverse or reconfigure the plans of the Home on the Property to conform with setback lines, zoning lines, ground elevation, or other physical considerations affecting the Property. Dimensions and area (square footage) measurements shown in advertisements, sales brochures and other marketing materials are approximations for illustrative purposes only. Accordingly, actual "as-built" dimensions and area (square footage) measurements may vary from those materials and the construction plans. Seller's detailed construction plans and specifications for the Home are proprietary and will remain Seller's property. Purchaser is acquiring no rights in Seller's construction plans and specifications and Seller will be under no obligation to deliver them to, or review them with, Purchaser.

      B.   **Commencement of Construction/Completion of the Home**. Construction of the Home will begin and progress according to Seller's construction schedule, as determined by Seller. Purchaser and Seller intend for this sale to be exempt from the Interstate Land Sales Full Disclosure Act by qualifying for the exemption provided by 15 U.S.C. Section 1702(a)(2), and nothing herein contained will be construed or operate, as to any obligation of Seller or right of Purchaser, in a manner that would render such exemption inapplicable. Accordingly, Purchaser and Seller authorize any court interpreting this Agreement to construe it liberally so that such exemption is available. Notwithstanding anything in this Agreement to the contrary, Seller will be obligated to complete the Home no later than two years after the date Purchaser signs this Agreement, except for delays caused by acts of God, failure by the governing authorities to inspect or to issue certificates of occupancy, moratoriums on issuance of building permits, or other matters that qualify under impossibility of performance principles recognized under the laws of the state in which the Property is located, in which case the completion date will be extended by an amount of time equivalent to such delays. Seller cannot guarantee any specific completion date. Seller is not responsible for inconvenience, loss, expense or other consequences to Purchaser resulting from delays in construction completion provided that the Home is completed within the time period set forth in this Section. Seller is not responsible for delays in the installation or service delays of telephone, cable television, mail or similar services at, or after Closing provided that all necessary and customary utilities are extended to the Home within the time period set forth in this Section. In the event the Home shall have been issued a Certificate of Occupancy (or document of similar effect) as of the Closing, but items such as landscaping, exterior concrete, driveways, final grading are incomplete, the Closing shall be consummated and Purchaser shall allow Seller temporary access to the Property during reasonable times to complete the incomplete items, as soon as practicable after Closing

      C.   **Fencing**. Seller is not required to install fencing on the Property.

      D.   **No Purchaser Alterations or Additions**. Purchaser will not make any alterations or additions to the Home or Lot prior to Closing, including, but not limited to, the alteration or addition of any equipment, wiring, appliances, wall coverings, sprinkler systems or paint. If Purchaser violates this provision, Purchaser will be in default under this Agreement and liable and responsible for all damages caused by and consequences of such alterations or additions, including time delays incurred by Seller in removing or correcting the alterations or additions. At Purchaser's expense, Seller may remove or correct any such alterations or additions made by Purchaser or Purchaser's agents and destroy or dispose thereof without liability or compensation to Purchaser.

      E.   **Energy Efficiency/Energy Costs**. Seller makes no representation or warranty regarding the energy efficiency or energy costs of the Home, Consumer Products, or any component of the Home regardless of any (i) brochures, pamphlets, advertising, or other documents that may have been reviewed by Purchaser, or (ii) discussions Purchaser may have had with Seller or its employees, agents, or vendors. Purchaser acknowledges the energy efficiency of the Home and associated energy costs will vary over time depending on many factors, including, but not limited to, usage, rates, fees and charges of local utility providers, home maintenance practices, household size, lighting and internal climate control systems, and weather conditions.

F.   **Environmental Notice/Disclosure**. NOW OR IN THE FUTURE THE HOME AND ITS OCCUPANTS MAY BE EXPOSED TO VARIOUS ENVIRONMENTAL CONDITIONS IN OR NEAR THE HOME (INCLUDING, BUT NOT LIMITED TO, RADON GAS, ELECTROMAGNETIC FIELDS FROM POWER LINES AND APPLIANCES, MOLD, THE PRESENCE OF SURFACE AND UNDERGROUND UTILITY FACILITIES, AND THE POSSIBILITY OF AIR, WATER AND SOIL POLLUTION). SELLER DOES NOT CLAIM ANY EXPERTISE CONCERNING SUCH CONDITIONS. SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, ABOUT SUCH CONDITIONS, AND EXPRESSLY DISCLAIMS ANY LIABILITY FOR ANY TYPE OF DAMAGES OR INJURY THAT SUCH CONDITIONS MAY CAUSE TO THE HOME OR ITS OCCUPANTS. FOR ADDITIONAL INFORMATION, SELLER RECOMMENDS PURCHASER CONTACT ITS LOCAL, STATE OR FEDERAL ENVIRONMENTAL AGENCIES OR OTHER AVAILABLE SOURCES.

G.   **Termites**. Purchaser is advised and acknowledges that during construction, Seller may utilize a termite treatment or barrier, bait system, or combination of methods in an attempt to prevent termite infestation in the Home. Purchaser is advised that current governmental regulations limit the types and concentration of chemicals and the methods of application that can be used in attempting to prevent or eradicate termites. Consequently, termites may appear following completion of the Home. Purchaser shall reimburse Seller for the actual cost of the termite treatment method applied to or installed on the Property at closing. Purchaser is advised that disturbance of the soil around the Home's foundation stem wall can destroy the termite treatment barrier. Seller recommends that Purchaser retain the services of a qualified pest control company to regularly (at least annually) inspect the Home and apply the appropriate termite treatments or measures to prevent termite infestation. Except and to the extent limited or prohibited by applicable law or FHA/VA regulations, Purchaser waives all claims against Seller for damages, losses, costs and expenses in connection with the existence of termites at the Home or on the Property and Purchaser agrees to be solely responsible for preventing or exterminating termites in or around the Home in such manner as Purchaser may determine.

H.   **Landscaping/Drainage**. Seller will not be liable or responsible for damages or other effects caused or contributed to by any change to the grading or drainage of the Lot made by Purchaser or Purchaser's contractor or landscaper after Closing.

I.   **Construction Noise and Activities; Entry Gates**. The Lot may be part of a larger community in which other homebuilding and development activities are being or may be conducted. Those activities will cause noise, vibration, dust, mud, construction traffic and other potential inconveniences and nuisances in areas around the Lot. Seller will exercise reasonable control over those activities conducted by Seller, but Purchaser agrees Seller will have no liability or responsibility to Purchaser as a result of any of those activities or any resulting inconveniences or nuisances. If there are entry gates to the Subdivision, such gates may be open during development of the Subdivision and there are no assurances regarding security or the effectiveness of such gates or that pedestrian or other access will be controlled.

J.   **Visits to the Construction Site and Assumption of Liability and Risk**. Purchaser understands that a construction site can be a dangerous place. Purchaser and its visitors will not visit any construction site in the Subdivision without permission and without a representative of Seller. Hard hats and closed toe shoes are required while visiting areas under construction. Any entry to a construction site is at Purchaser's sole risk and Purchaser waives the right to make claims against Seller for any personal injury or property damage that Purchaser, Purchaser's guests and/or minor children may incur. Purchaser agrees to indemnify and hold Seller harmless from and against any and all personal injuries, property damage, or any other claim or injury incurred by Purchaser, or Purchaser's visitors on the Property, or on any construction site at the Subdivision at any and all times before and after Closing.

K.   **Loss of Property**. Seller will bear the risk of loss or damage to the Property (e.g., by fire or other casualty) until the Closing Date. If the Property is damaged prior to the Closing, Seller will repair the damage as Seller reasonably determines necessary. If Seller determines the Home has been totally destroyed, Seller will give Purchaser written notice of such total destruction ("Destruction Notice"). Upon receipt of the Destruction Notice, Purchaser will

have 10 days to provide Seller written notice of its election to either (i) terminate this Agreement and receive a refund of all Purchaser Payments paid, or (ii) have Seller restore the Property. If Purchaser elects to have Seller restore the Property, the time for Seller to complete the Home will be extended, if permitted, in accordance with Section 4(B). If Purchaser fails to timely deliver written notice to Seller of Purchaser's election, Purchaser will be deemed to have elected to terminate this Agreement and receive a refund of all Purchaser Payments paid. After the Closing Date, Purchaser assumes and will bear all risk of loss or damage to the Property.

5.   **SUBDIVISION DEVELOPMENT.**

         A.   Seller's Right to Act in Response to Market Conditions. Before or after Closing, with no obligation to Purchaser, Seller may change prices, premiums, terms, features, options and concessions for any proposed or existing homes in the Subdivision or any other community. Seller may change the floor plans, sizes, elevations, options, designs and other characteristics of homes built in the Subdivision. Seller has neither offered nor agreed to any price protection or other commitment to Purchaser regarding the value or resale value of the Property (or any other property), and Seller will not have any obligation or liability whatsoever to Purchaser if any price changes directly or indirectly affect the value of the Property.

         B.   Development Plans. Seller reserves the right to sell lots to other builders, to rent or lease homes, and to change the zoning or planned use of other property in the Subdivision or surrounding property. Development plans for the Subdivision may be amended or changed from time-to-time to provide for, among other things, changes in land use, improvements, street patterns, setbacks, the type, number, style and prices of homes, lot sizes and configurations, densities, and amenities. Seller or its affiliates may annex into the Subdivision additional lands not currently described in the Subdivision Documents (defined below) or withdraw from the Subdivision property currently described in the Subdivision Documents. This annexation or withdrawal may or may not require the consent of certain owners of lots in the Subdivision. The plans for the Subdivision and any master development which encompasses the Subdivision (to the extent it exists) may be periodically updated and remain subject to change. Purchaser understands that no statement of any representative of Seller regarding the planned use of property in or adjacent to the Subdivision should be understood by Purchaser or anyone as a warranty or promise regarding any future development plans for such property, and no such statement will limit or affect Seller's right to change zoning, land use or its development plans in the future. Purchaser waives all claims, including claims for damages and costs, against Seller, its partners and other affiliates, and all of their respective officers, directors, shareholders, employees and agents as a result of any changes to the zoning, land use or development plans for the Subdivision or for adjacent properties or for the annexation into or withdrawal of land from the Subdivision.

         C.   Land Uses and Districts. Any statement made or information provided by a representative of Seller concerning the present or future zoning, use or condition of land near the Lot or around the Subdivision or school district boundaries is based only on the limited information known to such person at the time of such statement or action. Purchaser understands that the zoning, use and condition of land and school district boundaries can change. Purchaser confirms that prior to executing this Agreement, Purchaser has reviewed the applicable school district boundaries and the zoning, use, condition and restrictions of or affecting land near the Lot or around the Subdivision with the appropriate owners of such land and the applicable governmental authorities or Purchaser has elected, on Purchaser's own accord and determination, to forgo such review. Purchaser has not relied, and agrees not to rely, on any statement made or information provided by any employee or representative of Seller concerning school district boundaries or the zoning, use or condition of nearby land.

         D.   Disclosure Regarding Potential Annexation. If the Property is located outside the limits of a municipality, the Property may now or later be included in or annexed into the extraterritorial jurisdiction or city limits of a municipality. Each municipality maintains a map that depicts its boundaries and areas of extraterritorial jurisdiction. To determine if the Property is located within a municipality or a municipality's extraterritorial jurisdiction or is likely to be included or annexed into a municipality's city limits or extraterritorial jurisdiction and any costs as a consequence thereof, Purchaser should contact all municipalities located in the general proximity of the Property.

6. CONDITION OF TITLE. Subject to the payment or tender of the Purchase Price and compliance with the other terms and conditions hereof by Purchaser, Seller shall execute and deliver a good and sufficient deed to Purchaser at Closing conveying the Property free and clear of all liens and encumbrances, except those which do not materially and adversely affect the marketability of the Property including, but not limited to, the following: general taxes, assessments and fees for the year of Closing and all subsequent years' taxes, assessments and fees; easements and rights of way (actual or recorded); covenants, conditions, reservations and restrictions of record; any state of facts which an accurate survey or current physical inspection of the Property would reveal; all federal, state and local laws, plats, permits, zoning, agreements, ordinances, rules and regulations; and any taxes or assessments arising by reason of the inclusion of the Property in a special improvement district, fire protection district, recreation and/or park district, water and/or sanitation district or in a municipality providing these services. Purchaser understands and acknowledges that Seller may only have a contractual right to acquire the Property and not current ownership thereof. Seller's acquisition of the Property prior to or concurrent with the Closing shall be a condition of Seller's obligations hereunder. In the event of the failure of this condition, all Purchaser Payments actually received by Seller shall be returned to Purchaser and both parties shall be released from obligations hereunder. Seller shall cause a current commitment for a title insurance policy to be furnished to Purchaser. Purchaser acknowledges and agrees to accept that such commitment may contain various title exceptions including, but not limited to, standard exceptions, water and mineral exceptions, and those exceptions referred to above. If required in connection with the loan and / or otherwise desired by Purchaser, subsequent to closing and delivery of the deed, an Owner's Title Insurance Policy shall be issued and delivered to Purchaser, and Purchaser agrees to pay the premium thereon at Closing.

7. CLOSING.

   A.   **Closing Time and Place.**   The Closing will occur through an escrow established with Closing agent and will be held at the offices of Closing Agent unless otherwise provided in this Agreement or otherwise designated by Seller. The Closing will be held at the time and on the date (the "Closing Date") designated by the Seller. The Closing will be held only when the Home is substantially complete (i.e., the Closing will be held even though some construction items may remain to be completed) and, if applicable to the Home, a temporary or final certificate of occupancy or its local equivalent has been issued by the applicable governmental authority.

   B.   **Seller Right to Extend Closing Date**. Seller will have the right to extend the Closing Date in order to substantially complete the construction of the Home, to complete any other construction item(s), to obtain a certificate of occupancy or similar permit, or as necessary to align with the schedules of other closings being handled by Seller or Closing Agent. Purchaser understands that any Closing Date provided to Purchaser or set by Seller prior to the date the Home is substantially complete is only an estimated date and, due to uncertainties inherent in construction, is subject to change by Seller. Because the Closing Date may change, Purchaser agrees to remain flexible regarding the Closing Date, including, without limitation, Purchaser's moving schedule, notifications to landlords, the closing of any existing home, and interest rate changes and locks. Seller will have no liability to Purchaser due to a delay or extension of the Closing Date regardless of the reason. Purchaser agrees Seller will not be required to reimburse Purchaser for any expenses (including temporary housing costs, rentals, interest rate changes or lock fees, storage, moving and travel expenses) related to any changes in the timing of construction of the Home and/or the Closing Date.

   C.   **Closing Procedures. At Closing**:

       i.   Seller will deliver to Purchaser a good and sufficient deed, subject to (i) taxes and assessments not yet due; (ii) the Subdivision Documents and other restrictive covenants common to the Subdivision; (iii) all matters affecting the Property shown on the recorded plat for the Subdivision; (iv) water, oil, gas and mineral rights previously reserved or conveyed; (v) all easements, covenants, restrictions, encumbrances and other matters of record affecting the Property; (vi) all matters and conditions shown on the survey or that would be revealed by an accurate survey or inspection of the Property; and (vii) applicable building and zoning codes and other laws of governmental authorities.

       ii.   Purchaser will deliver the Purchase Price and all other sums payable by Purchaser pursuant to this Agreement. All sums due from Purchaser at Closing must be paid by wire transfer or

other immediately available funds acceptable to Seller and Closing Agent. All wire transfers must be transferred to the Closing Agent by 6 p.m. EST, the day prior to the scheduled Closing.

iii.   Seller and Purchaser will each execute and deliver any notices, statements, certificates, affidavits, and other documents as may be reasonably required to consummate the Closing.

iv.   After Purchaser and Seller have complied with their respective Closing obligations, Closing Agent will record all documents to be recorded in the real property records and disburse all funds according to the approved Closing Disclosure Statement, as applicable. Purchaser and Seller authorize Closing Agent to execute and submit on their behalf any required affidavit of value and preliminary change of ownership report using the Purchase Price for the established value. Following the Closing, Closing Agent (or a separate title agent, if applicable) will issue or cause the issuance of an owner's policy of title insurance for the Property to Purchaser, if purchased by Purchaser.

D.   **Possession and Keys**. Purchaser will not have any equitable right in the Property or be entitled to possession of the Property until the complete consummation of the Closing and funding of the Purchase Price and all other costs payable pursuant to this Agreement. . Except as otherwise required by law, keys to the Property will not be released and access will not be provided until all funds due from Purchaser (including all loan proceeds from Purchaser's lender) have been delivered to the Closing Agent and all conditions to Closing and funding have been satisfied. Purchaser understands loan funding may take several days after Purchaser has executed loan documents.

E.   **Closing Costs**. Purchaser is responsible for paying, at or before Closing, (i) all costs related to the owner's policy of title insurance; (ii) the cost of a survey of the Property (or reimbursing Seller for that cost if Seller has already paid for the survey); (iii) all escrow fees and other charges of Closing Agent related to this transaction; (iv) all costs related to Purchaser's mortgage loan or other financing, including but not limited to, application and origination fees, points, interest rate buy down costs, interest rate lock charges, prepaid interest, survey fees, credit report charges, lender title insurance policy charges, homeowner's and flood insurance premiums, mortgage insurance premiums, appraisal fees, tax certificate and tax service charges, flood certificate charges, underwriting and loan processing charges, document preparation charges, and impounds for taxes, assessments and insurance; (v) all recording fees and stamp, excise, documentary or other transfer fees or taxes; (vi) homeowner's association fees (vii) Purchaser's portion of the Closing prorations described in Section F below, and (viii) the cost of the termite treatment or bait system for the Property (or reimbursing Seller for that cost if Seller has already paid for the treatment); (ix) any other items described on the Closing Disclosure Statement, as applicable, other than costs Seller has expressly agreed herein to pay (collectively, "Closing Costs").

F.   **Closing Prorations**. All real estate taxes and assessments, dues and assessments under the Subdivision Documents, utility charges, and other charges against the Property for the year of Closing will be prorated as of the Closing Date. The proration of real estate taxes and assessments will be based on the most recent tax bill issued prior to Closing. All prorations will be final and not subject to adjustment after Closing.

G.   **Closing Delay; Failure to Close**. Purchaser agrees the timely performance of its obligations to close on the scheduled Closing Date is an essential term of this Agreement. If Purchaser fails to perform any of Purchaser's obligations on or before the Closing Date, Purchaser will be in default under this Agreement. Seller will be under no obligation to agree to delay the Closing Date. If Purchaser asks to delay the Closing Date for any reason (including due to delays caused by Purchaser's lender), and Seller agrees to same, then Purchaser agrees to pay Seller an extension fee equal to the greater of 1.5% of the Purchase Price or $300 times the number of days from the scheduled Closing Date until the extended Closing Date. Unless Seller agrees otherwise, the extension fee will be due upon Seller's agreement to extend the Closing Date and will not be credited toward the Purchase Price.

H.   **Water and Mineral Rights**. Purchaser understands water rights and interests in oil, gas and other minerals in, on or under the Lot may have been previously reserved or conveyed to other persons, including without limitation to Seller or companies affiliated with Seller. Unless otherwise set forth in this Agreement, Seller has not made any representation or warranty to Purchaser that the Property includes any water rights or interests in oil, gas or

other minerals. If the ownership or prior reservation or conveyance of water or mineral rights is important to Purchaser, Purchaser is advised to research same further prior to entering into this Agreement.

8.   ORIENTATION.   Prior to Closing, Seller shall notify Purchaser that the improvements have been or will be completed in accordance with this Agreement. Subsequent to receipt of such notice, Purchaser shall completely inspect the Property with an agent of Seller at a time designated by Seller. Purchaser shall not bring a home inspector or any other non-party to this Agreement to the orientation. Purchaser and an agent of Seller shall agree upon, by completion of a Seller approved orientation form, those items that Seller will cause to be repaired within a reasonable time after Closing. Purchaser shall, upon execution of such form, accept the improvements and acknowledge that they were constructed pursuant to this Agreement, except as set out in said written form. Purchaser acknowledges that this inspection is not a contingency to this transaction or the Closing. If Purchaser and Seller are unable to agree on which items Seller will repair, Purchaser shall be in default of this Agreement and Seller shall be entitled to the remedies provided herein. Purchaser acknowledges and agrees that under no circumstances does Purchaser have the right to delay the Closing due to outstanding or incomplete orientation items.

9.   NO ASSIGNMENT OR RECORDATION.   This Agreement is personal to Purchaser and neither the Agreement nor Purchaser's rights hereunder shall be assigned, sold, transferred or hypothecated by Purchaser without the prior written consent of Seller, which may be withheld in Seller's sole discretion. If Purchaser causes or allows this Agreement or Memorandum thereof to be recorded, this Agreement shall be null, void and of no further effect (and such recording shall not cause a cloud on title or otherwise affect or impact any subsequent sale or conveyance of the Property), Purchaser shall be in default and Seller shall be entitled to the remedies provided in the Agreement, including without limitation the right of Seller to record a release and/or termination of such recorded instrument.

10.   COVENANTS.

       A.   **Purchaser's Performance**. Purchaser understands that Seller will construct the Home using Seller's standard construction and contract processes and procedures. Purchaser agrees to: (i) make choices or take other actions required of Purchaser under this Agreement within the indicated time frames; (ii) communicate with Seller's designated representatives to perform certain aspects of this Agreement, such as Seller's designated field manager, sales consultant, closing administrator or other representatives of Seller; (iii) not engage in harassing, abusive, foul, threatening, offensive or otherwise inappropriate behavior towards Seller's personnel or contractors; (iv) communicate Purchaser's acceptance or approval of work which complies with this Agreement or the plans and specifications referenced herein; and (v) not take any action that impedes, obstructs or interferes with the performance of Seller under this Agreement.

       B.   **Subdivision Documents**. Purchaser acknowledges that, if applicable, it has received copies of the following homeowners association documents in the most current form available: (i) Declaration(s) of Covenants, Conditions and Restrictions (the "CC&Rs") for the Property, if applicable, (ii) copies of the Articles of Incorporation and Bylaws of the Homeowners Association(s), having jurisdiction over the Property, if applicable, and (iii) rules of the association (all such documents being "Subdivision Documents"). Purchaser acknowledges and agrees that the CC&Rs, Articles of Incorporation and Bylaws may be modified or deleted prior to Closing. Purchaser acknowledges that it has read the same and agrees to comply with all of the terms, conditions and obligations set forth therein, as may be amended from time to time, including the obligation to pay its proportionate share of the common expenses. Purchaser understands and acknowledges that the CC&Rs may limit certain rights of Purchaser in connection with disputes with Seller and may require the final resolution of such disputes to be determined by final, binding arbitration and/or mediation or other dispute resolution procedure as a prerequisite or condition of pursuing other available procedures or litigation.

11.   RESPONSIBILITY FOR UTILITIES.   Purchaser agrees to change all separately metered utilities to the Property from Seller's name no later than 3 days after Closing occurs, and Purchaser shall thereafter be obligated to pay the cost of such utilities. This Section shall survive Closing.

12.   NO ESCROW/LANDSCAPING.   Notwithstanding anything contained herein to the contrary, under no circumstances whatsoever, including without limitation, for completion of punch list or walkthrough items or the

completion of landscaping or installation of irrigation systems (if included in the Agreement or required by a municipality), shall any portion of the Purchase Price be escrowed at the Closing on the Property. The parties hereto agree and acknowledge that to the extent landscaping of the Property by Seller is included in this Agreement, such landscaping shall be installed by Seller in a reasonable period of time following Purchaser's Closing on the Property, subject to weather conditions, drought constraints and availability of landscaping subcontractors. Purchaser further acknowledges that at the time of closing common areas, streets, walls, fences, exterior touch-up and the like may also not be complete.

13.   Homeowner Maintenance Manual.   At or prior to Closing, Seller will deliver to Purchaser the Homeowner Maintenance Manual which identifies how to care for your Home and how to contact Seller to submit a warranty repair request directly through the Seller's online Warranty request portal. Seller's obligation to take any corrective action to the Property does not does not apply to matters caused, by example and not as a limitation, by normal wear and tear, insubstantial variances or defects, the elements, natural disasters, faulty or incomplete maintenance, abusive use, or other acts or events beyond the control of Seller. Likewise, Seller's obligations shall in no event extend to any consumer product included in this transaction. Purchaser agrees to allow Seller's Customer Relations team access to the Property during normal weekday business hours (8:00 a.m. to 4:00 p.m.) to perform any needed work. If Purchaser refuses to allow such access to the Property to make necessary repairs, Purchaser hereby accepts the Property as it is and agrees to hold Seller harmless from any claim relating to unrepaired items. The Homeowner Maintenance Manual is not a warranty. The only warranty provided to Purchaser by Seller and its agents is the New Home Limited Warranty (as hereinafter defined).

14.   WARRANTY.

      A. Home Warranty. Seller warrants the Home in accordance with Seller's New Home Limited Warranty (collectively, the "Home Warranty"). Purchaser acknowledges receiving or having the opportunity to review the Home Warranty and agrees to the terms and conditions of the Home Warranty, all of which are incorporated herein by reference.

      B.   Manufacturer's Warranties – Disclaimer. At or after Closing, Seller will deliver to Purchaser the actual warranties for the Consumer Products in the Home to the extent such warranties exist. The term "Consumer Products" means all appliances, pieces of equipment, or other items installed in the Home that are consumer products for purposes of the Magnuson-Moss Warranty Act (15 U.S.C. Section 2301, et. seq.) and the solar energy system (including the inverter), if any. See the Home Warranty for examples of Consumer Products. Consumer Products are excluded from coverage under the Home Warranty. To the extent Seller has been issued a warranty from any manufacturer of Consumer Products installed in the Home, Seller assigns to Purchaser, to the extent assignable and without recourse to Seller, Seller's rights in such warranties, if any. The assignment will be effective as of the Closing Date. Any rights that inure to a homeowner under a manufacturer's warranty are the obligation of the manufacturer. Seller does not assume any obligation of the manufacturer resulting from a manufacturer's warranty. Seller disclaims any warranty of any kind, express or implied, relating to Consumer Products, including without limitation, any warranty of use, fitness of use, workmanship, or quality. Seller will not be liable for any damage to a Consumer Product or for any damage caused by a Consumer Product installed at the Home. However, to the extent provided by law, Seller will be responsible for damage caused by its improper installation of a Consumer Product at the Home or other act by Seller only if the installation or other act caused such damage. Seller's disclaimer of warranties does not limit or otherwise affect the warranty of any manufacturer. If a Consumer Product malfunctions, or is otherwise defective, Purchaser agrees to follow the procedures in the applicable manufacturer's warranty documents.

      C.   NO OTHER WARRANTIES. TO THE FULLEST EXTENT PERMITTED BY LAW, EXCEPT FOR THE HOME WARRANTY AND ANY LANDSCAPE WARRANTY EXPRESSLY PROVIDED BY THIS AGREEMENT, IF APPLICABLE, ALL WARRANTIES REGARDING THE PROPERTY, INCLUDING BUT NOT LIMITED TO STATUTORY AND IMPLIED WARRANTIES (INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF HABITABILITY, MERCHANTABILITY, WORKMANLIKE CONSTRUCTION OR FITNESS FOR A PARTICULAR PURPOSE), ARE HEREBY DISCLAIMED BY SELLER AND WAIVED BY PURCHASER. THE HOME WARRANTY AND THE LANDSCAPE WARRANTY, IF APPLICABLE, ARE SUBSTITUTED IN PLACE OF ALL SUCH WARRANTIES. THIS MEANS THAT THE HOME WARRANTY

AND THE LANDSCAPE WARRANTY, IF APPLICABLE, ARE THE ONLY WARRANTIES THAT APPLY AND GOVERN PURCHASER'S AND SELLER'S RIGHTS AND OBLIGATIONS RELATED TO THE PROPERTY AND THERE ARE NO OTHER WARRANTIES, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW. PURCHASER AGREES THAT SELLER'S LIABILITY FOR ANY DEFECTIVE CONDITION WITH RESPECT TO THE PROPERTY, WHETHER IN CONTRACT, IN TORT, UNDER ANY WARRANTY OR OTHERWISE, IS LIMITED SOLELY TO SELLER'S OBLIGATIONS AND PURCHASER'S REMEDIES EXPRESSLY PROVIDED IN THE HOME WARRANTY. PURCHASER IS NOT WAIVING ANY WARRANTY APPLICABLE TO MATERIALS IN THE HOME THAT MAY BE PROVIDED DIRECTLY BY A MANUFACTURER.

D. **Purchaser's Maintenance Responsibility**. Purchaser will be solely responsible to perform routine general maintenance and repairs on the Home. Purchaser's failure to maintain and repair the Home may reduce or negate warranty coverage under the Home Warranty.

E. **Subsequent Owners**. The Home Warranty automatically transfers to the subsequent owner of the Home upon the transfer of title to the Home. However, the transfer of the Home Warranty does not extend any warranty coverage period. Purchaser agrees to provide a copy of the Home Warranty to a subsequent owner of the Home who purchases the Home from Purchaser.

F. **Attached Homes**. Regarding attached homes, Purchaser agrees that the Association (and/or the applicable Special District) and not the Purchaser is the appropriate entity to bring a warranty claim with respect to common building elements that are maintained or owned by the Association and/or Special District, unless otherwise provided by law or agreement.

G. **Subrogation**. Purchaser understands the Home Warranty is not a liability or other type of insurance policy, including a homeowner's insurance policy, which typically provides coverage for certain property damages and casualty losses. If Purchaser receives from an insurance company or any other party payment or repairs arising from a construction defect or otherwise relating to the Property, then to the fullest extent permitted by law, Purchaser waives for itself and on behalf of anyone acquiring rights through Purchaser, including, but not limited to, any insurance company or other party, all subrogation and other claims against Seller for such payments or repairs received by Purchaser.

15. DISPUTE RESOLUTION

A. ARBITRATION

i. ANY CONTROVERSY, CLAIM OR DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT, PURCHASER'S PURCHASE OF THE PROPERTY OR ANY RIGHTS OR OBLIGATIONS OF EITHER PARTY RELATING TO THIS AGREEMENT (INCLUDING WITHOUT LIMITATION ANY CLAIMS FOR DEATH, PERSONAL INJURY, PROPERTY DAMAGE, DEFECTIVE DESIGN OR CONSTRUCTION, MISREPRESENTATION AND FRAUD) WILL BE RESOLVED BY BINDING ARBITRATION PURSUANT TO THE FEDERAL ARBITRATION ACT (TITLE 9 OF THE UNITED STATES CODE).

ii. THE ARBITRATION SHALL BE CONDUCTED IN ACCORDANCE WITH THE HOME CONSTRUCTION ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION ("AAA") IN EFFECT ON THE DATE OF THIS AGREEMENT AND THE TERMS OF THIS AGREEMENT. ANY AWARD RENDERED BY THE ARBITRATOR MAY BE CONFIRMED, ENTERED AND ENFORCED IN ANY COURT HAVING JURISDICTION.

iii. PURCHASER IS INFORMED AND UNDERSTANDS THAT ARBITRATION INVOLVES CERTAIN EXPENSES (INCLUDING PAYMENT OF FEES TO THE AAA AND COMPENSATION OF THE ARBITRATOR(S)) WHICH, DEPENDING ON THE NATURE AND AMOUNT OF CLAIMS ASSERTED, MAY BE SUBSTANTIAL AND IN EXCESS OF COURT FEES FOR FILING OF A LAWSUIT. THE PAYMENT OF SUCH ARBITRATION FEES AND EXPENSES SHALL BE GOVERNED BY THE AAA RULES. THE AAA FEE

SCHEDULE, THE RULES FOR APPOINTING AN ARBITRATOR AND FOR CONDUCTING AN ARBITRATION (INCLUDING ONLINE FILING) MAY BE FOUND AT WWW.ADR.ORG.

B.   FILING A REQUEST, SELECTING AN ARBITRATOR:

i. SOME STATES REQUIRE PARTIES TO TAKE PRELIMINARY STEPS BEFORE AN ARBITRATION OR LEGAL ACTION MAY PROCEED. THOSE STEPS MAY INCLUDE, BUT ARE NOT LIMITED TO, A NOTICE OF ALLEGED DEFECTS BY THE HOMEOWNER TO A SPECIFIC PERSON OR BY SPECIFIC MEANS (SUCH AS CERTIFIED MAIL OR PERSONAL DELIVERY) USING PARTICULAR NOTICE LANGUAGE. ANY RESPONSE BY SELLER TO A NOTICE THAT DOES NOT COMPLY WITH THE APPLICABLE STATE'S REQUIREMENTS WILL NOT BE A WAIVER OF RIGHTS UNDER THE APPLICABLE STATE LAW.

ii. EITHER THE PURCHASER OR SELLER MAY INITIATE AN ARBITRATION PROCEEDING BY GIVING NOTICE TO THE OTHER PARTY BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED. THE NOTICE SHALL DESCRIBE THE NATURE OF THE CONTROVERSY AND THE REMEDY SOUGHT.

iii. ALL ARBITRATIONS WILL BE CONDUCTED BEFORE A SINGLE ARBITRATOR WITH THE AAA. THE PARTIES SHALL ATTEMPT TO MUTUALLY DESIGNATE ONE ARBITRATOR, BUT IF THEY ARE UNABLE TO DO SO AFTER 10 DAYS FOLLOWING RECEIPT OF THE NOTICE OF ARBITRATION, THEN AAA SHALL DESIGNATE AN ARBITRATOR. IF AAA DECLINES TO ARBITRATE A DISPUTE, OR IF THE AAA IS NOT AVAILABLE, THE PARTIES WILL AGREE TO AN ALTERNATIVE ARBITRATOR OR HAVE A COURT APPOINT A NEW ARBITRATOR WHOSE EXPERIENCE AND TRAINING IN CONSTRUCTION ARBITRATION IS SIMILAR TO THAT OF A AAA-TRAINED ARBITRATOR.

iv. NO PERSON MAY SERVE AS THE ARBITRATOR IF THAT PERSON HAS ANY FINANCIAL OR PERSONAL INTEREST IN THE RESULT OF THE ARBITRATION. ANY PERSON DESIGNATED AS THE ARBITRATOR SHALL IMMEDIATELY DISCLOSE IN WRITING TO ALL PARTIES ANY CIRCUMSTANCE LIKELY TO AFFECT IMPARTIALITY, INCLUDING ANY BIAS OR FINANCIAL OR PERSONAL INTEREST IN THE OUTCOME OF THE ARBITRATION. IF ANY PARTY OBJECTS TO THE SERVICE OF THE ARBITRATOR FOLLOWING THE RECEIPT OF SUCH A DISCLOSURE, THE DESIGNATED ARBITRATOR SHALL BE REPLACED.

v. PURCHASER AND SELLER UNDERSTAND THAT BY AGREEING TO THE ARBITRATION OF ALL DISPUTES AS SET FORTH IN THIS SECTION, PURCHASER AND SELLER ARE WAIVING THEIR RIGHTS TO A TRIAL BY JURY AND AGREE THAT THE DISPUTE WILL BE RESOLVED BY THE ARBITRATOR.

vi. THE MAILING OF A PROPER DEMAND FOR ARBITRATION IN ACCORDANCE WITH THIS PROVISION SHALL ACT TO TOLL ANY APPLICABLE STATUTES OF LIMITATION OR REPOSE.

C. JOINDER OF ADDITIONAL PARTIES TO ARBITRATION:

i. PURCHASER AND SELLER WAIVE THE RIGHT TO INSTITUTE OR PARTICIPATE IN A CLASS OR ANY OTHER TYPE OF REPRESENTATIVE ARBITRATION OR ANY TYPE OF LEGAL ACTION AS A MEMBER OR REPRESENTATIVE OF A CLASS FOR ANY MATTER COVERED BY THIS SECTION. PURCHASER AND SELLER FURTHER ACKNOWLEDGE THAT THE ARBITRATOR IS NOT AUTHORIZED TO PERMIT ANY CLASS OR REPRESENTATIVE ARBITRATION.

ii. PURCHASER AND SELLER FURTHER AGREE THAT ANY SUCH ARBITRATION SHALL ONLY BE BETWEEN PURCHASER AND SELLER AND SHALL NOT BE JOINED OR CONSOLIDATED WITH THE CLAIMS OR ARBITRATION OF ANY OTHER PURCHASER UNLESS SPECIFICALLY AGREED TO IN WRITING BY BOTH PARTIES AND ACKNOWLEDGE THAT THE ARBITRATOR IS NOT AUTHORIZED TO PERMIT ANY CONSOLIDATION OR JOINDER WITH ANY OTHER PURCHASER. HOWEVER, EITHER

PURCHASER OR SELLER MAY SEEK TO JOIN SUBCONTRACTORS AND SUPPLIERS INVOLVED IN THE DESIGN AND CONSTRUCTION OF THE IMPROVEMENTS TO THE PROPERTY IN THE ARBITRATION.

D. ARBITRATION AWARD, FEES, AND DAMAGES:

i. THE ARBITRATOR'S DECISION SHALL BE RENDERED NO LATER THAN 21 DAYS FROM THE CLOSE OF THE HEARING, UNLESS OTHERWISE AGREED BY THE PARTIES. THE DECISION SHALL BE IN WRITING, CONTAIN FINDINGS OF FACT AND CONCLUSIONS OF LAW, AND WILL BE SIGNED BY THE ARBITRATOR.

ii. ANY AWARD RENDERED BY THE ARBITRATOR MAY BE CONFIRMED, ENTERED AND ENFORCED, IN ANY COURT HAVING JURISDICTION.

iii. EACH OF THE PARTIES SHALL BE RESPONSIBLE FOR THEIR OWN ATTORNEY FEES AND EXPENSES (INCLUDING THE COST AND FEES OF ANY EXPERT WITNESSES) IN THE ARBITRATION AND THE ARBITRATOR SHALL HAVE NO AUTHORITY TO AWARD RECOVERY OF ATTORNEY FEES OR EXPERT EXPENSES.

iv. LIKEWISE, NO PARTY SHALL BE ENTITLED TO RECEIVE ANY AWARD OF DAMAGES IN CONNECTION WITH THE ARBITRATION OF A DISPUTE OTHER THAN SUCH PARTY'S ACTUAL DAMAGES. ALL PARTIES SHALL BE DEEMED TO HAVE WAIVED THEIR RIGHT TO RECEIVE ANY DAMAGES OTHER THAN ACTUAL DAMAGES, INCLUDING, WITHOUT LIMITATION, SPECIAL DAMAGES, CONSEQUENTIAL DAMAGES, AND PUNITIVE OR EXEMPLARY DAMAGES.

v. PURCHASER AND SELLER AGREE THAT ARBITRATION IS A PRIVATE PROCEEDING AND THAT THE RESULT OF ANY ARBITRATION BETWEEN PURCHASER AND SELLER OR THE RESULT OF ANY ARBITRATION BETWEEN SELLER AND ANY OTHER PARTY SHALL BE BINDING ONLY ON THE PARTIES TO THE PARTICULAR ARBITRATION AND SHALL NOT BE AFFORDED ANY PRECLUSIVE OR BINDING EFFECT AS TO ANY ISSUE OR RESULT IN ANY OTHER PROCEEDING BY ANY NON-PARTY TO THE ARBITRATION.

vi. ANY DISPUTES CONCERNING THE INTERPRETATION, THE ENFORCEABILITY, OR THE UNCONSCIONABILITY OF THIS ARBITRATION AGREEMENT, INCLUDING, WITHOUT LIMITATION, ITS REVOCABILITY OR VOIDABILITY FOR ANY CAUSE, THE SCOPE OF ARBITRABLE ISSUES, AND ANY DEFENSE, INCLUDING, WITHOUT LIMITATION, DEFENSES BASED UPON WAIVER, ESTOPPEL, OR LACHES, SHALL BE DECIDED SOLELY BY THE ARBITRATOR.

vii. THE AGREEMENTS IN THIS DISPUTE RESOLUTION SECTION SHALL SURVIVE CLOSING AND THE TERMINATION OF THIS AGREEMENT FOR ANY REASON.

16. DEFAULT AND REMEDIES.

A. Purchaser's Default. Purchaser will be in default under this Agreement if Purchaser (i) notifies Seller or any employee of Seller, orally, electronically or in writing, that Purchaser will not complete the purchase of the Property or will not perform any other obligation of Purchaser set forth in this Agreement; or (ii) breaches any covenant or agreement of Purchaser or otherwise fails to perform any obligation of Purchaser under this Agreement or any addendum hereto as and when due. In addition to any rights and remedies provided to Seller elsewhere in this Agreement, upon a default by Purchaser under this Agreement, Seller may, at its sole discretion, terminate this Agreement by delivering written notice of termination to Purchaser and thereupon:

i. Seller will have no further obligation to Purchaser under this Agreement, Purchaser will have no further right, title, or interest in or to the Property, and Seller will be immediately entitled to sell the Property to another party without consent or approval from Purchaser; and

ii.   Seller will be entitled to retain the Deposit made by Purchaser as liquidated damages to Seller as a result of Purchaser's default.

The amount of liquidated damages is intended as a reasonable estimate of Seller's actual damages, and not as a penalty, resulting from Purchaser's default due to the difficulty and uncertainty in estimating or ascertaining, as of the date Purchaser signs this Agreement, the actual damages Seller may suffer from Purchaser's default, which damages will include without limitation the cost of administering this Agreement and the cost to take the Property off the market while this Agreement remains in effect. In each instance where this Agreement permits Seller to receive the Deposit as liquidated damages, Purchaser will be deemed to have waived all challenges to the enforceability of such provision. This waiver includes, without limitation, any contention that the liquidated damages provision constitutes an unenforceable penalty, or that the liquidated damages do not bear a reasonable relationship to Seller's actual damages.

B.   Seller's Default. If Seller defaults in the performance of any of its material obligations under this Agreement, the Deposit and all payments and things of value received by Seller hereunder shall be returned to Purchaser. It is agreed that the foregoing is Purchaser's sole and exclusive remedy for Seller's failure to perform its obligations under this Agreement. Purchaser hereby expressly waives the remedies of specific performance and damages. Regardless of any provision to the contrary in this Agreement, if the default by Seller relates to its failure to complete construction of the Home within two years from the date Purchaser executes the agreement, Purchaser's remedies shall not be limited as provided herein and Purchaser shall have all available remedies as provided under applicable law.

17. RESPA DISCLOSURE.   As required by the Real Estate Settlement Procedures Act of 1974, Purchaser acknowledges that the Seller has not directly or indirectly required Purchaser, as a condition of sale, to purchase either a fee owner's or mortgagee's title insurance policy from any particular title company.

18. SPECIAL DISTRICTS. SPECIAL TAXING DISTRICTS MAY BE SUBJECT TO GENERAL OBLIGATION INDEBTEDNESS THAT IS PAID BY REVENUES PRODUCED FROM ANNUAL TAX LEVIES ON THE TAXABLE PROPERTY WITHIN SUCH DISTRICTS. PROPERTY OWNERS IN SUCH DISTRICTS MAY BE PLACED AT RISK FOR INCREASED LEVIES AND TAX TO SUPPORT THE SERVICING OF SUCH DEBT WHERE CIRCUMSTANCES ARISE RESULTING IN THE INABILITY OF SUCH A DISTRICT TO DISCHARGE SUCH INDEBTEDNESS WITHOUT SUCH AN INCREASE IN MILL LEVIES. PURCHASERS SHOULD INVESTIGATE THE SPECIAL TAXING DISTRICTS IN WHICH THE PROPERTY IS LOCATED BY CONTACTING THE COUNTY TREASURER, BY REVIEWING THE CERTIFICATE OF TAXES DUE FOR THE PROPERTY, AND BY OBTAINING FURTHER INFORMATION FROM THE BOARD OF COUNTY COMMISSIONERS, THE COUNTY CLERK AND RECORDER, OR THE COUNTY ASSESSOR.

19. SEVERABILITY.   In the event that any portion of this Agreement shall be declared by any court of competent jurisdiction to be invalid, illegal, or unenforceable, such portion shall be deemed severed from this Agreement, and the remaining portions hereof shall remain in full force and effect as fully as though such invalid, illegal, or unenforceable portion had never been part of this Agreement. In the event any portion of this Agreement disqualifies the sale of the Property contemplated hereunder for exemption under Section 1702(a)(2) of the Interstate Land Sales Full Disclosure Act of 1968, 15 U.S.C. § 1701, et seq., such portion shall be deemed severed from this Agreement, and the remaining portions hereof shall remain in full force and effect as fully as though such portion had never been part of this Agreement. . In lieu of any such illegal, invalid or unenforceable provision, there shall be deemed added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

20. GENERAL.

A.   Multiple Purchaser Parties. If "Purchaser" under this Agreement includes more than one person or entity, then each person signing as a Purchaser party will be jointly and severally liable hereunder for the obligations and actions of each Purchaser party.

B. **Notices**. Except as otherwise set forth in this Agreement, all notices must be in writing and must be given by (a) hand delivery or courier service, (b) mail (registered, certified, or first class, with postage pre-paid), (c) overnight delivery service, addressed to Purchaser at his/her Current Address set forth in this Agreement, or (e) at the E-Mail address contained in this Agreement. Notices to Seller will be addressed or E-Mailed to: noticesCMP@centurycommunities.com; 3091 Governors Lake Drive, Suite 300 Norcross, GA 30071. Notices sent by mail will be deemed to be given and received 3 days after deposit in a post office or official depository of the United States postal service. Notices sent by hand delivery, courier service or overnight delivery service will be deemed given and received upon actual or first attempted delivery of the notice. If "Purchaser" under this Agreement includes more than one person or entity, then notice to any Purchaser party will constitute notice to all Purchaser parties.

C. **Time of the Essence**. Time is of the essence for every provision of this Agreement, including without limitation Purchaser's performance of all of Purchaser's obligations to close the purchase of the Property on the Closing Date.

D. **Purchaser's Performance**. Purchaser understands that Seller will construct the Home using Seller's standard construction and contract processes and procedures. Purchaser agrees to: (i) make choices or take other actions required of Purchaser under this Agreement within the indicated time frames; (ii) communicate with Seller's designated representatives to perform certain aspects of this Agreement, such as Seller's designated field manager, sales consultant, closing administrator or other representatives of Seller; (iii) not engage in harassing, abusive, foul, threatening, offensive or otherwise inappropriate behavior towards Seller's personnel or contractors; (iv) communicate Purchaser's acceptance or approval of work which complies with this Agreement or the plans and specifications referenced herein; and (v) not take any action that impedes, obstructs, frustrates, or interferes with the performance of Seller under this Agreement.

E. **Agency**. Seller's sales consultants and other employees solely represent Seller. If Purchaser has engaged any real estate agent, broker or other party to represent Purchaser in this transaction, Purchaser will be solely responsible for compensating such party, unless and to the extent Seller has agreed in writing to compensate such party. Seller may engage an affiliate of Seller, or any other agent (collectively, "Seller's Agent") to act as its broker in connection with the sale of the Property. As used herein, the term "Seller's Agent" shall mean an agent who works solely on behalf of the Seller and owes duties to the Seller which include the utmost good faith, loyalty and fidelity. Seller's Agent will negotiate on behalf of and act as an advocate for the Seller. Seller's Agent must disclose to Purchaser all adverse material facts about the Property actually known by the Seller's Agent. Purchaser hereby acknowledges that it shall be treated as a customer ("Customer") by the Seller's Agent. For purposes of this Paragraph, the term "Customer" shall mean a party to the transaction contemplated herein with whom the Seller's Agent has no brokerage relationship because such party has not engaged or employed the Seller's Agent, either as the party's agent or as the party's transaction broker.

F. **Independent Contractors**. Purchaser understands Seller may refer Purchaser to vendors or companies who provide real estate or other services designed to assist Purchaser in purchasing or moving into the Home or with services related to the Home. Those companies are independent contractors and are not affiliated with Seller or its affiliates. Any warranties or representations for such services are warranties and representations given by the independent contractors only and not by Seller or its affiliates. Seller will not be responsible for the quality of any products or services provided by those companies.

G. **Dates**. If the final day of a period or date of performance under this Agreement falls on a Saturday, Sunday or federal holiday, then the final day of any such period or date of performance will be deemed to be the next day which is not a Saturday, Sunday or federal holiday.

H. **No Investment Representation**. None of Seller's employees or representatives is authorized to make any representation regarding economic benefits to be derived from this transaction. Economic benefits to be derived from purchasing a home will vary depending upon many factors, including market conditions and individual circumstances. Purchaser may not rely on any statement made by any employee or representative of Seller regarding economic benefits of buying a home, but should instead rely only upon Purchaser's own judgment and the advice of Purchaser's attorneys, accountants and other advisors.

I.   **Amendments; No Waiver**. This Agreement may be amended or modified only by a written instrument executed by Purchaser and an authorized agent of Seller (Purchaser understands Sales Consultants and Field Managers are not authorized employees of Seller to execute amendments). Except as stated in this Agreement, no party shall be deemed to have waived any provision of this Agreement unless such waiver is stated in writing and signed by the party against whom enforcement of the waiver is sought. The waiver of a breach of any provision of the Agreement shall not constitute a waiver of that provision or a waiver of a future breach of that or any other provision.

J.   **Governing Law/Venue**. Any arbitration or litigation arising out of this Agreement shall be conducted in the state, county and city in which the Property is located and shall apply the law of the state in which the Property is located.

K.   **Counterparts; Electronic Execution**. This Agreement may be executed in counterparts, all of which together will constitute this Agreement. This Agreement may be signed and transmitted electronically or by facsimile; the signature of any person on an electronically or facsimile transmitted copy hereof will be considered an original signature; and an electronically or facsimile transmitted copy hereof will have the same binding effect as an original signature on an original document. No party may raise the use of electronic mail or a facsimile machine or the fact that any signature was transmitted by electronic mail, a facsimile or other electronic means as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this section.

L.   **No Recordation**. Neither this Agreement or a memorandum or other notice of this Agreement may be recorded in the land records or other public records of the jurisdiction in which the Property is located or any other jurisdiction. This subsection is a specific directive to the officials of such jurisdiction not to record this Agreement or a memorandum or other notice of this Agreement.

21.   INTERPRETATION.   Headings in this Agreement are included for reference purposes only and shall not affect the meaning of any provisions of this Agreement. Purchaser (and Purchaser's counsel, if desired by Purchaser) has reviewed this Agreement and Purchaser agrees that any rule of contract interpretation that ambiguities or uncertainties are to be interpreted against the drafting party or the party who caused it to exist shall not be employed in the interpretation of this Agreement. The words Purchaser and Seller shall include the plural as well as the singular and the masculine shall include the feminine and neutral genders as appropriate. In the event that there is more than one entity comprising Purchaser, each of the entities is jointly and severally liable under this Agreement. Any reference to "Purchaser" shall mean "Purchaser".

22.   CONDITIONS SURVIVE CLOSING.   The terms and conditions of this Agreement shall survive the Closing of the Property.

23.   APPROVAL AND BINDING EFFECT.   This Agreement shall only serve as an offer by Purchaser to purchase the Property and shall not be binding on Seller until it has been approved and executed by an authorized agent of Seller. The execution by a salesperson shall not bind Seller. Verbal counters by Seller shall not serve as a rejection of Purchaser's offer. Upon approval and execution by the Seller, this Agreement shall become a binding contract between Seller and Purchaser and shall inure to the benefit of the heirs, representatives, successors and permitted assigns of said parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

24.   FURTHER ASSURANCE. Purchaser hereby acknowledges and agrees that at the request of Seller or its Closing Agent, to execute and deliver such documents, writings and further assurances as may be necessary or desirable to carry out the intent and purpose of the Agreement and the conveyance and sale of the Property from Seller to Purchaser. Furthermore, Purchaser hereby acknowledges and agrees that upon the request of Seller or its Closing Agent, that Purchaser shall fully cooperate with Seller and the Closing Agent post-Closing to adjust or correct any clerical errors or omissions in any Closing documents, and to execute, post-Closing, any additional Closing documentation as deemed reasonably necessary or desirable by Seller and/or the Closing Agent to (i) rectify any such errors or omissions, or (ii) complete the Closing documentation as needed to convey the Property in accordance with

the Agreement. Purchaser agrees to comply with all of the above-noted requests by the Seller and/or the Closing Agent within three (3) business days from and after Purchaser receives written notice and request from Seller and/or the Closing Agent. Purchaser further agrees to assume all costs to Seller, including, by way of illustration and not limitation, actual expenses, legal fees and marketing losses that Seller may incur in the event of Purchaser's failure to timely comply with any such requests as provided herein.

25. ADDENDA. The following marked Addenda/documents are attached hereto, made a part hereof and incorporated herein:..

Community Addendum	Addendum L	Addendum RM
Addendum A .	Addendum M	Affiliated Business Arrangement
Addendum State	Addendum HM	

26. COVENANT. TO THE EXTENT PERMITTED BY STATE LAW, PURCHASER HEREBY AGREES THAT PURCHASER SHALL NOT SUE, ASSERT CLAIMS, OR COMMENCE ACTIONS AT LAW OR IN EQUITY AGAINST ANY OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS OF SELLER OR ITS AFFILIATES OR THEIR RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS FOR ANY MATTERS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PROPERTY MADE THE SUBJECT OF THIS AGREEMENT. THE TERM "AFFILIATE" SHALL FOR PURPOSES OF THIS AGREEMENT BE CONSTRUED IN ITS BROADEST SENSE. IN THE EVENT THAT PURCHASER VIOLATES THIS PROVISION, IT SHALL INDEMNIFY AND HOLD SELLER, ITS AFFILIATES, AND OTHER RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS HARMLESS FROM ANY LOSS, DAMAGE, COST OR EXPENSE, INCLUDING REASONABLE ATTORNEY'S FEES AND COSTS OF COURT, ARISING OUT OF SUCH BREACH.

27. PURCHASER'S ACKNOWLEDGMENT. PURCHASER CERTIFIES HE HAS READ EACH AND EVERY PART OF THIS AGREEMENT AND THAT THIS AGREEMENT CONSTITUTES THE ENTIRE AGREEMENT BETWEEN PURCHASER AND SELLER. PURCHASER ACKNOWLEDGES THAT NO PERSON HAS THE AUTHORITY TO MAKE ANY GUARANTY, PROMISE, REPRESENTATION OR AGREEMENT NOT EXPRESSLY SET FORTH HEREIN OR THAT CONTRADICTS OR CONFLICTS HEREWITH. PURCHASER REPRESENTS TO SELLER THAT NO PERSON HAS MADE ANY SUCH GUARANTY, PROMISE, REPRESENTATION OR AGREEMENT AND THAT PURCHASER IS NOT RELYING UPON ANY SUCH STATEMENT IN CONJUNCTION WITH PURCHASER'S DECISION TO PURCHASE THE PROPERTY. THIS AGREEMENT WILL SUPERSEDE ANY AND ALL UNDERSTANDINGS AND AGREEMENTS AND CONSTITUTES THE ENTIRE AGREEMENT BETWEEN THE PARTIES, AND NO ORAL REPRESENTATIONS OR STATEMENTS SHALL BE CONSIDERED A PART HEREOF. NO AMENDMENT TO THIS AGREEMENT SHALL BE EFFECTIVE UNLESS IN WRITING AND EXECUTED BY THE PARTIES HERETO. PURCHASER ACKNOWLEDGES THAT THE SALES REPRESENTATIVES AND OTHER AGENTS OF SELLER ARE NOT REPRESENTING PURCHASER AS PURCHASER'S AGENT IN THIS TRANSACTION. PURCHASER FURTHER ACKNOWLEDGES ALL TERMS AND PROVISIONS OF THIS AGREEMENT HAVE BEEN READ AND UNDERSTOOD AND PURCHASER HAS HAD THE OPPORTUNITY TO CONSULT LEGAL COUNSEL. SUCH CONSULTATION WITH LEGAL COUNSEL IS HEREBY RECOMMENDED BY SELLER.

IN WITNESS WHEREOF, the parties hereto have executed thus Agreement on the date herein set forth.

THIS AGREEMENT WILL NOT BE BINDING UNTIL EXECUTED BY PURCHASER AND AN AUTHORIZED EMPLOYEE OF SELLER (SELLER'S SALES CONSULTANTS ARE NOT AUTHORIZED EMPLOYEES TO EXECUTE THIS AGREEMENT OR ANY AMENDMENT OR ADDENDUM HERETO).

BY SIGNING BELOW, PURCHASER AFFIRMS THAT PURCHASER (AND IF THERE IS MORE THAN ONE PURCHASER, EACH PURCHASER) HAS READ, UNDERSTANDS, ACKNOWLEDGES AND AGREES TO THE FOREGOING CONTAINED HEREIN.

DocuSigned by:
Purchaser: Delta Housing IIX LLC Date: 1/20/2022
B17458A85243495...

Purchaser: Date:

By signing below, the sales representative is not binding Seller to this Agreement but is only agreeing to submit this Agreement to Seller for its review.

DocuSigned by:
Sales Representative: Dominique Stephens 1/20/2022
5B56049A51224CE...

This Agreement is hereby approved and accepted by Seller as of 1/23/2022 ("Effective Date").

DocuSigned by:
Seller: Dave Hodgman
63CA08A836E5499...

Title: Authorized Signer



Equal Housing Opportunity

"We are pledged to the letter and spirit of U.S. policy for the achievement of equal housing opportunity throughout the Nation."

AFFILIATED BUSINESS ARRANGEMENT
DISCLOSURE STATEMENT

SELLER: WJH LLC d/b/a CENTURY COMPLETE
PURCHASER: Delta Housing 11X LLC
ADDRESS: 4874, Stone Dr CONOVER, NC CONOVER, NORTH CAROLINA 28613

This is to give you notice that WJH LLC d/b/a CENTURY COMPLETE ("Seller") has a business relationship with Inspire Home Loans Inc. ("Inspire"), IHL Home Insurance Agency, LLC ("IHL Insurance"), and Parkway Title, LLC ("Parkway"). Seller, Inspire, IHL Insurance and Parkway are wholly (100%) owned by Century Communities, Inc. Because of these relationships, referrals to any of these companies may provide Seller a financial or other benefit.

Set forth below is the estimated charge or range of charges for the settlement services listed. **YOU ARE NOT REQUIRED TO USE INSPIRE, IHL INSURANCE OR PARKWAY AS CONDITION FOR PURCHASE OF THE SUBJECT PROPERTY.** THERE ARE FREQUENTLY OTHER SETTLEMENT SERVICE PROVIDERS AVAILABLE WITH SIMILAR SERVICES. YOU ARE FREE TO SHOP AROUND TO DETERMINE THAT YOU ARE RECEIVING THE BEST SERVICES AND THE BEST RATE FOR THESE SERVICES.

Service Provider	Settlement Service	Estimated Charge or Range of Charges
Inspire*	Origination Charge	Up to 2% of the loan amount or $1070
	Discount Points (charge for interest rate chosen)	% of loan amount depending on market conditions at the time of closing
	Appraisal Fee	$400 - $1000
	Flood Certification	$8.00
*There are other charges imposed by parties other than a lender in connection with mortgage loans. A lender may require the use of other service providers. If you apply for a loan, you will receive additional information regarding all anticipated charges.		
IHL Insurance	Homeowner's Insurance	0.2% - 2.5% of the sales price
	Flood Insurance	0.1% - 1.0% of the sales price
Parkway**	Title Commitment	$15.00
	Simultaneous Issue Fee	$26.00
	Lender's Title Insurance	Rates per $1,000 (minimum of $50.00) Up to $100,000 . . . . $3.05 $100,001 - $500,000, add . . . . $2.38 $500,001 - $2,000,000, add . . .$1.55
	Owner's Title Insurance	Same schedule as above. When both an Owner's Policy and a Lender's Policy are purchased, you will only be charged an amount equal to the premium for one policy, plus a simultaneous issue fee. If one policy has a higher liability amount, the premium paid will be calculated based upon the higher liability amount.
	ALTA Endorsements	$21.00 each
	Closing Protection Letter	Varies based on liability, up to $120
**Fee based upon enhanced coverage and will vary based upon mortgage amount and property sales price.		

ACKNOWLEDGMENT: I/We have read this disclosure form and understand that Seller is referring me/us to purchase the above-described settlement services and may receive a financial benefit as a result of this referral.

(Rev.4.24.21) Page 20 of 23 Purchaser's Initials DS DHL

DocuSigned by:

Purchaser: _Delta Housing 11X LLC_ Date: 1/20/2022

B17458A85243495...

Purchaser: _____ Date: _____

DS
DHL

Purchaser: Delta Housing 11X LLC **Phone:** (973) 652-8082 **Email:** kyc_2001@yahoo.com	**Seller:** WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC, WJHKY LLC and any predecessors or subsidiaries of the said entities, successors by merger and shall include each entity operating under any business name, trade name, and/or assumed name which may be in use for the said entities within any U.S. state, territory or jurisdiction.
Property Address: 4874 Stone Dr CONOVER, NORTH CAROLINA 28613	**Subdivision:** Mill Stone

IMPORTANT INSURANCE INFORMATION

At the time you contract with Century Complete to purchase a new home, it is important for you to understand the insurance requirements necessary to satisfy your mortgage lender.

If you are financing the purchase of your home, your mortgage lender will have specific hazard insurance requirements which protect the interests of you and your lender. Either a Dwelling Fire or a Homeowner's Package policy will satisfy this need. We recommend that you obtain a Homeowner's policy, which provides coverage for your personal property and liability protection if you plan to occupy the home. A Dwelling Fire policy insures the dwelling only and is typically used when the property is rented to others.

While we understand that you have the right to choose your insurance agent and company, Century Complete would like to offer a special service to our new home customers.

IHL Home Insurance Agency offers a wide range of insurance products with multiple insurance companies and competitive premiums. Their agents are knowledgeable and have the experience necessary to ensure your insurance needs are met. If their quote meets with your approval, evidence of your insurance coverage will be provided to us and, if applicable, the lender, confirming that your insurance requirements have been satisfied. It's that simple. If you have immediate questions and would like to contact one of their agents, you can contact them at:

833-912-1123
Insurance@IHLInsurance.com

NOTE: This is to give you notice that Century Complete has a business relationship with IHL Home Insurance Agency. You are not required to use IHL Home Insurance Agency as a condition to obtain the subject property. You may be able to obtain these services by shopping with other settlement service providers.

Please check here if you do not want to receive a no-obligation quotation for insurance through **IHL Home Insurance Agency**, **our affiliated insurance provider.**

Purchaser's Signature: DocuSigned by: Delta Housing IIX LLC B17458A85243495... **Date:** 1/20/2022



Purchaser's Signature: ______________________________ **Date:** ____________________

CENTURY Complete
MORE HOME • LESS MONEY

IHL Home Insurance Agency

 Purchaser's Initials DS DHL

Addendum Purchase Price

Purchaser(s): Delta Housing 11X LLC
Seller: Century Complete
Community: Mill Stone
Property Address: 4874, Stone Dr CONOVER, NC

Sales Consultant: Dominique Stephens DocuSigned by: Dominique Stephens 5B56049A51224CE...

Lot: **0125**
Model / Elev: 32921965 BERKSHIRE

Contract Date: 01/20/2022

This Addendum PP is attached to and made part of the Purchase Agreement ("Agreement") in connection with the above-described property ("Property"). If and to the extent that this Addendum PP conflicts with any other part of the Agreement including, without limitation, any prior Addendum PP(s), this Addendum PP shall govern. Purchaser and Seller further agree to execute an Addendum PP correcting and superceding this Addendum PP in the event of clerical and/or calculation errors and/or omissions herein. Purchaser and Seller agree that the Purchase Price for the Property shall be as follows:

Description	**Amount**
Total Purchase Price	$269,990.00

Purchaser elects to use ___Lending One_ to obtain the Loan in connection with the Property.

Seller Paid Closing Cost Up To: $0.00

(* Seller Paid Closing Costs, per Addendum L, are not reflected in the Total Purchase Price. Use of this incentive value will be determined by Buyer's actual loan program.)

Deposit Summary

	Total Due	**Total Received**	**Total Owed**
Deposits	$27,094.00	$27,094.00	$0.00

All other terms and conditions of the Agreement shall remain the same and are hereby ratified by the parties.

BY SIGNING BELOW, PURCHASER AFFIRMS THAT PURCHASER (AND IF THERE IS MORE THAN ONE PURCHASER, EACH PURCHASER) HAS READ, UNDERSTANDS, ACKNOWLEDGES AND AGREES TO THE FOREGOING TERMS AND CONDITIONS.

Purchaser: DocuSigned by: Delta Housing 11X LLC 3F9FD1D3CDB3462... Date: 1/29/2022

Purchaser: Date:

Seller: WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC , doing business as Century Complete

Seller Signature: DocuSigned by: Dave Hodgman 63CA08A836E5499... Date: 2/2/2022

Title: Authorized Signer



PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT ("Agreement"), executed by and between the hereafter named parties and is effective as of the latest date the Agreement is signed by either Seller or Purchaser

SELLER: WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC , doing business as Century Complete, and including any predecessors or subsidiaries of the said entities, successors by merger and shall include each entity operating under any business name, trade name, and/or assumed name which may be in use for the said entities within any U.S. state, territory or jurisdiction.

PURCHASER: Delta Housing 11X LLC

Purchaser agrees to purchase from Seller the real property described herein below, together with improvements constructed or to be constructed thereon substantially in accordance with the below referenced model/plan and the standard specifications set forth on the Addendum attached hereto as modified by any terms set forth in any ancillary or modifying agreement , (collectively, the "Property"), pursuant to the terms and conditions contained herein.

Lot: 0003
Subdivision: Mill Stone
Street Address: 5080, Grain Ct CONOVER, NC 28613
Plan Number: ESSEX

Purchaser Identification. Purchaser shall provide Seller with documentation verifying Purchaser's identity as follows: (1) for an individual, unexpired government-issued identification evidencing nationality or residence and bearing a photograph or similar safeguard, such as a driver's license or passport; and (2) for a person other than an individual (such as a corporation, partnership, or trust), documents showing the existence of the entity, such as certified articles of incorporation, a government-issued business license, a partnership agreement, or trust instrument as well as a government issued tax identification number.

1. PURCHASE PRICE.   The initial purchase price (the "Initial Purchase Price") for the Property shall be as follows:

Initial Purchase Price $274,990.00

The Final purchase price (the "Purchase Price") for the Property shall be the Initial Purchase Price adjusted by any amendments hereto. The Purchase Price shall be payable by Purchaser to Seller as follows:

      A. The deposit of $1,000.00 (the "Deposit"), as part payment of the Purchase Price for the Property, shall be paid by Purchaser to Seller, as follows:

      $95.00 concurrently with the execution of this Agreement.

      $905.00 on or before fourteen (14) days of the Effective Date

B. At Closing, Purchaser agrees to pay the Purchase Price to Seller and Purchaser's share of Closing Costs (as hereinafter defined), if not previously paid. The Deposit shall be applied to the Purchase Price at Closing. The Deposit will be paid directly to Seller, not be placed in a restricted or segregated account, and may be used by Seller in its general operations. Purchaser will not be entitled to receive interest on the Deposit under any circumstances. The Deposit shall be deemed earned when received by Seller (or upon default of Purchaser to the extent not previously paid) and shall thereafter be non-refundable in all events except Seller's default, which is not cured within the time provided under this Agreement. Seller shall have the right to negotiate the Deposit prior to its execution and acceptance of the Agreement. In the event the Agreement is not accepted by Seller, the Deposit shall be refunded to Purchaser.

C. Purchaser acknowledges in the event that the Home will be non-owner-occupied, the Parties agree that Purchaser shall pay additional Deposit funds to Seller that equal, in the aggregate, ten percent (10%) of the Purchase Price. These additional funds shall be held by Seller, together with the Deposit described in the Agreement, as the Deposit, and may be credited, retained, and handled as described in the Agreement.

2. PAYMENT OF PURCHASE PRICE; LENDER AND LOAN APPROVAL. In the attached Lender Selection Addendum, Purchaser elects whether to pay the Purchase Price in cash or by obtaining a mortgage loan. If Purchaser elects to obtain a mortgage loan, then the Lender Selection Addendum contains Purchaser's selection of Purchaser's lender from which Purchaser will seek a loan and agreements regarding Purchaser's obligation to apply for the loan and seek loan approval. The Lender Selection Addendum is incorporated into this Agreement by reference.

A. Loan Contingency.   In the event Purchaser elects in the Lender Selection Addendum to pay the Purchase Price by obtaining a mortgage loan (the "Loan"), this Subsection A applies and Purchaser agrees as follows:

i. Purchaser agrees to apply for and pay all required application and processing costs in connection with a mortgage loan (s) to be secured by the Property (the "Loan") within five (5) days of the Effective Date and to diligently and in good faith pursue obtaining the Loan.

ii. In the event Purchaser fails to apply for the Loan within the required period, does not diligently furnish requested information within Purchaser's control within 3 days of request or does not diligently and in good faith pursue obtaining the Loan, Purchaser shall be in default hereunder and Seller, in its sole option, may terminate this Agreement and retain the Deposit.

iii. Within 14 days of the Effective Date, Purchaser shall provide Seller with either: (a) written evidence, in a form and substance acceptable to Seller, of Purchaser's ability to obtain the Loan ("Conditional Approval"); or (b) written notification of Purchaser's inability to obtain the Loan ("Notification"). If Seller receives the Conditional Approval within the required period, the Financing Contingency is irrevocably satisfied, even if Loan Approval is later rescinded by the lender, and Purchaser shall be obligated to pay the remaining deposit amount of $905.00 pursuant to Paragraph 1 A above. Failure to do so shall be a default by Purchaser.

iv. The receipt of any subsequent Notification by or to Seller, which is not rescinded and replaced by Loan Approval within 7 days, shall be a default by Purchaser.

v. If Seller receives the Notification prior to receiving the Conditional Approval, Purchaser agrees to then apply for and diligently and in good faith pursue obtaining the Loan and Loan Approval from two additional lenders of Seller's choice. Failure to do so shall be a default by Purchaser.

vi. If no Conditional Loan Approval is received pursuant to sub-section iii. above and Purchaser is not otherwise in default under this Agreement, both Seller and Purchaser shall be released from further obligation under the Agreement and Purchaser shall be entitled to a refund of the amount of the Deposit paid by Purchaser.

vii. If Seller receives neither the Conditional Loan Approval nor the Notification within the required period, Purchaser shall be in default hereunder and Seller, in its sole option at any time prior to the Closing, may terminate this Agreement and retain the Deposit by paid Purchaser or due from Purchaser.

vii. Purchaser hereby represents and warrants to Seller that Purchaser currently has, or will have prior to Closing, funds available for use in this transaction in an amount equal to or greater than the Purchase Price plus reasonable closing costs and Lender required reserves less the Loan. Any breach of this representation and warranty shall be deemed a default by Purchaser. Purchaser is responsible for providing all requested documents required by the lender for the purpose of obtaining final loan approval. Purchaser agrees not to make any financial or employment changes after initial loan approval that might adversely affect Purchaser's ability to obtain loan approval and close on the Property. Purchaser acknowledges that obtaining the Loan is a continuing obligation of Purchaser that shall remain through the Closing. Seller makes no guarantees that Purchaser will qualify for the Loan and Seller is not responsible for any delays or problems Purchaser may have with any lender. Purchaser shall use Purchaser's best efforts to obtain the Loan and shall be in default if Purchaser (i) takes any voluntary action to prevent Loan approval; (ii) instructs any lender not to approve the Loan; (iii) fails to furnish all documents and information required by a lender within the required time periods; (iv) fails after obtaining approval of the Loan to promptly sign all documents and take all actions necessary for the timely funding of the Loan; or (v) makes any misrepresentations or otherwise defaults in Purchaser's obligations concerning the Loan. Purchaser authorizes any lender to release to Seller, its authorized representatives and/or its designees (including, to another lender) all information concerning the status of Purchaser's loan, including application, submission conditions, submission, suspension, approval conditions, approval, denial and the reasons therefore, status of loan documents, funding conditions, and funding. Any breach of these obligations shall be deemed a default by Purchaser.

viii. PURCHASER ACKNOWLEDGES THAT SELLER MAKES NO REPRESENTATION THAT THE TERM OR INTEREST RATE PREVAILING AT THE CLOSE OF ESCROW ON THE HOME WILL BE THE TERM OR RATE QUOTED BY SELECTED LENDER TO PURCHASER AT THE TIME OF LOAN APPROVAL. PURCHASER ACKNOWLEDGES THAT THE SALE AND PURCHASE OF THE PROPERTY IS NOT CONTINGENT UPON PURCHASER'S ABILITY TO RETAIN THE TERM OR INTEREST RATE QUOTED AT THE TIME OF LOAN APPROVAL AND THAT PURCHASER WILL BE REQUIRED TO PAY THE INTEREST RATE CHARGED OVER THE TERM REQUIRED BY SELECTED LENDER AT THE CLOSE OF ESCROW.

B. Cash Purchaser. This subsection B shall apply if Purchaser elects to pay the Purchase Price in cash (*i.e.*, without using the proceeds of a mortgage loan) in the Lender Selection Addendum.

i. Representation Regarding Sufficient Funds. Purchaser represents that Purchaser has sufficient funds to pay the Purchase Price in cash and covenants that Purchaser will continue to have sufficient funds until such funds are deposited by Purchaser into Escrow. If Purchaser does not act in good faith Purchaser shall be in default hereunder and Seller may then cancel Escrow, terminate this Agreement and proceed in accordance with Section 16 (Default and Remedies).

ii. Financial Document Submittal. Purchaser shall verify to Seller's reasonable satisfaction that Purchaser has sufficient funds to pay the Purchase Price in cash by providing financial documents (including specific financial documents requested by Seller) to Seller. Purchaser's failure to provide such financial documents within ten (10) days after receiving such request shall constitute a default.

iii. Seller's Notification of Inadequacy of Funds and Purchaser's Option to Cancel. If Seller determines, in its reasonable judgment, that Purchaser does not have sufficient funds to pay the Purchase Price in cash, Seller may give Purchaser notice of such determination and Purchaser will have ten (10) days to cure any deficiency. If within ten (10) days of receiving notice of Seller's determination that Purchaser has insufficient funds, Seller has not notified Purchaser that it has withdrawn its determination that Purchaser has insufficient funds, Purchaser shall be in default. Nothing in this Section obligates Seller to notify Purchaser that Purchaser has insufficient funds to pay the Purchase Price in cash and the determination of whether or not to give such notification shall be made in Seller's sole and absolute discretion.

3. HOME OPTIONS, CONSTRUCTION MATERIALS AND THE LOT

A. Partially Completed Home. Purchaser understands that current plans offered for newly built homes may have standard materials and features not included in partially completed home. If Purchaser is purchasing a partially completed home, the Home will include only those materials and features that were standard for the Home when construction commenced, those options already selected by Seller, and those options which Purchaser selects (to the extent Seller permits additional option selections). If Purchaser is purchasing a partially completed home, the above time deadline for option selections is not applicable to Purchaser.

B. Subdivision Specific Models. The design, specification levels, available options and pricing of homes and options may vary by Subdivision, even for the same or similar models. If Purchaser has seen a model of the Home in another of Seller's communities, Purchaser understands there may be significant differences in design, specification levels, options and pricing between such model and a similar model in the Subdivision.

C. Models and Decorative Items. Purchaser understands model homes have been professionally decorated to show various decorative ideas, constructed using a variety of features and materials to show design concepts, and professionally landscaped, and that such decorative items, features, materials and landscaping may not be offered as options or otherwise included in the Home. Such decorative items, features, materials and landscaping which may not be offered in the Home include without limitation, furnishings; draperies and other window treatments; wallpaper; custom carpet; upgraded cabinetry; coordinated paint; special textures; built-in shelves; beams; special lighting fixtures; special ceiling and wall treatments; mirrors; entry ways, walkways, driveways and other hardscape items constructed using non-standard materials; patios; patio covers; pools and spas; and landscaping using different varieties and in greater quantities and sizes. Decorative items, materials, landscaping and hardscape items and other options and upgrades displayed by model homes will not be included as part of the Property except to the extent expressly identified as being part of the Home in Seller's plans and specifications for the Home or offered by Seller as an option for the Home and selected as an option by Purchaser in accordance with this Agreement.

D. Material Substitutions and Variations. Due to governmental conditions, availability of materials, changes in options and other product offerings or changes of suppliers, Seller reserves the right to make changes to the Home and/or deviate from the plans or specifications as Seller determines necessary by lot and home, so long as Seller substitutes materials of equivalent quality and appearance. Determination of equivalency will be in Seller's sole discretion. Purchaser acknowledges that color and texture variations occur in all natural and some man-made products due to manufacturing processes (e.g., granite, wood, tile and concrete) and that such variations are to be expected, and, provided such variations are within industry tolerances, they will not be considered a defect and Seller will have no liability or responsibility for such variations.

E. Lot Premiums. Premiums for lots vary and are determined by the particular attributes of each lot as evaluated from time-to-time by Seller in its sole discretion. Purchaser understands the characteristics that make the Lot unique may change over time, and the Lot may become more or less desirable as a result of such changes. Seller makes no representation or guarantee of the current or future value of Purchaser's Lot. Further development of the Subdivision or surrounding property, whether made by Seller, the developer or any other owner, may affect the Lot's value and Purchaser's use and enjoyment of the Lot. Purchaser releases Seller from and agrees Seller will not be responsible or liable for any such changes or obligated to return any Lot premium.

4. CONSTRUCTION.

Purchaser agrees that Purchaser is purchasing the Property as a completed Home and Seller is not acting as a contractor for Purchaser in the construction of the Home. Purchaser will acquire no right, title or interest in or to the Property except the right and obligation to purchase the Property upon the Closing Date in accordance with the terms of this Agreement. Purchaser agrees that direction and supervision of trade contractors rests exclusively with Seller, and Purchaser will not issue any instruction to, or otherwise interfere with, hinder, delay, or otherwise impede the construction or construction schedule of the Home, whether by act or omission or communication through any medium, either orally or in writing (including, but not limited to, electronic mail, television or radio, computer networks or Internet bulletin boards, blogs, social media, such as Facebook, LinkedIn, Google, or Twitter, or any other form of communication). If Purchaser engages in any act or omission or communication (with any person or entity other than Seller) that Seller determines in the exercise of its sole discretion

does or may interfere with Seller's construction of the Home or other business in the Subdivision, Seller shall give Purchaser notice specifying the nature of the actual or threatened interference and at Seller's sole discretion may declare Purchaser to be in default of this Agreement.

      A.   **Construction Plans; Variances**. Seller will construct the Home in substantial conformance with this Agreement, the home plan and elevation. Notwithstanding anything to the contrary in this Agreement, Purchaser understands minor variances from those plans may occur during construction for various reasons, including aesthetic reasons, to address field conditions, and to comply with building codes or other governmental requirements. Seller may find it necessary to reverse or reconfigure the plans of the Home on the Property to conform with setback lines, zoning lines, ground elevation, or other physical considerations affecting the Property. Dimensions and area (square footage) measurements shown in advertisements, sales brochures and other marketing materials are approximations for illustrative purposes only. Accordingly, actual "as-built" dimensions and area (square footage) measurements may vary from those materials and the construction plans. Seller's detailed construction plans and specifications for the Home are proprietary and will remain Seller's property. Purchaser is acquiring no rights in Seller's construction plans and specifications and Seller will be under no obligation to deliver them to, or review them with, Purchaser.

      B.   **Commencement of Construction/Completion of the Home**. Construction of the Home will begin and progress according to Seller's construction schedule, as determined by Seller. Purchaser and Seller intend for this sale to be exempt from the Interstate Land Sales Full Disclosure Act by qualifying for the exemption provided by 15 U.S.C. Section 1702(a)(2), and nothing herein contained will be construed or operate, as to any obligation of Seller or right of Purchaser, in a manner that would render such exemption inapplicable. Accordingly, Purchaser and Seller authorize any court interpreting this Agreement to construe it liberally so that such exemption is available. Notwithstanding anything in this Agreement to the contrary, Seller will be obligated to complete the Home no later than two years after the date Purchaser signs this Agreement, except for delays caused by acts of God, failure by the governing authorities to inspect or to issue certificates of occupancy, moratoriums on issuance of building permits, or other matters that qualify under impossibility of performance principles recognized under the laws of the state in which the Property is located, in which case the completion date will be extended by an amount of time equivalent to such delays. Seller cannot guarantee any specific completion date. Seller is not responsible for inconvenience, loss, expense or other consequences to Purchaser resulting from delays in construction completion provided that the Home is completed within the time period set forth in this Section. Seller is not responsible for delays in the installation or service delays of telephone, cable television, mail or similar services at, or after Closing provided that all necessary and customary utilities are extended to the Home within the time period set forth in this Section. In the event the Home shall have been issued a Certificate of Occupancy (or document of similar effect) as of the Closing, but items such as landscaping, exterior concrete, driveways, final grading are incomplete, the Closing shall be consummated and Purchaser shall allow Seller temporary access to the Property during reasonable times to complete the incomplete items, as soon as practicable after Closing

      C.   **Fencing**. Seller is not required to install fencing on the Property.

      D.   **No Purchaser Alterations or Additions**. Purchaser will not make any alterations or additions to the Home or Lot prior to Closing, including, but not limited to, the alteration or addition of any equipment, wiring, appliances, wall coverings, sprinkler systems or paint. If Purchaser violates this provision, Purchaser will be in default under this Agreement and liable and responsible for all damages caused by and consequences of such alterations or additions, including time delays incurred by Seller in removing or correcting the alterations or additions. At Purchaser's expense, Seller may remove or correct any such alterations or additions made by Purchaser or Purchaser's agents and destroy or dispose thereof without liability or compensation to Purchaser.

      E.   **Energy Efficiency/Energy Costs**. Seller makes no representation or warranty regarding the energy efficiency or energy costs of the Home, Consumer Products, or any component of the Home regardless of any (i) brochures, pamphlets, advertising, or other documents that may have been reviewed by Purchaser, or (ii) discussions Purchaser may have had with Seller or its employees, agents, or vendors. Purchaser acknowledges the energy efficiency of the Home and associated energy costs will vary over time depending on many factors, including, but not limited to, usage, rates, fees and charges of local utility providers, home maintenance practices, household size, lighting and internal climate control systems, and weather conditions.

F. **Environmental Notice/Disclosure**. NOW OR IN THE FUTURE THE HOME AND ITS OCCUPANTS MAY BE EXPOSED TO VARIOUS ENVIRONMENTAL CONDITIONS IN OR NEAR THE HOME (INCLUDING, BUT NOT LIMITED TO, RADON GAS, ELECTROMAGNETIC FIELDS FROM POWER LINES AND APPLIANCES, MOLD, THE PRESENCE OF SURFACE AND UNDERGROUND UTILITY FACILITIES, AND THE POSSIBILITY OF AIR, WATER AND SOIL POLLUTION). SELLER DOES NOT CLAIM ANY EXPERTISE CONCERNING SUCH CONDITIONS. SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, ABOUT SUCH CONDITIONS, AND EXPRESSLY DISCLAIMS ANY LIABILITY FOR ANY TYPE OF DAMAGES OR INJURY THAT SUCH CONDITIONS MAY CAUSE TO THE HOME OR ITS OCCUPANTS. FOR ADDITIONAL INFORMATION, SELLER RECOMMENDS PURCHASER CONTACT ITS LOCAL, STATE OR FEDERAL ENVIRONMENTAL AGENCIES OR OTHER AVAILABLE SOURCES.

G. **Termites**. Purchaser is advised and acknowledges that during construction, Seller may utilize a termite treatment or barrier, bait system, or combination of methods in an attempt to prevent termite infestation in the Home. Purchaser is advised that current governmental regulations limit the types and concentration of chemicals and the methods of application that can be used in attempting to prevent or eradicate termites. Consequently, termites may appear following completion of the Home. Purchaser shall reimburse Seller for the actual cost of the termite treatment method applied to or installed on the Property at closing. Purchaser is advised that disturbance of the soil around the Home's foundation stem wall can destroy the termite treatment barrier. Seller recommends that Purchaser retain the services of a qualified pest control company to regularly (at least annually) inspect the Home and apply the appropriate termite treatments or measures to prevent termite infestation. Except and to the extent limited or prohibited by applicable law or FHA/VA regulations, Purchaser waives all claims against Seller for damages, losses, costs and expenses in connection with the existence of termites at the Home or on the Property and Purchaser agrees to be solely responsible for preventing or exterminating termites in or around the Home in such manner as Purchaser may determine.

H. **Landscaping/Drainage**. Seller will not be liable or responsible for damages or other effects caused or contributed to by any change to the grading or drainage of the Lot made by Purchaser or Purchaser's contractor or landscaper after Closing.

I. **Construction Noise and Activities; Entry Gates**. The Lot may be part of a larger community in which other homebuilding and development activities are being or may be conducted. Those activities will cause noise, vibration, dust, mud, construction traffic and other potential inconveniences and nuisances in areas around the Lot. Seller will exercise reasonable control over those activities conducted by Seller, but Purchaser agrees Seller will have no liability or responsibility to Purchaser as a result of any of those activities or any resulting inconveniences or nuisances. If there are entry gates to the Subdivision, such gates may be open during development of the Subdivision and there are no assurances regarding security or the effectiveness of such gates or that pedestrian or other access will be controlled.

J. **Visits to the Construction Site and Assumption of Liability and Risk**. Purchaser understands that a construction site can be a dangerous place. Purchaser and its visitors will not visit any construction site in the Subdivision without permission and without a representative of Seller. Hard hats and closed toe shoes are required while visiting areas under construction. Any entry to a construction site is at Purchaser's sole risk and Purchaser waives the right to make claims against Seller for any personal injury or property damage that Purchaser, Purchaser's guests and/or minor children may incur. Purchaser agrees to indemnify and hold Seller harmless from and against any and all personal injuries, property damage, or any other claim or injury incurred by Purchaser, or Purchaser's visitors on the Property, or on any construction site at the Subdivision at any and all times before and after Closing.

K. **Loss of Property**. Seller will bear the risk of loss or damage to the Property (e.g., by fire or other casualty) until the Closing Date. If the Property is damaged prior to the Closing, Seller will repair the damage as Seller reasonably determines necessary. If Seller determines the Home has been totally destroyed, Seller will give Purchaser written notice of such total destruction ("Destruction Notice"). Upon receipt of the Destruction Notice, Purchaser will

have 10 days to provide Seller written notice of its election to either (i) terminate this Agreement and receive a refund of all Purchaser Payments paid, or (ii) have Seller restore the Property. If Purchaser elects to have Seller restore the Property, the time for Seller to complete the Home will be extended, if permitted, in accordance with Section 4(B). If Purchaser fails to timely deliver written notice to Seller of Purchaser's election, Purchaser will be deemed to have elected to terminate this Agreement and receive a refund of all Purchaser Payments paid. After the Closing Date, Purchaser assumes and will bear all risk of loss or damage to the Property.

5.   **SUBDIVISION DEVELOPMENT.**

      A.   **Seller's Right to Act in Response to Market Conditions**. Before or after Closing, with no obligation to Purchaser, Seller may change prices, premiums, terms, features, options and concessions for any proposed or existing homes in the Subdivision or any other community. Seller may change the floor plans, sizes, elevations, options, designs and other characteristics of homes built in the Subdivision. Seller has neither offered nor agreed to any price protection or other commitment to Purchaser regarding the value or resale value of the Property (or any other property), and Seller will not have any obligation or liability whatsoever to Purchaser if any price changes directly or indirectly affect the value of the Property.

      B.   **Development Plans**. Seller reserves the right to sell lots to other builders, to rent or lease homes, and to change the zoning or planned use of other property in the Subdivision or surrounding property. Development plans for the Subdivision may be amended or changed from time-to-time to provide for, among other things, changes in land use, improvements, street patterns, setbacks, the type, number, style and prices of homes, lot sizes and configurations, densities, and amenities. Seller or its affiliates may annex into the Subdivision additional lands not currently described in the Subdivision Documents (defined below) or withdraw from the Subdivision property currently described in the Subdivision Documents. This annexation or withdrawal may or may not require the consent of certain owners of lots in the Subdivision. The plans for the Subdivision and any master development which encompasses the Subdivision (to the extent it exists) may be periodically updated and remain subject to change. Purchaser understands that no statement of any representative of Seller regarding the planned use of property in or adjacent to the Subdivision should be understood by Purchaser or anyone as a warranty or promise regarding any future development plans for such property, and no such statement will limit or affect Seller's right to change zoning, land use or its development plans in the future. Purchaser waives all claims, including claims for damages and costs, against Seller, its partners and other affiliates, and all of their respective officers, directors, shareholders, employees and agents as a result of any changes to the zoning, land use or development plans for the Subdivision or for adjacent properties or for the annexation into or withdrawal of land from the Subdivision.

      C.   **Land Uses and Districts**. Any statement made or information provided by a representative of Seller concerning the present or future zoning, use or condition of land near the Lot or around the Subdivision or school district boundaries is based only on the limited information known to such person at the time of such statement or action. Purchaser understands that the zoning, use and condition of land and school district boundaries can change. Purchaser confirms that prior to executing this Agreement, Purchaser has reviewed the applicable school district boundaries and the zoning, use, condition and restrictions of or affecting land near the Lot or around the Subdivision with the appropriate owners of such land and the applicable governmental authorities or Purchaser has elected, on Purchaser's own accord and determination, to forgo such review. Purchaser has not relied, and agrees not to rely, on any statement made or information provided by any employee or representative of Seller concerning school district boundaries or the zoning, use or condition of nearby land.

      D.   **Disclosure Regarding Potential Annexation**. If the Property is located outside the limits of a municipality, the Property may now or later be included in or annexed into the extraterritorial jurisdiction or city limits of a municipality. Each municipality maintains a map that depicts its boundaries and areas of extraterritorial jurisdiction. To determine if the Property is located within a municipality or a municipality's extraterritorial jurisdiction or is likely to be included or annexed into a municipality's city limits or extraterritorial jurisdiction and any costs as a consequence thereof, Purchaser should contact all municipalities located in the general proximity of the Property.

6. CONDITION OF TITLE. Subject to the payment or tender of the Purchase Price and compliance with the other terms and conditions hereof by Purchaser, Seller shall execute and deliver a good and sufficient deed to Purchaser at Closing conveying the Property free and clear of all liens and encumbrances, except those which do not materially and adversely affect the marketability of the Property including, but not limited to, the following: general taxes, assessments and fees for the year of Closing and all subsequent years' taxes, assessments and fees; easements and rights of way (actual or recorded); covenants, conditions, reservations and restrictions of record; any state of facts which an accurate survey or current physical inspection of the Property would reveal; all federal, state and local laws, plats, permits, zoning, agreements, ordinances, rules and regulations; and any taxes or assessments arising by reason of the inclusion of the Property in a special improvement district, fire protection district, recreation and/or park district, water and/or sanitation district or in a municipality providing these services. Purchaser understands and acknowledges that Seller may only have a contractual right to acquire the Property and not current ownership thereof. Seller's acquisition of the Property prior to or concurrent with the Closing shall be a condition of Seller's obligations hereunder. In the event of the failure of this condition, all Purchaser Payments actually received by Seller shall be returned to Purchaser and both parties shall be released from obligations hereunder. Seller shall cause a current commitment for a title insurance policy to be furnished to Purchaser. Purchaser acknowledges and agrees to accept that such commitment may contain various title exceptions including, but not limited to, standard exceptions, water and mineral exceptions, and those exceptions referred to above. If required in connection with the loan and / or otherwise desired by Purchaser, subsequent to closing and delivery of the deed, an Owner's Title Insurance Policy shall be issued and delivered to Purchaser, and Purchaser agrees to pay the premium thereon at Closing.

7. CLOSING.

      A.   **Closing Time and Place.**   The Closing will occur through an escrow established with Closing agent and will be held at the offices of Closing Agent unless otherwise provided in this Agreement or otherwise designated by Seller. The Closing will be held at the time and on the date (the "Closing Date") designated by the Seller. The Closing will be held only when the Home is substantially complete (i.e., the Closing will be held even though some construction items may remain to be completed) and, if applicable to the Home, a temporary or final certificate of occupancy or its local equivalent has been issued by the applicable governmental authority.

      B.   **Seller Right to Extend Closing Date**. Seller will have the right to extend the Closing Date in order to substantially complete the construction of the Home, to complete any other construction item(s), to obtain a certificate of occupancy or similar permit, or as necessary to align with the schedules of other closings being handled by Seller or Closing Agent. Purchaser understands that any Closing Date provided to Purchaser or set by Seller prior to the date the Home is substantially complete is only an estimated date and, due to uncertainties inherent in construction, is subject to change by Seller. Because the Closing Date may change, Purchaser agrees to remain flexible regarding the Closing Date, including, without limitation, Purchaser's moving schedule, notifications to landlords, the closing of any existing home, and interest rate changes and locks. Seller will have no liability to Purchaser due to a delay or extension of the Closing Date regardless of the reason. Purchaser agrees Seller will not be required to reimburse Purchaser for any expenses (including temporary housing costs, rentals, interest rate changes or lock fees, storage, moving and travel expenses) related to any changes in the timing of construction of the Home and/or the Closing Date.

      C.   **Closing Procedures. At Closing**:

            i.   Seller will deliver to Purchaser a good and sufficient deed, subject to (i) taxes and assessments not yet due; (ii) the Subdivision Documents and other restrictive covenants common to the Subdivision; (iii) all matters affecting the Property shown on the recorded plat for the Subdivision; (iv) water, oil, gas and mineral rights previously reserved or conveyed; (v) all easements, covenants, restrictions, encumbrances and other matters of record affecting the Property; (vi) all matters and conditions shown on the survey or that would be revealed by an accurate survey or inspection of the Property; and (vii) applicable building and zoning codes and other laws of governmental authorities.

            ii.   Purchaser will deliver the Purchase Price and all other sums payable by Purchaser pursuant to this Agreement. All sums due from Purchaser at Closing must be paid by wire transfer or

other immediately available funds acceptable to Seller and Closing Agent. All wire transfers must be transferred to the Closing Agent by 6 p.m. EST, the day prior to the scheduled Closing.

          iii.   Seller and Purchaser will each execute and deliver any notices, statements, certificates, affidavits, and other documents as may be reasonably required to consummate the Closing.

          iv.   After Purchaser and Seller have complied with their respective Closing obligations, Closing Agent will record all documents to be recorded in the real property records and disburse all funds according to the approved Closing Disclosure Statement, as applicable. Purchaser and Seller authorize Closing Agent to execute and submit on their behalf any required affidavit of value and preliminary change of ownership report using the Purchase Price for the established value. Following the Closing, Closing Agent (or a separate title agent, if applicable) will issue or cause the issuance of an owner's policy of title insurance for the Property to Purchaser, if purchased by Purchaser.

     D.   **Possession and Keys**. Purchaser will not have any equitable right in the Property or be entitled to possession of the Property until the complete consummation of the Closing and funding of the Purchase Price and all other costs payable pursuant to this Agreement. . Except as otherwise required by law, keys to the Property will not be released and access will not be provided until all funds due from Purchaser (including all loan proceeds from Purchaser's lender) have been delivered to the Closing Agent and all conditions to Closing and funding have been satisfied. Purchaser understands loan funding may take several days after Purchaser has executed loan documents.

     E.   **Closing Costs**. Purchaser is responsible for paying, at or before Closing, (i) all costs related to the owner's policy of title insurance; (ii) the cost of a survey of the Property (or reimbursing Seller for that cost if Seller has already paid for the survey); (iii) all escrow fees and other charges of Closing Agent related to this transaction; (iv) all costs related to Purchaser's mortgage loan or other financing, including but not limited to, application and origination fees, points, interest rate buy down costs, interest rate lock charges, prepaid interest, survey fees, credit report charges, lender title insurance policy charges, homeowner's and flood insurance premiums, mortgage insurance premiums, appraisal fees, tax certificate and tax service charges, flood certificate charges, underwriting and loan processing charges, document preparation charges, and impounds for taxes, assessments and insurance; (v) all recording fees and stamp, excise, documentary or other transfer fees or taxes; (vi) homeowner's association fees (vii) Purchaser's portion of the Closing prorations described in Section F below, and (viii) the cost of the termite treatment or bait system for the Property (or reimbursing Seller for that cost if Seller has already paid for the treatment); (ix) any other items described on the Closing Disclosure Statement, as applicable, other than costs Seller has expressly agreed herein to pay (collectively, "Closing Costs").

     F.   **Closing Prorations**. All real estate taxes and assessments, dues and assessments under the Subdivision Documents, utility charges, and other charges against the Property for the year of Closing will be prorated as of the Closing Date. The proration of real estate taxes and assessments will be based on the most recent tax bill issued prior to Closing. All prorations will be final and not subject to adjustment after Closing.

     G.   **Closing Delay; Failure to Close**. Purchaser agrees the timely performance of its obligations to close on the scheduled Closing Date is an essential term of this Agreement. If Purchaser fails to perform any of Purchaser's obligations on or before the Closing Date, Purchaser will be in default under this Agreement. Seller will be under no obligation to agree to delay the Closing Date. If Purchaser asks to delay the Closing Date for any reason (including due to delays caused by Purchaser's lender), and Seller agrees to same, then Purchaser agrees to pay Seller an extension fee equal to the greater of 1.5% of the Purchase Price or $300 times the number of days from the scheduled Closing Date until the extended Closing Date. Unless Seller agrees otherwise, the extension fee will be due upon Seller's agreement to extend the Closing Date and will not be credited toward the Purchase Price.

     H.   **Water and Mineral Rights**. Purchaser understands water rights and interests in oil, gas and other minerals in, on or under the Lot may have been previously reserved or conveyed to other persons, including without limitation to Seller or companies affiliated with Seller. Unless otherwise set forth in this Agreement, Seller has not made any representation or warranty to Purchaser that the Property includes any water rights or interests in oil, gas or

other minerals. If the ownership or prior reservation or conveyance of water or mineral rights is important to Purchaser, Purchaser is advised to research same further prior to entering into this Agreement.

8.   ORIENTATION.   Prior to Closing, Seller shall notify Purchaser that the improvements have been or will be completed in accordance with this Agreement. Subsequent to receipt of such notice, Purchaser shall completely inspect the Property with an agent of Seller at a time designated by Seller. Purchaser shall not bring a home inspector or any other non-party to this Agreement to the orientation. Purchaser and an agent of Seller shall agree upon, by completion of a Seller approved orientation form, those items that Seller will cause to be repaired within a reasonable time after Closing. Purchaser shall, upon execution of such form, accept the improvements and acknowledge that they were constructed pursuant to this Agreement, except as set out in said written form. Purchaser acknowledges that this inspection is not a contingency to this transaction or the Closing. If Purchaser and Seller are unable to agree on which items Seller will repair, Purchaser shall be in default of this Agreement and Seller shall be entitled to the remedies provided herein. Purchaser acknowledges and agrees that under no circumstances does Purchaser have the right to delay the Closing due to outstanding or incomplete orientation items.

9.   NO ASSIGNMENT OR RECORDATION.   This Agreement is personal to Purchaser and neither the Agreement nor Purchaser's rights hereunder shall be assigned, sold, transferred or hypothecated by Purchaser without the prior written consent of Seller, which may be withheld in Seller's sole discretion. If Purchaser causes or allows this Agreement or Memorandum thereof to be recorded, this Agreement shall be null, void and of no further effect (and such recording shall not cause a cloud on title or otherwise affect or impact any subsequent sale or conveyance of the Property), Purchaser shall be in default and Seller shall be entitled to the remedies provided in the Agreement, including without limitation the right of Seller to record a release and/or termination of such recorded instrument.

10.   COVENANTS.

A.   **Purchaser's Performance**. Purchaser understands that Seller will construct the Home using Seller's standard construction and contract processes and procedures. Purchaser agrees to: (i) make choices or take other actions required of Purchaser under this Agreement within the indicated time frames; (ii) communicate with Seller's designated representatives to perform certain aspects of this Agreement, such as Seller's designated field manager, sales consultant, closing administrator or other representatives of Seller; (iii) not engage in harassing, abusive, foul, threatening, offensive or otherwise inappropriate behavior towards Seller's personnel or contractors; (iv) communicate Purchaser's acceptance or approval of work which complies with this Agreement or the plans and specifications referenced herein; and (v) not take any action that impedes, obstructs or interferes with the performance of Seller under this Agreement.

B.   **Subdivision Documents**. Purchaser acknowledges that, if applicable, it has received copies of the following homeowners association documents in the most current form available: (i) Declaration(s) of Covenants, Conditions and Restrictions (the "CC&Rs") for the Property, if applicable, (ii) copies of the Articles of Incorporation and Bylaws of the Homeowners Association(s), having jurisdiction over the Property, if applicable, and (iii) rules of the association (all such documents being "Subdivision Documents"). Purchaser acknowledges and agrees that the CC&Rs, Articles of Incorporation and Bylaws may be modified or deleted prior to Closing. Purchaser acknowledges that it has read the same and agrees to comply with all of the terms, conditions and obligations set forth therein, as may be amended from time to time, including the obligation to pay its proportionate share of the common expenses. Purchaser understands and acknowledges that the CC&Rs may limit certain rights of Purchaser in connection with disputes with Seller and may require the final resolution of such disputes to be determined by final, binding arbitration and/or mediation or other dispute resolution procedure as a prerequisite or condition of pursuing other available procedures or litigation.

11.   RESPONSIBILITY FOR UTILITIES.   Purchaser agrees to change all separately metered utilities to the Property from Seller's name no later than 3 days after Closing occurs, and Purchaser shall thereafter be obligated to pay the cost of such utilities. This Section shall survive Closing.

12.   NO ESCROW/LANDSCAPING.   Notwithstanding anything contained herein to the contrary, under no circumstances whatsoever, including without limitation, for completion of punch list or walkthrough items or the

completion of landscaping or installation of irrigation systems (if included in the Agreement or required by a municipality), shall any portion of the Purchase Price be escrowed at the Closing on the Property. The parties hereto agree and acknowledge that to the extent landscaping of the Property by Seller is included in this Agreement, such landscaping shall be installed by Seller in a reasonable period of time following Purchaser's Closing on the Property, subject to weather conditions, drought constraints and availability of landscaping subcontractors. Purchaser further acknowledges that at the time of closing common areas, streets, walls, fences, exterior touch-up and the like may also not be complete.

13.   Homeowner Maintenance Manual.   At or prior to Closing, Seller will deliver to Purchaser the Homeowner Maintenance Manual which identifies how to care for your Home and how to contact Seller to submit a warranty repair request directly through the Seller's online Warranty request portal. Seller's obligation to take any corrective action to the Property does not does not apply to matters caused, by example and not as a limitation, by normal wear and tear, insubstantial variances or defects, the elements, natural disasters, faulty or incomplete maintenance, abusive use, or other acts or events beyond the control of Seller. Likewise, Seller's obligations shall in no event extend to any consumer product included in this transaction. Purchaser agrees to allow Seller's Customer Relations team access to the Property during normal weekday business hours (8:00 a.m. to 4:00 p.m.) to perform any needed work. If Purchaser refuses to allow such access to the Property to make necessary repairs, Purchaser hereby accepts the Property as it is and agrees to hold Seller harmless from any claim relating to unrepaired items. The Homeowner Maintenance Manual is not a warranty. The only warranty provided to Purchaser by Seller and its agents is the New Home Limited Warranty (as hereinafter defined).

14.   WARRANTY.

     A. Home Warranty. Seller warrants the Home in accordance with Seller's New Home Limited Warranty (collectively, the "Home Warranty"). Purchaser acknowledges receiving or having the opportunity to review the Home Warranty and agrees to the terms and conditions of the Home Warranty, all of which are incorporated herein by reference.

     B.   Manufacturer's Warranties – Disclaimer. At or after Closing, Seller will deliver to Purchaser the actual warranties for the Consumer Products in the Home to the extent such warranties exist. The term "Consumer Products" means all appliances, pieces of equipment, or other items installed in the Home that are consumer products for purposes of the Magnuson-Moss Warranty Act (15 U.S.C. Section 2301, et. seq.) and the solar energy system (including the inverter), if any. See the Home Warranty for examples of Consumer Products. Consumer Products are excluded from coverage under the Home Warranty. To the extent Seller has been issued a warranty from any manufacturer of Consumer Products installed in the Home, Seller assigns to Purchaser, to the extent assignable and without recourse to Seller, Seller's rights in such warranties, if any. The assignment will be effective as of the Closing Date. Any rights that inure to a homeowner under a manufacturer's warranty are the obligation of the manufacturer. Seller does not assume any obligation of the manufacturer resulting from a manufacturer's warranty. Seller disclaims any warranty of any kind, express or implied, relating to Consumer Products, including without limitation, any warranty of use, fitness of use, workmanship, or quality. Seller will not be liable for any damage to a Consumer Product or for any damage caused by a Consumer Product installed at the Home. However, to the extent provided by law, Seller will be responsible for damage caused by its improper installation of a Consumer Product at the Home or other act by Seller only if the installation or other act caused such damage. Seller's disclaimer of warranties does not limit or otherwise affect the warranty of any manufacturer. If a Consumer Product malfunctions, or is otherwise defective, Purchaser agrees to follow the procedures in the applicable manufacturer's warranty documents.

     C.   NO OTHER WARRANTIES. TO THE FULLEST EXTENT PERMITTED BY LAW, EXCEPT FOR THE HOME WARRANTY AND ANY LANDSCAPE WARRANTY EXPRESSLY PROVIDED BY THIS AGREEMENT, IF APPLICABLE, ALL WARRANTIES REGARDING THE PROPERTY, INCLUDING BUT NOT LIMITED TO STATUTORY AND IMPLIED WARRANTIES (INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF HABITABILITY, MERCHANTABILITY, WORKMANLIKE CONSTRUCTION OR FITNESS FOR A PARTICULAR PURPOSE), ARE HEREBY DISCLAIMED BY SELLER AND WAIVED BY PURCHASER. THE HOME WARRANTY AND THE LANDSCAPE WARRANTY, IF APPLICABLE, ARE SUBSTITUTED IN PLACE OF ALL SUCH WARRANTIES. THIS MEANS THAT THE HOME WARRANTY

AND THE LANDSCAPE WARRANTY, IF APPLICABLE, ARE THE ONLY WARRANTIES THAT APPLY AND GOVERN PURCHASER'S AND SELLER'S RIGHTS AND OBLIGATIONS RELATED TO THE PROPERTY AND THERE ARE NO OTHER WARRANTIES, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW. PURCHASER AGREES THAT SELLER'S LIABILITY FOR ANY DEFECTIVE CONDITION WITH RESPECT TO THE PROPERTY, WHETHER IN CONTRACT, IN TORT, UNDER ANY WARRANTY OR OTHERWISE, IS LIMITED SOLELY TO SELLER'S OBLIGATIONS AND PURCHASER'S REMEDIES EXPRESSLY PROVIDED IN THE HOME WARRANTY. PURCHASER IS NOT WAIVING ANY WARRANTY APPLICABLE TO MATERIALS IN THE HOME THAT MAY BE PROVIDED DIRECTLY BY A MANUFACTURER.

      D.   **Purchaser's Maintenance Responsibility**. Purchaser will be solely responsible to perform routine general maintenance and repairs on the Home. Purchaser's failure to maintain and repair the Home may reduce or negate warranty coverage under the Home Warranty.

      E.   **Subsequent Owners**. The Home Warranty automatically transfers to the subsequent owner of the Home upon the transfer of title to the Home. However, the transfer of the Home Warranty does not extend any warranty coverage period. Purchaser agrees to provide a copy of the Home Warranty to a subsequent owner of the Home who purchases the Home from Purchaser.

      F.   **Attached Homes**. Regarding attached homes, Purchaser agrees that the Association (and/or the applicable Special District) and not the Purchaser is the appropriate entity to bring a warranty claim with respect to common building elements that are maintained or owned by the Association and/or Special District, unless otherwise provided by law or agreement.

      G.   **Subrogation**. Purchaser understands the Home Warranty is not a liability or other type of insurance policy, including a homeowner's insurance policy, which typically provides coverage for certain property damages and casualty losses. If Purchaser receives from an insurance company or any other party payment or repairs arising from a construction defect or otherwise relating to the Property, then to the fullest extent permitted by law, Purchaser waives for itself and on behalf of anyone acquiring rights through Purchaser, including, but not limited to, any insurance company or other party, all subrogation and other claims against Seller for such payments or repairs received by Purchaser.

15. DISPUTE RESOLUTION

    A. ARBITRATION

      i. ANY CONTROVERSY, CLAIM OR DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT, PURCHASER'S PURCHASE OF THE PROPERTY OR ANY RIGHTS OR OBLIGATIONS OF EITHER PARTY RELATING TO THIS AGREEMENT (INCLUDING WITHOUT LIMITATION ANY CLAIMS FOR DEATH, PERSONAL INJURY, PROPERTY DAMAGE, DEFECTIVE DESIGN OR CONSTRUCTION, MISREPRESENTATION AND FRAUD) WILL BE RESOLVED BY BINDING ARBITRATION PURSUANT TO THE FEDERAL ARBITRATION ACT (TITLE 9 OF THE UNITED STATES CODE).

      ii. THE ARBITRATION SHALL BE CONDUCTED IN ACCORDANCE WITH THE HOME CONSTRUCTION ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION ("AAA") IN EFFECT ON THE DATE OF THIS AGREEMENT AND THE TERMS OF THIS AGREEMENT. ANY AWARD RENDERED BY THE ARBITRATOR MAY BE CONFIRMED, ENTERED AND ENFORCED IN ANY COURT HAVING JURISDICTION.

      iii. PURCHASER IS INFORMED AND UNDERSTANDS THAT ARBITRATION INVOLVES CERTAIN EXPENSES (INCLUDING PAYMENT OF FEES TO THE AAA AND COMPENSATION OF THE ARBITRATOR(S)) WHICH, DEPENDING ON THE NATURE AND AMOUNT OF CLAIMS ASSERTED, MAY BE SUBSTANTIAL AND IN EXCESS OF COURT FEES FOR FILING OF A LAWSUIT. THE PAYMENT OF SUCH ARBITRATION FEES AND EXPENSES SHALL BE GOVERNED BY THE AAA RULES. THE AAA FEE

SCHEDULE, THE RULES FOR APPOINTING AN ARBITRATOR AND FOR CONDUCTING AN ARBITRATION (INCLUDING ONLINE FILING) MAY BE FOUND AT WWW.ADR.ORG.

B.   FILING A REQUEST, SELECTING AN ARBITRATOR:

i. SOME STATES REQUIRE PARTIES TO TAKE PRELIMINARY STEPS BEFORE AN ARBITRATION OR LEGAL ACTION MAY PROCEED. THOSE STEPS MAY INCLUDE, BUT ARE NOT LIMITED TO, A NOTICE OF ALLEGED DEFECTS BY THE HOMEOWNER TO A SPECIFIC PERSON OR BY SPECIFIC MEANS (SUCH AS CERTIFIED MAIL OR PERSONAL DELIVERY) USING PARTICULAR NOTICE LANGUAGE. ANY RESPONSE BY SELLER TO A NOTICE THAT DOES NOT COMPLY WITH THE APPLICABLE STATE'S REQUIREMENTS WILL NOT BE A WAIVER OF RIGHTS UNDER THE APPLICABLE STATE LAW.

ii. EITHER THE PURCHASER OR SELLER MAY INITIATE AN ARBITRATION PROCEEDING BY GIVING NOTICE TO THE OTHER PARTY BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED. THE NOTICE SHALL DESCRIBE THE NATURE OF THE CONTROVERSY AND THE REMEDY SOUGHT.

iii. ALL ARBITRATIONS WILL BE CONDUCTED BEFORE A SINGLE ARBITRATOR WITH THE AAA. THE PARTIES SHALL ATTEMPT TO MUTUALLY DESIGNATE ONE ARBITRATOR, BUT IF THEY ARE UNABLE TO DO SO AFTER 10 DAYS FOLLOWING RECEIPT OF THE NOTICE OF ARBITRATION, THEN AAA SHALL DESIGNATE AN ARBITRATOR. IF AAA DECLINES TO ARBITRATE A DISPUTE, OR IF THE AAA IS NOT AVAILABLE, THE PARTIES WILL AGREE TO AN ALTERNATIVE ARBITRATOR OR HAVE A COURT APPOINT A NEW ARBITRATOR WHOSE EXPERIENCE AND TRAINING IN CONSTRUCTION ARBITRATION IS SIMILAR TO THAT OF A AAA-TRAINED ARBITRATOR.

iv. NO PERSON MAY SERVE AS THE ARBITRATOR IF THAT PERSON HAS ANY FINANCIAL OR PERSONAL INTEREST IN THE RESULT OF THE ARBITRATION. ANY PERSON DESIGNATED AS THE ARBITRATOR SHALL IMMEDIATELY DISCLOSE IN WRITING TO ALL PARTIES ANY CIRCUMSTANCE LIKELY TO AFFECT IMPARTIALITY, INCLUDING ANY BIAS OR FINANCIAL OR PERSONAL INTEREST IN THE OUTCOME OF THE ARBITRATION. IF ANY PARTY OBJECTS TO THE SERVICE OF THE ARBITRATOR FOLLOWING THE RECEIPT OF SUCH A DISCLOSURE, THE DESIGNATED ARBITRATOR SHALL BE REPLACED.

v. PURCHASER AND SELLER UNDERSTAND THAT BY AGREEING TO THE ARBITRATION OF ALL DISPUTES AS SET FORTH IN THIS SECTION, PURCHASER AND SELLER ARE WAIVING THEIR RIGHTS TO A TRIAL BY JURY AND AGREE THAT THE DISPUTE WILL BE RESOLVED BY THE ARBITRATOR.

vi. THE MAILING OF A PROPER DEMAND FOR ARBITRATION IN ACCORDANCE WITH THIS PROVISION SHALL ACT TO TOLL ANY APPLICABLE STATUTES OF LIMITATION OR REPOSE.

C. JOINDER OF ADDITIONAL PARTIES TO ARBITRATION:

i. PURCHASER AND SELLER WAIVE THE RIGHT TO INSTITUTE OR PARTICIPATE IN A CLASS OR ANY OTHER TYPE OF REPRESENTATIVE ARBITRATION OR ANY TYPE OF LEGAL ACTION AS A MEMBER OR REPRESENTATIVE OF A CLASS FOR ANY MATTER COVERED BY THIS SECTION. PURCHASER AND SELLER FURTHER ACKNOWLEDGE THAT THE ARBITRATOR IS NOT AUTHORIZED TO PERMIT ANY CLASS OR REPRESENTATIVE ARBITRATION.

ii. PURCHASER AND SELLER FURTHER AGREE THAT ANY SUCH ARBITRATION SHALL ONLY BE BETWEEN PURCHASER AND SELLER AND SHALL NOT BE JOINED OR CONSOLIDATED WITH THE CLAIMS OR ARBITRATION OF ANY OTHER PURCHASER UNLESS SPECIFICALLY AGREED TO IN WRITING BY BOTH PARTIES AND ACKNOWLEDGE THAT THE ARBITRATOR IS NOT AUTHORIZED TO PERMIT ANY CONSOLIDATION OR JOINDER WITH ANY OTHER PURCHASER. HOWEVER, EITHER

PURCHASER OR SELLER MAY SEEK TO JOIN SUBCONTRACTORS AND SUPPLIERS INVOLVED IN THE DESIGN AND CONSTRUCTION OF THE IMPROVEMENTS TO THE PROPERTY IN THE ARBITRATION.

D. ARBITRATION AWARD, FEES, AND DAMAGES:

i. THE ARBITRATOR'S DECISION SHALL BE RENDERED NO LATER THAN 21 DAYS FROM THE CLOSE OF THE HEARING, UNLESS OTHERWISE AGREED BY THE PARTIES. THE DECISION SHALL BE IN WRITING, CONTAIN FINDINGS OF FACT AND CONCLUSIONS OF LAW, AND WILL BE SIGNED BY THE ARBITRATOR.

ii. ANY AWARD RENDERED BY THE ARBITRATOR MAY BE CONFIRMED, ENTERED AND ENFORCED, IN ANY COURT HAVING JURISDICTION.

iii. EACH OF THE PARTIES SHALL BE RESPONSIBLE FOR THEIR OWN ATTORNEY FEES AND EXPENSES (INCLUDING THE COST AND FEES OF ANY EXPERT WITNESSES) IN THE ARBITRATION AND THE ARBITRATOR SHALL HAVE NO AUTHORITY TO AWARD RECOVERY OF ATTORNEY FEES OR EXPERT EXPENSES.

iv. LIKEWISE, NO PARTY SHALL BE ENTITLED TO RECEIVE ANY AWARD OF DAMAGES IN CONNECTION WITH THE ARBITRATION OF A DISPUTE OTHER THAN SUCH PARTY'S ACTUAL DAMAGES. ALL PARTIES SHALL BE DEEMED TO HAVE WAIVED THEIR RIGHT TO RECEIVE ANY DAMAGES OTHER THAN ACTUAL DAMAGES, INCLUDING, WITHOUT LIMITATION, SPECIAL DAMAGES, CONSEQUENTIAL DAMAGES, AND PUNITIVE OR EXEMPLARY DAMAGES.

v. PURCHASER AND SELLER AGREE THAT ARBITRATION IS A PRIVATE PROCEEDING AND THAT THE RESULT OF ANY ARBITRATION BETWEEN PURCHASER AND SELLER OR THE RESULT OF ANY ARBITRATION BETWEEN SELLER AND ANY OTHER PARTY SHALL BE BINDING ONLY ON THE PARTIES TO THE PARTICULAR ARBITRATION AND SHALL NOT BE AFFORDED ANY PRECLUSIVE OR BINDING EFFECT AS TO ANY ISSUE OR RESULT IN ANY OTHER PROCEEDING BY ANY NON-PARTY TO THE ARBITRATION.

vi. ANY DISPUTES CONCERNING THE INTERPRETATION, THE ENFORCEABILITY, OR THE UNCONSCIONABILITY OF THIS ARBITRATION AGREEMENT, INCLUDING, WITHOUT LIMITATION, ITS REVOCABILITY OR VOIDABILITY FOR ANY CAUSE, THE SCOPE OF ARBITRABLE ISSUES, AND ANY DEFENSE, INCLUDING, WITHOUT LIMITATION, DEFENSES BASED UPON WAIVER, ESTOPPEL, OR LACHES, SHALL BE DECIDED SOLELY BY THE ARBITRATOR.

vii. THE AGREEMENTS IN THIS DISPUTE RESOLUTION SECTION SHALL SURVIVE CLOSING AND THE TERMINATION OF THIS AGREEMENT FOR ANY REASON.

16. DEFAULT AND REMEDIES.

A. **Purchaser's Default**. Purchaser will be in default under this Agreement if Purchaser (i) notifies Seller or any employee of Seller, orally, electronically or in writing, that Purchaser will not complete the purchase of the Property or will not perform any other obligation of Purchaser set forth in this Agreement; or (ii) breaches any covenant or agreement of Purchaser or otherwise fails to perform any obligation of Purchaser under this Agreement or any addendum hereto as and when due. In addition to any rights and remedies provided to Seller elsewhere in this Agreement, upon a default by Purchaser under this Agreement, Seller may, at its sole discretion, terminate this Agreement by delivering written notice of termination to Purchaser and thereupon:

i. Seller will have no further obligation to Purchaser under this Agreement, Purchaser will have no further right, title, or interest in or to the Property, and Seller will be immediately entitled to sell the Property to another party without consent or approval from Purchaser; and

ii. Seller will be entitled to retain the Deposit made by Purchaser as liquidated damages to Seller as a result of Purchaser's default.

The amount of liquidated damages is intended as a reasonable estimate of Seller's actual damages, and not as a penalty, resulting from Purchaser's default due to the difficulty and uncertainty in estimating or ascertaining, as of the date Purchaser signs this Agreement, the actual damages Seller may suffer from Purchaser's default, which damages will include without limitation the cost of administering this Agreement and the cost to take the Property off the market while this Agreement remains in effect. In each instance where this Agreement permits Seller to receive the Deposit as liquidated damages, Purchaser will be deemed to have waived all challenges to the enforceability of such provision. This waiver includes, without limitation, any contention that the liquidated damages provision constitutes an unenforceable penalty, or that the liquidated damages do not bear a reasonable relationship to Seller's actual damages.

B. **Seller's Default**. If Seller defaults in the performance of any of its material obligations under this Agreement, the Deposit and all payments and things of value received by Seller hereunder shall be returned to Purchaser. It is agreed that the foregoing is Purchaser's sole and exclusive remedy for Seller's failure to perform its obligations under this Agreement. Purchaser hereby expressly waives the remedies of specific performance and damages. Regardless of any provision to the contrary in this Agreement, if the default by Seller relates to its failure to complete construction of the Home within two years from the date Purchaser executes the agreement, Purchaser's remedies shall not be limited as provided herein and Purchaser shall have all available remedies as provided under applicable law.

17. RESPA DISCLOSURE. As required by the Real Estate Settlement Procedures Act of 1974, Purchaser acknowledges that the Seller has not directly or indirectly required Purchaser, as a condition of sale, to purchase either a fee owner's or mortgagee's title insurance policy from any particular title company.

18. SPECIAL DISTRICTS. SPECIAL TAXING DISTRICTS MAY BE SUBJECT TO GENERAL OBLIGATION INDEBTEDNESS THAT IS PAID BY REVENUES PRODUCED FROM ANNUAL TAX LEVIES ON THE TAXABLE PROPERTY WITHIN SUCH DISTRICTS. PROPERTY OWNERS IN SUCH DISTRICTS MAY BE PLACED AT RISK FOR INCREASED LEVIES AND TAX TO SUPPORT THE SERVICING OF SUCH DEBT WHERE CIRCUMSTANCES ARISE RESULTING IN THE INABILITY OF SUCH A DISTRICT TO DISCHARGE SUCH INDEBTEDNESS WITHOUT SUCH AN INCREASE IN MILL LEVIES. PURCHASERS SHOULD INVESTIGATE THE SPECIAL TAXING DISTRICTS IN WHICH THE PROPERTY IS LOCATED BY CONTACTING THE COUNTY TREASURER, BY REVIEWING THE CERTIFICATE OF TAXES DUE FOR THE PROPERTY, AND BY OBTAINING FURTHER INFORMATION FROM THE BOARD OF COUNTY COMMISSIONERS, THE COUNTY CLERK AND RECORDER, OR THE COUNTY ASSESSOR.

19. SEVERABILITY. In the event that any portion of this Agreement shall be declared by any court of competent jurisdiction to be invalid, illegal, or unenforceable, such portion shall be deemed severed from this Agreement, and the remaining portions hereof shall remain in full force and effect as fully as though such invalid, illegal, or unenforceable portion had never been part of this Agreement. In the event any portion of this Agreement disqualifies the sale of the Property contemplated hereunder for exemption under Section 1702(a)(2) of the Interstate Land Sales Full Disclosure Act of 1968, 15 U.S.C. § 1701, et seq., such portion shall be deemed severed from this Agreement, and the remaining portions hereof shall remain in full force and effect as fully as though such portion had never been part of this Agreement. . In lieu of any such illegal, invalid or unenforceable provision, there shall be deemed added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

20. GENERAL.

A. **Multiple Purchaser Parties**. If "Purchaser" under this Agreement includes more than one person or entity, then each person signing as a Purchaser party will be jointly and severally liable hereunder for the obligations and actions of each Purchaser party.

B. **Notices**. Except as otherwise set forth in this Agreement, all notices must be in writing and must be given by (a) hand delivery or courier service, (b) mail (registered, certified, or first class, with postage pre-paid), (c) overnight delivery service, addressed to Purchaser at his/her Current Address set forth in this Agreement, or (e) at the E-Mail address contained in this Agreement. Notices to Seller will be addressed or E-Mailed to: noticesCMP@centurycommunities.com; 3091 Governors Lake Drive, Suite 300 Norcross, GA 30071. Notices sent by mail will be deemed to be given and received 3 days after deposit in a post office or official depository of the United States postal service. Notices sent by hand delivery, courier service or overnight delivery service will be deemed given and received upon actual or first attempted delivery of the notice. If "Purchaser" under this Agreement includes more than one person or entity, then notice to any Purchaser party will constitute notice to all Purchaser parties.

C. **Time of the Essence**. Time is of the essence for every provision of this Agreement, including without limitation Purchaser's performance of all of Purchaser's obligations to close the purchase of the Property on the Closing Date.

D. **Purchaser's Performance**. Purchaser understands that Seller will construct the Home using Seller's standard construction and contract processes and procedures. Purchaser agrees to: (i) make choices or take other actions required of Purchaser under this Agreement within the indicated time frames; (ii) communicate with Seller's designated representatives to perform certain aspects of this Agreement, such as Seller's designated field manager, sales consultant, closing administrator or other representatives of Seller; (iii) not engage in harassing, abusive, foul, threatening, offensive or otherwise inappropriate behavior towards Seller's personnel or contractors; (iv) communicate Purchaser's acceptance or approval of work which complies with this Agreement or the plans and specifications referenced herein; and (v) not take any action that impedes, obstructs, frustrates, or interferes with the performance of Seller under this Agreement.

E. **Agency**. Seller's sales consultants and other employees solely represent Seller. If Purchaser has engaged any real estate agent, broker or other party to represent Purchaser in this transaction, Purchaser will be solely responsible for compensating such party, unless and to the extent Seller has agreed in writing to compensate such party.   Seller may engage an affiliate of Seller, or any other agent (collectively, "Seller's Agent") to act as its broker in connection with the sale of the Property. As used herein, the term "Seller's Agent" shall mean an agent who works solely on behalf of the Seller and owes duties to the Seller which include the utmost good faith, loyalty and fidelity. Seller's Agent will negotiate on behalf of and act as an advocate for the Seller. Seller's Agent must disclose to Purchaser all adverse material facts about the Property actually known by the Seller's Agent. Purchaser hereby acknowledges that it shall be treated as a customer ("Customer") by the Seller's Agent. For purposes of this Paragraph, the term "Customer" shall mean a party to the transaction contemplated herein with whom the Seller's Agent has no brokerage relationship because such party has not engaged or employed the Seller's Agent, either as the party's agent or as the party's transaction broker.

F. **Independent Contractors**. Purchaser understands Seller may refer Purchaser to vendors or companies who provide real estate or other services designed to assist Purchaser in purchasing or moving into the Home or with services related to the Home. Those companies are independent contractors and are not affiliated with Seller or its affiliates. Any warranties or representations for such services are warranties and representations given by the independent contractors only and not by Seller or its affiliates. Seller will not be responsible for the quality of any products or services provided by those companies.

G. **Dates**. If the final day of a period or date of performance under this Agreement falls on a Saturday, Sunday or federal holiday, then the final day of any such period or date of performance will be deemed to be the next day which is not a Saturday, Sunday or federal holiday.

H. **No Investment Representation**. None of Seller's employees or representatives is authorized to make any representation regarding economic benefits to be derived from this transaction. Economic benefits to be derived from purchasing a home will vary depending upon many factors, including market conditions and individual circumstances. Purchaser may not rely on any statement made by any employee or representative of Seller regarding economic benefits of buying a home, but should instead rely only upon Purchaser's own judgment and the advice of Purchaser's attorneys, accountants and other advisors.

   I. **Amendments; No Waiver**. This Agreement may be amended or modified only by a written instrument executed by Purchaser and an authorized agent of Seller (Purchaser understands Sales Consultants and Field Managers are not authorized employees of Seller to execute amendments). Except as stated in this Agreement, no party shall be deemed to have waived any provision of this Agreement unless such waiver is stated in writing and signed by the party against whom enforcement of the waiver is sought. The waiver of a breach of any provision of the Agreement shall not constitute a waiver of that provision or a waiver of a future breach of that or any other provision.

   J. **Governing Law/Venue**. Any arbitration or litigation arising out of this Agreement shall be conducted in the state, county and city in which the Property is located and shall apply the law of the state in which the Property is located.

   K. **Counterparts; Electronic Execution**. This Agreement may be executed in counterparts, all of which together will constitute this Agreement. This Agreement may be signed and transmitted electronically or by facsimile; the signature of any person on an electronically or facsimile transmitted copy hereof will be considered an original signature; and an electronically or facsimile transmitted copy hereof will have the same binding effect as an original signature on an original document. No party may raise the use of electronic mail or a facsimile machine or the fact that any signature was transmitted by electronic mail, a facsimile or other electronic means as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this section.

   L. **No Recordation**. Neither this Agreement or a memorandum or other notice of this Agreement may be recorded in the land records or other public records of the jurisdiction in which the Property is located or any other jurisdiction. This subsection is a specific directive to the officials of such jurisdiction not to record this Agreement or a memorandum or other notice of this Agreement.

21. **INTERPRETATION.** Headings in this Agreement are included for reference purposes only and shall not affect the meaning of any provisions of this Agreement. Purchaser (and Purchaser's counsel, if desired by Purchaser) has reviewed this Agreement and Purchaser agrees that any rule of contract interpretation that ambiguities or uncertainties are to be interpreted against the drafting party or the party who caused it to exist shall not be employed in the interpretation of this Agreement. The words Purchaser and Seller shall include the plural as well as the singular and the masculine shall include the feminine and neutral genders as appropriate. In the event that there is more than one entity comprising Purchaser, each of the entities is jointly and severally liable under this Agreement. Any reference to "Purchaser" shall mean "Purchaser".

22. **CONDITIONS SURVIVE CLOSING**. The terms and conditions of this Agreement shall survive the Closing of the Property.

23. **APPROVAL AND BINDING EFFECT**. This Agreement shall only serve as an offer by Purchaser to purchase the Property and shall not be binding on Seller until it has been approved and executed by an authorized agent of Seller. The execution by a salesperson shall not bind Seller. Verbal counters by Seller shall not serve as a rejection of Purchaser's offer. Upon approval and execution by the Seller, this Agreement shall become a binding contract between Seller and Purchaser and shall inure to the benefit of the heirs, representatives, successors and permitted assigns of said parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

24. **FURTHER ASSURANCE**. Purchaser hereby acknowledges and agrees that at the request of Seller or its Closing Agent, to execute and deliver such documents, writings and further assurances as may be necessary or desirable to carry out the intent and purpose of the Agreement and the conveyance and sale of the Property from Seller to Purchaser. Furthermore, Purchaser hereby acknowledges and agrees that upon the request of Seller or its Closing Agent, that Purchaser shall fully cooperate with Seller and the Closing Agent post-Closing to adjust or correct any clerical errors or omissions in any Closing documents, and to execute, post-Closing, any additional Closing documentation as deemed reasonably necessary or desirable by Seller and/or the Closing Agent to (i) rectify any such errors or omissions, or (ii) complete the Closing documentation as needed to convey the Property in accordance with

the Agreement. Purchaser agrees to comply with all of the above-noted requests by the Seller and/or the Closing Agent within three (3) business days from and after Purchaser receives written notice and request from Seller and/or the Closing Agent. Purchaser further agrees to assume all costs to Seller, including, by way of illustration and not limitation, actual expenses, legal fees and marketing losses that Seller may incur in the event of Purchaser's failure to timely comply with any such requests as provided herein.

25. ADDENDA. The following marked Addenda/documents are attached hereto, made a part hereof and incorporated herein:..

Community Addendum	Addendum L	Addendum RM
Addendum A .	Addendum M	Affiliated Business Arrangement
Addendum State	Addendum HM	

26. COVENANT. TO THE EXTENT PERMITTED BY STATE LAW, PURCHASER HEREBY AGREES THAT PURCHASER SHALL NOT SUE, ASSERT CLAIMS, OR COMMENCE ACTIONS AT LAW OR IN EQUITY AGAINST ANY OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS OF SELLER OR ITS AFFILIATES OR THEIR RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS FOR ANY MATTERS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PROPERTY MADE THE SUBJECT OF THIS AGREEMENT. THE TERM "AFFILIATE" SHALL FOR PURPOSES OF THIS AGREEMENT BE CONSTRUED IN ITS BROADEST SENSE. IN THE EVENT THAT PURCHASER VIOLATES THIS PROVISION, IT SHALL INDEMNIFY AND HOLD SELLER, ITS AFFILIATES, AND OTHER RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS HARMLESS FROM ANY LOSS, DAMAGE, COST OR EXPENSE, INCLUDING REASONABLE ATTORNEY'S FEES AND COSTS OF COURT, ARISING OUT OF SUCH BREACH.

27. PURCHASER'S ACKNOWLEDGMENT. PURCHASER CERTIFIES HE HAS READ EACH AND EVERY PART OF THIS AGREEMENT AND THAT THIS AGREEMENT CONSTITUTES THE ENTIRE AGREEMENT BETWEEN PURCHASER AND SELLER. PURCHASER ACKNOWLEDGES THAT NO PERSON HAS THE AUTHORITY TO MAKE ANY GUARANTY, PROMISE, REPRESENTATION OR AGREEMENT NOT EXPRESSLY SET FORTH HEREIN OR THAT CONTRADICTS OR CONFLICTS HEREWITH. PURCHASER REPRESENTS TO SELLER THAT NO PERSON HAS MADE ANY SUCH GUARANTY, PROMISE, REPRESENTATION OR AGREEMENT AND THAT PURCHASER IS NOT RELYING UPON ANY SUCH STATEMENT IN CONJUNCTION WITH PURCHASER'S DECISION TO PURCHASE THE PROPERTY. THIS AGREEMENT WILL SUPERSEDE ANY AND ALL UNDERSTANDINGS AND AGREEMENTS AND CONSTITUTES THE ENTIRE AGREEMENT BETWEEN THE PARTIES, AND NO ORAL REPRESENTATIONS OR STATEMENTS SHALL BE CONSIDERED A PART HEREOF. NO AMENDMENT TO THIS AGREEMENT SHALL BE EFFECTIVE UNLESS IN WRITING AND EXECUTED BY THE PARTIES HERETO. PURCHASER ACKNOWLEDGES THAT THE SALES REPRESENTATIVES AND OTHER AGENTS OF SELLER ARE NOT REPRESENTING PURCHASER AS PURCHASER'S AGENT IN THIS TRANSACTION. PURCHASER FURTHER ACKNOWLEDGES ALL TERMS AND PROVISIONS OF THIS AGREEMENT HAVE BEEN READ AND UNDERSTOOD AND PURCHASER HAS HAD THE OPPORTUNITY TO CONSULT LEGAL COUNSEL. SUCH CONSULTATION WITH LEGAL COUNSEL IS HEREBY RECOMMENDED BY SELLER.

IN WITNESS WHEREOF, the parties hereto have executed thus Agreement on the date herein set forth.

THIS AGREEMENT WILL NOT BE BINDING UNTIL EXECUTED BY PURCHASER AND AN AUTHORIZED EMPLOYEE OF SELLER (SELLER'S SALES CONSULTANTS ARE NOT AUTHORIZED EMPLOYEES TO EXECUTE THIS AGREEMENT OR ANY AMENDMENT OR ADDENDUM HERETO).

BY SIGNING BELOW, PURCHASER AFFIRMS THAT PURCHASER (AND IF THERE IS MORE THAN ONE PURCHASER, EACH PURCHASER) HAS READ, UNDERSTANDS, ACKNOWLEDGES AND AGREES TO THE FOREGOING CONTAINED HEREIN.

DocuSigned by:

Purchaser: Delta Housing IIX LLC Date: 1/20/2022

C8223E50F1A04B3...

Purchaser: Date:

By signing below, the sales representative is not binding Seller to this Agreement but is only agreeing to submit this Agreement to Seller for its review.

DocuSigned by:

Sales Representative: Dominique Stephens 1/20/2022

5B56049A51224CE...

This Agreement is hereby approved and accepted by Seller as of 1/23/2022 ("Effective Date").

DocuSigned by:

Seller: Dave Hodgman

63CA08A836E5499...

Title: Authorized Signer



Equal Housing Opportunity

"We are pledged to the letter and spirit of U.S. policy for the achievement of equal housing opportunity throughout the Nation."

AFFILIATED BUSINESS ARRANGEMENT
DISCLOSURE STATEMENT

SELLER: WJH LLC d/b/a CENTURY COMPLETE
PURCHASER: Delta Housing 11X LLC
ADDRESS: 5080, Grain Ct CONOVER, NC CONOVER, NORTH CAROLINA 28613

This is to give you notice that WJH LLC d/b/a CENTURY COMPLETE ("Seller") has a business relationship with Inspire Home Loans Inc. ("Inspire"), IHL Home Insurance Agency, LLC ("IHL Insurance"), and Parkway Title, LLC ("Parkway"). Seller, Inspire, IHL Insurance and Parkway are wholly (100%) owned by Century Communities, Inc. Because of these relationships, referrals to any of these companies may provide Seller a financial or other benefit.

Set forth below is the estimated charge or range of charges for the settlement services listed. **YOU ARE <u>NOT</u> REQUIRED TO USE INSPIRE, IHL INSURANCE OR PARKWAY AS CONDITION FOR PURCHASE OF THE SUBJECT PROPERTY.** THERE ARE FREQUENTLY OTHER SETTLEMENT SERVICE PROVIDERS AVAILABLE WITH SIMILAR SERVICES. YOU ARE FREE TO SHOP AROUND TO DETERMINE THAT YOU ARE RECEIVING THE BEST SERVICES AND THE BEST RATE FOR THESE SERVICES.

Service Provider	Settlement Service	Estimated Charge or Range of Charges
Inspire*	Origination Charge	Up to 2% of the loan amount or $1070
	Discount Points (charge for interest rate chosen)	% of loan amount depending on market conditions at the time of closing
	Appraisal Fee	$400 - $1000
	Flood Certification	$8.00
*There are other charges imposed by parties other than a lender in connection with mortgage loans. A lender may require the use of other service providers. If you apply for a loan, you will receive additional information regarding all anticipated charges.		
IHL Insurance	Homeowner's Insurance	0.2% - 2.5% of the sales price
	Flood Insurance	0.1% - 1.0% of the sales price
Parkway**	Title Commitment	$15.00
	Simultaneous Issue Fee	$26.00
	Lender's Title Insurance	Rates per $1,000 (minimum of $50.00) Up to $100,000 . . . . $3.05 $100,001 - $500,000, add . . . . $2.38 $500,001 - $2,000,000, add . . .$1.55
	Owner's Title Insurance	Same schedule as above. When both an Owner's Policy and a Lender's Policy are purchased, you will only be charged an amount equal to the premium for one policy, plus a simultaneous issue fee. If one policy has a higher liability amount, the premium paid will be calculated based upon the higher liability amount.
	ALTA Endorsements	$21.00 each
	Closing Protection Letter	Varies based on liability, up to $120
**Fee based upon enhanced coverage and will vary based upon mortgage amount and property sales price.		

ACKNOWLEDGMENT: I/We have read this disclosure form and understand that Seller is referring me/us to purchase the above-described settlement services and may receive a financial benefit as a result of this referral.

(Rev.4.24.21)   Page 20 of 23   Purchaser's Initials ___DHL___

Purchaser: _____ DocuSigned by: *Delta Housing 11X LLC* Date: _____ 1/20/2022

C8223E50F1A04B3...

Purchaser: _____ Date: _____

Purchaser: Delta Housing 11X LLC **Phone:** (973) 652-8082 **Email:** kyc_2001@yahoo.com	**Seller:** WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC, WJHKY LLC and any predecessors or subsidiaries of the said entities, successors by merger and shall include each entity operating under any business name, trade name, and/or assumed name which may be in use for the said entities within any U.S. state, territory or jurisdiction.
Property Address: 5080 Grain Ct CONOVER, NORTH CAROLINA 28613	**Subdivision:** Mill Stone

IMPORTANT INSURANCE INFORMATION

At the time you contract with Century Complete to purchase a new home, it is important for you to understand the insurance requirements necessary to satisfy your mortgage lender.

If you are financing the purchase of your home, your mortgage lender will have specific hazard insurance requirements which protect the interests of you and your lender. Either a Dwelling Fire or a Homeowner's Package policy will satisfy this need. We recommend that you obtain a Homeowner's policy, which provides coverage for your personal property and liability protection if you plan to occupy the home. A Dwelling Fire policy insures the dwelling only and is typically used when the property is rented to others.

While we understand that you have the right to choose your insurance agent and company, Century Complete would like to offer a special service to our new home customers.

IHL Home Insurance Agency offers a wide range of insurance products with multiple insurance companies and competitive premiums. Their agents are knowledgeable and have the experience necessary to ensure your insurance needs are met. If their quote meets with your approval, evidence of your insurance coverage will be provided to us and, if applicable, the lender, confirming that your insurance requirements have been satisfied. It's that simple. If you have immediate questions and would like to contact one of their agents, you can contact them at:

833-912-1123
Insurance@IHLInsurance.com

NOTE: This is to give you notice that Century Complete has a business relationship with IHL Home Insurance Agency. You are not required to use IHL Home Insurance Agency as a condition to obtain the subject property. You may be able to obtain these services by shopping with other settlement service providers.

Please check here if you do not want to receive a no-obligation quotation for insurance through **IHL Home Insurance Agency**, **our affiliated insurance provider.**

DocuSigned by:

Purchaser's Signature: Delta Housing IIX LLC **Date:** 1/20/2022

C8223E50F1A04B3...

Purchaser's Signature: ______________________ **Date:** ______________



CENTURY Complete
MORE HOME • LESS MONEY
IHL Home Insurance Agency

 Purchaser's Initials DS DHL

Addendum Purchase Price

Purchaser(s): Delta Housing 11X LLC
Seller: Century Complete
Community: Mill Stone
Property Address: 5080, Grain Ct CONOVER, NC

Sales Consultant: Dominique Stephens DocuSigned by: Dominique Stephens 5B56049A51224CE...

Lot: **0003**
Model / Elev: 33822014 ESSEX

Contract Date: 01/20/2022

This Addendum PP is attached to and made part of the Purchase Agreement ("Agreement") in connection with the above-described property ("Property"). If and to the extent that this Addendum PP conflicts with any other part of the Agreement including, without limitation, any prior Addendum PP(s), this Addendum PP shall govern. Purchaser and Seller further agree to execute an Addendum PP correcting and superceding this Addendum PP in the event of clerical and/or calculation errors and/or omissions herein. Purchaser and Seller agree that the Purchase Price for the Property shall be as follows:

Description	**Amount**
Total Purchase Price	$274,990.00

Purchaser elects to use ___Lending One_ to obtain the Loan in connection with the Property.

Seller Paid Closing Cost Up To: $0.00

(* Seller Paid Closing Costs, per Addendum L, are not reflected in the Total Purchase Price. Use of this incentive value will be determined by Buyer's actual loan program.)

Deposit Summary

	Total Due	**Total Received**	**Total Owed**
Deposits	$27,499.00	$27,499.00	$0.00

All other terms and conditions of the Agreement shall remain the same and are hereby ratified by the parties.

BY SIGNING BELOW, PURCHASER AFFIRMS THAT PURCHASER (AND IF THERE IS MORE THAN ONE PURCHASER, EACH PURCHASER) HAS READ, UNDERSTANDS, ACKNOWLEDGES AND AGREES TO THE FOREGOING TERMS AND CONDITIONS.

Purchaser: DocuSigned by: Delta Housing 11X LLC 3F9FD1D3CDB3462... Date: 1/29/2022

Purchaser: Date:

Seller: WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC , doing business as Century Complete

Seller Signature: DocuSigned by: Dave Hodgman 63CA08A836E5499... Date: 1/31/2022

Title: Authorized Signer



PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT ("Agreement"), executed by and between the hereafter named parties and is effective as of the latest date the Agreement is signed by either Seller or Purchaser

SELLER: WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC , doing business as Century Complete, and including any predecessors or subsidiaries of the said entities, successors by merger and shall include each entity operating under any business name, trade name, and/or assumed name which may be in use for the said entities within any U.S. state, territory or jurisdiction.

PURCHASER: Delta Housing 11X LLC

Purchaser agrees to purchase from Seller the real property described herein below, together with improvements constructed or to be constructed thereon substantially in accordance with the below referenced model/plan and the standard specifications set forth on the Addendum attached hereto as modified by any terms set forth in any ancillary or modifying agreement , (collectively, the "Property"), pursuant to the terms and conditions contained herein.

Lot: 0010
Subdivision: Mill Stone
Street Address: 5092, Water Wheel Dr CONOVER, NC 28613
Plan Number: ESSEX

Purchaser Identification. Purchaser shall provide Seller with documentation verifying Purchaser's identity as follows: (1) for an individual, unexpired government-issued identification evidencing nationality or residence and bearing a photograph or similar safeguard, such as a driver's license or passport; and (2) for a person other than an individual (such as a corporation, partnership, or trust), documents showing the existence of the entity, such as certified articles of incorporation, a government-issued business license, a partnership agreement, or trust instrument as well as a government issued tax identification number.

1. PURCHASE PRICE.   The initial purchase price (the "Initial Purchase Price") for the Property shall be as follows:

Initial Purchase Price $274,990.00

The Final purchase price (the "Purchase Price") for the Property shall be the Initial Purchase Price adjusted by any amendments hereto. The Purchase Price shall be payable by Purchaser to Seller as follows:

      A. The deposit of $1,000.00 (the "Deposit"), as part payment of the Purchase Price for the Property, shall be paid by Purchaser to Seller, as follows:

      $95.00 concurrently with the execution of this Agreement.

      $905.00 on or before fourteen (14) days of the Effective Date

B. At Closing, Purchaser agrees to pay the Purchase Price to Seller and Purchaser's share of Closing Costs (as hereinafter defined), if not previously paid. The Deposit shall be applied to the Purchase Price at Closing. The Deposit will be paid directly to Seller, not be placed in a restricted or segregated account, and may be used by Seller in its general operations. Purchaser will not be entitled to receive interest on the Deposit under any circumstances. The Deposit shall be deemed earned when received by Seller (or upon default of Purchaser to the extent not previously paid) and shall thereafter be non-refundable in all events except Seller's default, which is not cured within the time provided under this Agreement. Seller shall have the right to negotiate the Deposit prior to its execution and acceptance of the Agreement. In the event the Agreement is not accepted by Seller, the Deposit shall be refunded to Purchaser.

C. Purchaser acknowledges in the event that the Home will be non-owner-occupied, the Parties agree that Purchaser shall pay additional Deposit funds to Seller that equal, in the aggregate, ten percent (10%) of the Purchase Price. These additional funds shall be held by Seller, together with the Deposit described in the Agreement, as the Deposit, and may be credited, retained, and handled as described in the Agreement.

2. PAYMENT OF PURCHASE PRICE; LENDER AND LOAN APPROVAL. In the attached Lender Selection Addendum, Purchaser elects whether to pay the Purchase Price in cash or by obtaining a mortgage loan. If Purchaser elects to obtain a mortgage loan, then the Lender Selection Addendum contains Purchaser's selection of Purchaser's lender from which Purchaser will seek a loan and agreements regarding Purchaser's obligation to apply for the loan and seek loan approval. The Lender Selection Addendum is incorporated into this Agreement by reference.

A. Loan Contingency. In the event Purchaser elects in the Lender Selection Addendum to pay the Purchase Price by obtaining a mortgage loan (the "Loan"), this Subsection A applies and Purchaser agrees as follows:

i. Purchaser agrees to apply for and pay all required application and processing costs in connection with a mortgage loan (s) to be secured by the Property (the "Loan") within five (5) days of the Effective Date and to diligently and in good faith pursue obtaining the Loan.

ii. In the event Purchaser fails to apply for the Loan within the required period, does not diligently furnish requested information within Purchaser's control within 3 days of request or does not diligently and in good faith pursue obtaining the Loan, Purchaser shall be in default hereunder and Seller, in its sole option, may terminate this Agreement and retain the Deposit.

iii. Within 14 days of the Effective Date, Purchaser shall provide Seller with either: (a) written evidence, in a form and substance acceptable to Seller, of Purchaser's ability to obtain the Loan ("Conditional Approval"); or (b) written notification of Purchaser's inability to obtain the Loan ("Notification"). If Seller receives the Conditional Approval within the required period, the Financing Contingency is irrevocably satisfied, even if Loan Approval is later rescinded by the lender, and Purchaser shall be obligated to pay the remaining deposit amount of $905.00 pursuant to Paragraph 1 A above. Failure to do so shall be a default by Purchaser.

iv. The receipt of any subsequent Notification by or to Seller, which is not rescinded and replaced by Loan Approval within 7 days, shall be a default by Purchaser.

v. If Seller receives the Notification prior to receiving the Conditional Approval, Purchaser agrees to then apply for and diligently and in good faith pursue obtaining the Loan and Loan Approval from two additional lenders of Seller's choice. Failure to do so shall be a default by Purchaser.

vi. If no Conditional Loan Approval is received pursuant to sub-section iii. above and Purchaser is not otherwise in default under this Agreement, both Seller and Purchaser shall be released from further obligation under the Agreement and Purchaser shall be entitled to a refund of the amount of the Deposit paid by Purchaser.

vii. If Seller receives neither the Conditional Loan Approval nor the Notification within the required period, Purchaser shall be in default hereunder and Seller, in its sole option at any time prior to the Closing, may terminate this Agreement and retain the Deposit by paid Purchaser or due from Purchaser.

vii. Purchaser hereby represents and warrants to Seller that Purchaser currently has, or will have prior to Closing, funds available for use in this transaction in an amount equal to or greater than the Purchase Price plus reasonable closing costs and Lender required reserves less the Loan. Any breach of this representation and warranty shall be deemed a default by Purchaser. Purchaser is responsible for providing all requested documents required by the lender for the purpose of obtaining final loan approval. Purchaser agrees not to make any financial or employment changes after initial loan approval that might adversely affect Purchaser's ability to obtain loan approval and close on the Property. Purchaser acknowledges that obtaining the Loan is a continuing obligation of Purchaser that shall remain through the Closing. Seller makes no guarantees that Purchaser will qualify for the Loan and Seller is not responsible for any delays or problems Purchaser may have with any lender. Purchaser shall use Purchaser's best efforts to obtain the Loan and shall be in default if Purchaser (i) takes any voluntary action to prevent Loan approval; (ii) instructs any lender not to approve the Loan; (iii) fails to furnish all documents and information required by a lender within the required time periods; (iv) fails after obtaining approval of the Loan to promptly sign all documents and take all actions necessary for the timely funding of the Loan; or (v) makes any misrepresentations or otherwise defaults in Purchaser's obligations concerning the Loan. Purchaser authorizes any lender to release to Seller, its authorized representatives and/or its designees (including, to another lender) all information concerning the status of Purchaser's loan, including application, submission conditions, submission, suspension, approval conditions, approval, denial and the reasons therefore, status of loan documents, funding conditions, and funding. Any breach of these obligations shall be deemed a default by Purchaser.

viii. PURCHASER ACKNOWLEDGES THAT SELLER MAKES NO REPRESENTATION THAT THE TERM OR INTEREST RATE PREVAILING AT THE CLOSE OF ESCROW ON THE HOME WILL BE THE TERM OR RATE QUOTED BY SELECTED LENDER TO PURCHASER AT THE TIME OF LOAN APPROVAL. PURCHASER ACKNOWLEDGES THAT THE SALE AND PURCHASE OF THE PROPERTY IS NOT CONTINGENT UPON PURCHASER'S ABILITY TO RETAIN THE TERM OR INTEREST RATE QUOTED AT THE TIME OF LOAN APPROVAL AND THAT PURCHASER WILL BE REQUIRED TO PAY THE INTEREST RATE CHARGED OVER THE TERM REQUIRED BY SELECTED LENDER AT THE CLOSE OF ESCROW.

B. Cash Purchaser. This subsection B shall apply if Purchaser elects to pay the Purchase Price in cash (*i.e.*, without using the proceeds of a mortgage loan) in the Lender Selection Addendum.

i. Representation Regarding Sufficient Funds**.** Purchaser represents that Purchaser has sufficient funds to pay the Purchase Price in cash and covenants that Purchaser will continue to have sufficient funds until such funds are deposited by Purchaser into Escrow. If Purchaser does not act in good faith Purchaser shall be in default hereunder and Seller may then cancel Escrow, terminate this Agreement and proceed in accordance with Section 16 (Default and Remedies).

ii. Financial Document Submittal. Purchaser shall verify to Seller's reasonable satisfaction that Purchaser has sufficient funds to pay the Purchase Price in cash by providing financial documents (including specific financial documents requested by Seller) to Seller. Purchaser's failure to provide such financial documents within ten (10) days after receiving such request shall constitute a default.

iii. Seller's Notification of Inadequacy of Funds and Purchaser's Option to Cancel**.** If Seller determines, in its reasonable judgment, that Purchaser does not have sufficient funds to pay the Purchase Price in cash, Seller may give Purchaser notice of such determination and Purchaser will have ten (10) days to cure any deficiency. If within ten (10) days of receiving notice of Seller's determination that Purchaser has insufficient funds, Seller has not notified Purchaser that it has withdrawn its determination that Purchaser has insufficient funds, Purchaser shall be in default. Nothing in this Section obligates Seller to notify Purchaser that Purchaser has insufficient funds to pay the Purchase Price in cash and the determination of whether or not to give such notification shall be made in Seller's sole and absolute discretion.

3. HOME OPTIONS, CONSTRUCTION MATERIALS AND THE LOT

   A. Partially Completed Home. Purchaser understands that current plans offered for newly built homes may have standard materials and features not included in partially completed home. If Purchaser is purchasing a partially completed home, the Home will include only those materials and features that were standard for the Home when construction commenced, those options already selected by Seller, and those options which Purchaser selects (to the extent Seller permits additional option selections). If Purchaser is purchasing a partially completed home, the above time deadline for option selections is not applicable to Purchaser.

   B. Subdivision Specific Models. The design, specification levels, available options and pricing of homes and options may vary by Subdivision, even for the same or similar models. If Purchaser has seen a model of the Home in another of Seller's communities, Purchaser understands there may be significant differences in design, specification levels, options and pricing between such model and a similar model in the Subdivision.

   C. Models and Decorative Items. Purchaser understands model homes have been professionally decorated to show various decorative ideas, constructed using a variety of features and materials to show design concepts, and professionally landscaped, and that such decorative items, features, materials and landscaping may not be offered as options or otherwise included in the Home. Such decorative items, features, materials and landscaping which may not be offered in the Home include without limitation, furnishings; draperies and other window treatments; wallpaper; custom carpet; upgraded cabinetry; coordinated paint; special textures; built-in shelves; beams; special lighting fixtures; special ceiling and wall treatments; mirrors; entry ways, walkways, driveways and other hardscape items constructed using non-standard materials; patios; patio covers; pools and spas; and landscaping using different varieties and in greater quantities and sizes. Decorative items, materials, landscaping and hardscape items and other options and upgrades displayed by model homes will not be included as part of the Property except to the extent expressly identified as being part of the Home in Seller's plans and specifications for the Home or offered by Seller as an option for the Home and selected as an option by Purchaser in accordance with this Agreement.

   D. Material Substitutions and Variations. Due to governmental conditions, availability of materials, changes in options and other product offerings or changes of suppliers, Seller reserves the right to make changes to the Home and/or deviate from the plans or specifications as Seller determines necessary by lot and home, so long as Seller substitutes materials of equivalent quality and appearance. Determination of equivalency will be in Seller's sole discretion. Purchaser acknowledges that color and texture variations occur in all natural and some man-made products due to manufacturing processes (e.g., granite, wood, tile and concrete) and that such variations are to be expected, and, provided such variations are within industry tolerances, they will not be considered a defect and Seller will have no liability or responsibility for such variations.

   E. Lot Premiums. Premiums for lots vary and are determined by the particular attributes of each lot as evaluated from time-to-time by Seller in its sole discretion. Purchaser understands the characteristics that make the Lot unique may change over time, and the Lot may become more or less desirable as a result of such changes. Seller makes no representation or guarantee of the current or future value of Purchaser's Lot. Further development of the Subdivision or surrounding property, whether made by Seller, the developer or any other owner, may affect the Lot's value and Purchaser's use and enjoyment of the Lot. Purchaser releases Seller from and agrees Seller will not be responsible or liable for any such changes or obligated to return any Lot premium.

4. CONSTRUCTION. Purchaser agrees that Purchaser is purchasing the Property as a completed Home and Seller is not acting as a contractor for Purchaser in the construction of the Home. Purchaser will acquire no right, title or interest in or to the Property except the right and obligation to purchase the Property upon the Closing Date in accordance with the terms of this Agreement. Purchaser agrees that direction and supervision of trade contractors rests exclusively with Seller, and Purchaser will not issue any instruction to, or otherwise interfere with, hinder, delay, or otherwise impede the construction or construction schedule of the Home, whether by act or omission or communication through any medium, either orally or in writing (including, but not limited to, electronic mail, television or radio, computer networks or Internet bulletin boards, blogs, social media, such as Facebook, LinkedIn, Google, or Twitter, or any other form of communication). If Purchaser engages in any act or omission or communication (with any person or entity other than Seller) that Seller determines in the exercise of its sole discretion

does or may interfere with Seller's construction of the Home or other business in the Subdivision, Seller shall give Purchaser notice specifying the nature of the actual or threatened interference and at Seller's sole discretion may declare Purchaser to be in default of this Agreement.

A. **Construction Plans; Variances**. Seller will construct the Home in substantial conformance with this Agreement, the home plan and elevation. Notwithstanding anything to the contrary in this Agreement, Purchaser understands minor variances from those plans may occur during construction for various reasons, including aesthetic reasons, to address field conditions, and to comply with building codes or other governmental requirements. Seller may find it necessary to reverse or reconfigure the plans of the Home on the Property to conform with setback lines, zoning lines, ground elevation, or other physical considerations affecting the Property. Dimensions and area (square footage) measurements shown in advertisements, sales brochures and other marketing materials are approximations for illustrative purposes only. Accordingly, actual "as-built" dimensions and area (square footage) measurements may vary from those materials and the construction plans. Seller's detailed construction plans and specifications for the Home are proprietary and will remain Seller's property. Purchaser is acquiring no rights in Seller's construction plans and specifications and Seller will be under no obligation to deliver them to, or review them with, Purchaser.

B. **Commencement of Construction/Completion of the Home**. Construction of the Home will begin and progress according to Seller's construction schedule, as determined by Seller. Purchaser and Seller intend for this sale to be exempt from the Interstate Land Sales Full Disclosure Act by qualifying for the exemption provided by 15 U.S.C. Section 1702(a)(2), and nothing herein contained will be construed or operate, as to any obligation of Seller or right of Purchaser, in a manner that would render such exemption inapplicable. Accordingly, Purchaser and Seller authorize any court interpreting this Agreement to construe it liberally so that such exemption is available. Notwithstanding anything in this Agreement to the contrary, Seller will be obligated to complete the Home no later than two years after the date Purchaser signs this Agreement, except for delays caused by acts of God, failure by the governing authorities to inspect or to issue certificates of occupancy, moratoriums on issuance of building permits, or other matters that qualify under impossibility of performance principles recognized under the laws of the state in which the Property is located, in which case the completion date will be extended by an amount of time equivalent to such delays. Seller cannot guarantee any specific completion date. Seller is not responsible for inconvenience, loss, expense or other consequences to Purchaser resulting from delays in construction completion provided that the Home is completed within the time period set forth in this Section. Seller is not responsible for delays in the installation or service delays of telephone, cable television, mail or similar services at, or after Closing provided that all necessary and customary utilities are extended to the Home within the time period set forth in this Section. In the event the Home shall have been issued a Certificate of Occupancy (or document of similar effect) as of the Closing, but items such as landscaping, exterior concrete, driveways, final grading are incomplete, the Closing shall be consummated and Purchaser shall allow Seller temporary access to the Property during reasonable times to complete the incomplete items, as soon as practicable after Closing

C. **Fencing**. Seller is not required to install fencing on the Property.

D. **No Purchaser Alterations or Additions**. Purchaser will not make any alterations or additions to the Home or Lot prior to Closing, including, but not limited to, the alteration or addition of any equipment, wiring, appliances, wall coverings, sprinkler systems or paint. If Purchaser violates this provision, Purchaser will be in default under this Agreement and liable and responsible for all damages caused by and consequences of such alterations or additions, including time delays incurred by Seller in removing or correcting the alterations or additions. At Purchaser's expense, Seller may remove or correct any such alterations or additions made by Purchaser or Purchaser's agents and destroy or dispose thereof without liability or compensation to Purchaser.

E. **Energy Efficiency/Energy Costs**. Seller makes no representation or warranty regarding the energy efficiency or energy costs of the Home, Consumer Products, or any component of the Home regardless of any (i) brochures, pamphlets, advertising, or other documents that may have been reviewed by Purchaser, or (ii) discussions Purchaser may have had with Seller or its employees, agents, or vendors. Purchaser acknowledges the energy efficiency of the Home and associated energy costs will vary over time depending on many factors, including, but not limited to, usage, rates, fees and charges of local utility providers, home maintenance practices, household size, lighting and internal climate control systems, and weather conditions.

F. **Environmental Notice/Disclosure**. NOW OR IN THE FUTURE THE HOME AND ITS OCCUPANTS MAY BE EXPOSED TO VARIOUS ENVIRONMENTAL CONDITIONS IN OR NEAR THE HOME (INCLUDING, BUT NOT LIMITED TO, RADON GAS, ELECTROMAGNETIC FIELDS FROM POWER LINES AND APPLIANCES, MOLD, THE PRESENCE OF SURFACE AND UNDERGROUND UTILITY FACILITIES, AND THE POSSIBILITY OF AIR, WATER AND SOIL POLLUTION). SELLER DOES NOT CLAIM ANY EXPERTISE CONCERNING SUCH CONDITIONS. SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, ABOUT SUCH CONDITIONS, AND EXPRESSLY DISCLAIMS ANY LIABILITY FOR ANY TYPE OF DAMAGES OR INJURY THAT SUCH CONDITIONS MAY CAUSE TO THE HOME OR ITS OCCUPANTS. FOR ADDITIONAL INFORMATION, SELLER RECOMMENDS PURCHASER CONTACT ITS LOCAL, STATE OR FEDERAL ENVIRONMENTAL AGENCIES OR OTHER AVAILABLE SOURCES.

G. **Termites**. Purchaser is advised and acknowledges that during construction, Seller may utilize a termite treatment or barrier, bait system, or combination of methods in an attempt to prevent termite infestation in the Home. Purchaser is advised that current governmental regulations limit the types and concentration of chemicals and the methods of application that can be used in attempting to prevent or eradicate termites. Consequently, termites may appear following completion of the Home. Purchaser shall reimburse Seller for the actual cost of the termite treatment method applied to or installed on the Property at closing. Purchaser is advised that disturbance of the soil around the Home's foundation stem wall can destroy the termite treatment barrier. Seller recommends that Purchaser retain the services of a qualified pest control company to regularly (at least annually) inspect the Home and apply the appropriate termite treatments or measures to prevent termite infestation. Except and to the extent limited or prohibited by applicable law or FHA/VA regulations, Purchaser waives all claims against Seller for damages, losses, costs and expenses in connection with the existence of termites at the Home or on the Property and Purchaser agrees to be solely responsible for preventing or exterminating termites in or around the Home in such manner as Purchaser may determine.

H. **Landscaping/Drainage**. Seller will not be liable or responsible for damages or other effects caused or contributed to by any change to the grading or drainage of the Lot made by Purchaser or Purchaser's contractor or landscaper after Closing.

I. **Construction Noise and Activities; Entry Gates**. The Lot may be part of a larger community in which other homebuilding and development activities are being or may be conducted. Those activities will cause noise, vibration, dust, mud, construction traffic and other potential inconveniences and nuisances in areas around the Lot. Seller will exercise reasonable control over those activities conducted by Seller, but Purchaser agrees Seller will have no liability or responsibility to Purchaser as a result of any of those activities or any resulting inconveniences or nuisances. If there are entry gates to the Subdivision, such gates may be open during development of the Subdivision and there are no assurances regarding security or the effectiveness of such gates or that pedestrian or other access will be controlled.

J. **Visits to the Construction Site and Assumption of Liability and Risk**. Purchaser understands that a construction site can be a dangerous place. Purchaser and its visitors will not visit any construction site in the Subdivision without permission and without a representative of Seller. Hard hats and closed toe shoes are required while visiting areas under construction. Any entry to a construction site is at Purchaser's sole risk and Purchaser waives the right to make claims against Seller for any personal injury or property damage that Purchaser, Purchaser's guests and/or minor children may incur. Purchaser agrees to indemnify and hold Seller harmless from and against any and all personal injuries, property damage, or any other claim or injury incurred by Purchaser, or Purchaser's visitors on the Property, or on any construction site at the Subdivision at any and all times before and after Closing.

K. **Loss of Property**. Seller will bear the risk of loss or damage to the Property (e.g., by fire or other casualty) until the Closing Date. If the Property is damaged prior to the Closing, Seller will repair the damage as Seller reasonably determines necessary. If Seller determines the Home has been totally destroyed, Seller will give Purchaser written notice of such total destruction ("Destruction Notice"). Upon receipt of the Destruction Notice, Purchaser will

have 10 days to provide Seller written notice of its election to either (i) terminate this Agreement and receive a refund of all Purchaser Payments paid, or (ii) have Seller restore the Property. If Purchaser elects to have Seller restore the Property, the time for Seller to complete the Home will be extended, if permitted, in accordance with Section 4(B). If Purchaser fails to timely deliver written notice to Seller of Purchaser's election, Purchaser will be deemed to have elected to terminate this Agreement and receive a refund of all Purchaser Payments paid. After the Closing Date, Purchaser assumes and will bear all risk of loss or damage to the Property.

5.   SUBDIVISION DEVELOPMENT.

        A.   Seller's Right to Act in Response to Market Conditions. Before or after Closing, with no obligation to Purchaser, Seller may change prices, premiums, terms, features, options and concessions for any proposed or existing homes in the Subdivision or any other community. Seller may change the floor plans, sizes, elevations, options, designs and other characteristics of homes built in the Subdivision. Seller has neither offered nor agreed to any price protection or other commitment to Purchaser regarding the value or resale value of the Property (or any other property), and Seller will not have any obligation or liability whatsoever to Purchaser if any price changes directly or indirectly affect the value of the Property.

        B.   Development Plans. Seller reserves the right to sell lots to other builders, to rent or lease homes, and to change the zoning or planned use of other property in the Subdivision or surrounding property. Development plans for the Subdivision may be amended or changed from time-to-time to provide for, among other things, changes in land use, improvements, street patterns, setbacks, the type, number, style and prices of homes, lot sizes and configurations, densities, and amenities. Seller or its affiliates may annex into the Subdivision additional lands not currently described in the Subdivision Documents (defined below) or withdraw from the Subdivision property currently described in the Subdivision Documents. This annexation or withdrawal may or may not require the consent of certain owners of lots in the Subdivision. The plans for the Subdivision and any master development which encompasses the Subdivision (to the extent it exists) may be periodically updated and remain subject to change. Purchaser understands that no statement of any representative of Seller regarding the planned use of property in or adjacent to the Subdivision should be understood by Purchaser or anyone as a warranty or promise regarding any future development plans for such property, and no such statement will limit or affect Seller's right to change zoning, land use or its development plans in the future. Purchaser waives all claims, including claims for damages and costs, against Seller, its partners and other affiliates, and all of their respective officers, directors, shareholders, employees and agents as a result of any changes to the zoning, land use or development plans for the Subdivision or for adjacent properties or for the annexation into or withdrawal of land from the Subdivision.

        C.   Land Uses and Districts. Any statement made or information provided by a representative of Seller concerning the present or future zoning, use or condition of land near the Lot or around the Subdivision or school district boundaries is based only on the limited information known to such person at the time of such statement or action. Purchaser understands that the zoning, use and condition of land and school district boundaries can change. Purchaser confirms that prior to executing this Agreement, Purchaser has reviewed the applicable school district boundaries and the zoning, use, condition and restrictions of or affecting land near the Lot or around the Subdivision with the appropriate owners of such land and the applicable governmental authorities or Purchaser has elected, on Purchaser's own accord and determination, to forgo such review. Purchaser has not relied, and agrees not to rely, on any statement made or information provided by any employee or representative of Seller concerning school district boundaries or the zoning, use or condition of nearby land.

        D.   Disclosure Regarding Potential Annexation. If the Property is located outside the limits of a municipality, the Property may now or later be included in or annexed into the extraterritorial jurisdiction or city limits of a municipality. Each municipality maintains a map that depicts its boundaries and areas of extraterritorial jurisdiction. To determine if the Property is located within a municipality or a municipality's extraterritorial jurisdiction or is likely to be included or annexed into a municipality's city limits or extraterritorial jurisdiction and any costs as a consequence thereof, Purchaser should contact all municipalities located in the general proximity of the Property.

6. CONDITION OF TITLE. Subject to the payment or tender of the Purchase Price and compliance with the other terms and conditions hereof by Purchaser, Seller shall execute and deliver a good and sufficient deed to Purchaser at Closing conveying the Property free and clear of all liens and encumbrances, except those which do not materially and adversely affect the marketability of the Property including, but not limited to, the following: general taxes, assessments and fees for the year of Closing and all subsequent years' taxes, assessments and fees; easements and rights of way (actual or recorded); covenants, conditions, reservations and restrictions of record; any state of facts which an accurate survey or current physical inspection of the Property would reveal; all federal, state and local laws, plats, permits, zoning, agreements, ordinances, rules and regulations; and any taxes or assessments arising by reason of the inclusion of the Property in a special improvement district, fire protection district, recreation and/or park district, water and/or sanitation district or in a municipality providing these services. Purchaser understands and acknowledges that Seller may only have a contractual right to acquire the Property and not current ownership thereof. Seller's acquisition of the Property prior to or concurrent with the Closing shall be a condition of Seller's obligations hereunder. In the event of the failure of this condition, all Purchaser Payments actually received by Seller shall be returned to Purchaser and both parties shall be released from obligations hereunder. Seller shall cause a current commitment for a title insurance policy to be furnished to Purchaser. Purchaser acknowledges and agrees to accept that such commitment may contain various title exceptions including, but not limited to, standard exceptions, water and mineral exceptions, and those exceptions referred to above. If required in connection with the loan and / or otherwise desired by Purchaser, subsequent to closing and delivery of the deed, an Owner's Title Insurance Policy shall be issued and delivered to Purchaser, and Purchaser agrees to pay the premium thereon at Closing.

7. CLOSING.

    A. Closing Time and Place. The Closing will occur through an escrow established with Closing agent and will be held at the offices of Closing Agent unless otherwise provided in this Agreement or otherwise designated by Seller. The Closing will be held at the time and on the date (the "Closing Date") designated by the Seller. The Closing will be held only when the Home is substantially complete (i.e., the Closing will be held even though some construction items may remain to be completed) and, if applicable to the Home, a temporary or final certificate of occupancy or its local equivalent has been issued by the applicable governmental authority.

    B. Seller Right to Extend Closing Date. Seller will have the right to extend the Closing Date in order to substantially complete the construction of the Home, to complete any other construction item(s), to obtain a certificate of occupancy or similar permit, or as necessary to align with the schedules of other closings being handled by Seller or Closing Agent. Purchaser understands that any Closing Date provided to Purchaser or set by Seller prior to the date the Home is substantially complete is only an estimated date and, due to uncertainties inherent in construction, is subject to change by Seller. Because the Closing Date may change, Purchaser agrees to remain flexible regarding the Closing Date, including, without limitation, Purchaser's moving schedule, notifications to landlords, the closing of any existing home, and interest rate changes and locks. Seller will have no liability to Purchaser due to a delay or extension of the Closing Date regardless of the reason. Purchaser agrees Seller will not be required to reimburse Purchaser for any expenses (including temporary housing costs, rentals, interest rate changes or lock fees, storage, moving and travel expenses) related to any changes in the timing of construction of the Home and/or the Closing Date.

    C. Closing Procedures. At Closing:

        i. Seller will deliver to Purchaser a good and sufficient deed, subject to (i) taxes and assessments not yet due; (ii) the Subdivision Documents and other restrictive covenants common to the Subdivision; (iii) all matters affecting the Property shown on the recorded plat for the Subdivision; (iv) water, oil, gas and mineral rights previously reserved or conveyed; (v) all easements, covenants, restrictions, encumbrances and other matters of record affecting the Property; (vi) all matters and conditions shown on the survey or that would be revealed by an accurate survey or inspection of the Property; and (vii) applicable building and zoning codes and other laws of governmental authorities.

        ii. Purchaser will deliver the Purchase Price and all other sums payable by Purchaser pursuant to this Agreement. All sums due from Purchaser at Closing must be paid by wire transfer or

other immediately available funds acceptable to Seller and Closing Agent. All wire transfers must be transferred to the Closing Agent by 6 p.m. EST, the day prior to the scheduled Closing.

       iii.   Seller and Purchaser will each execute and deliver any notices, statements, certificates, affidavits, and other documents as may be reasonably required to consummate the Closing.

       iv.   After Purchaser and Seller have complied with their respective Closing obligations, Closing Agent will record all documents to be recorded in the real property records and disburse all funds according to the approved Closing Disclosure Statement, as applicable. Purchaser and Seller authorize Closing Agent to execute and submit on their behalf any required affidavit of value and preliminary change of ownership report using the Purchase Price for the established value. Following the Closing, Closing Agent (or a separate title agent, if applicable) will issue or cause the issuance of an owner's policy of title insurance for the Property to Purchaser, if purchased by Purchaser.

    D.   **Possession and Keys**. Purchaser will not have any equitable right in the Property or be entitled to possession of the Property until the complete consummation of the Closing and funding of the Purchase Price and all other costs payable pursuant to this Agreement. . Except as otherwise required by law, keys to the Property will not be released and access will not be provided until all funds due from Purchaser (including all loan proceeds from Purchaser's lender) have been delivered to the Closing Agent and all conditions to Closing and funding have been satisfied. Purchaser understands loan funding may take several days after Purchaser has executed loan documents.

    E.   **Closing Costs**. Purchaser is responsible for paying, at or before Closing, (i) all costs related to the owner's policy of title insurance; (ii) the cost of a survey of the Property (or reimbursing Seller for that cost if Seller has already paid for the survey); (iii) all escrow fees and other charges of Closing Agent related to this transaction; (iv) all costs related to Purchaser's mortgage loan or other financing, including but not limited to, application and origination fees, points, interest rate buy down costs, interest rate lock charges, prepaid interest, survey fees, credit report charges, lender title insurance policy charges, homeowner's and flood insurance premiums, mortgage insurance premiums, appraisal fees, tax certificate and tax service charges, flood certificate charges, underwriting and loan processing charges, document preparation charges, and impounds for taxes, assessments and insurance; (v) all recording fees and stamp, excise, documentary or other transfer fees or taxes; (vi) homeowner's association fees (vii) Purchaser's portion of the Closing prorations described in Section F below, and (viii) the cost of the termite treatment or bait system for the Property (or reimbursing Seller for that cost if Seller has already paid for the treatment); (ix) any other items described on the Closing Disclosure Statement, as applicable, other than costs Seller has expressly agreed herein to pay (collectively, "Closing Costs").

    F.   **Closing Prorations**. All real estate taxes and assessments, dues and assessments under the Subdivision Documents, utility charges, and other charges against the Property for the year of Closing will be prorated as of the Closing Date. The proration of real estate taxes and assessments will be based on the most recent tax bill issued prior to Closing. All prorations will be final and not subject to adjustment after Closing.

    G.   **Closing Delay; Failure to Close**. Purchaser agrees the timely performance of its obligations to close on the scheduled Closing Date is an essential term of this Agreement. If Purchaser fails to perform any of Purchaser's obligations on or before the Closing Date, Purchaser will be in default under this Agreement. Seller will be under no obligation to agree to delay the Closing Date. If Purchaser asks to delay the Closing Date for any reason (including due to delays caused by Purchaser's lender), and Seller agrees to same, then Purchaser agrees to pay Seller an extension fee equal to the greater of 1.5% of the Purchase Price or $300 times the number of days from the scheduled Closing Date until the extended Closing Date. Unless Seller agrees otherwise, the extension fee will be due upon Seller's agreement to extend the Closing Date and will not be credited toward the Purchase Price.

    H.   **Water and Mineral Rights**. Purchaser understands water rights and interests in oil, gas and other minerals in, on or under the Lot may have been previously reserved or conveyed to other persons, including without limitation to Seller or companies affiliated with Seller. Unless otherwise set forth in this Agreement, Seller has not made any representation or warranty to Purchaser that the Property includes any water rights or interests in oil, gas or

other minerals. If the ownership or prior reservation or conveyance of water or mineral rights is important to Purchaser, Purchaser is advised to research same further prior to entering into this Agreement.

8.   ORIENTATION.   Prior to Closing, Seller shall notify Purchaser that the improvements have been or will be completed in accordance with this Agreement. Subsequent to receipt of such notice, Purchaser shall completely inspect the Property with an agent of Seller at a time designated by Seller. Purchaser shall not bring a home inspector or any other non-party to this Agreement to the orientation. Purchaser and an agent of Seller shall agree upon, by completion of a Seller approved orientation form, those items that Seller will cause to be repaired within a reasonable time after Closing. Purchaser shall, upon execution of such form, accept the improvements and acknowledge that they were constructed pursuant to this Agreement, except as set out in said written form. Purchaser acknowledges that this inspection is not a contingency to this transaction or the Closing. If Purchaser and Seller are unable to agree on which items Seller will repair, Purchaser shall be in default of this Agreement and Seller shall be entitled to the remedies provided herein. Purchaser acknowledges and agrees that under no circumstances does Purchaser have the right to delay the Closing due to outstanding or incomplete orientation items.

9.   NO ASSIGNMENT OR RECORDATION.   This Agreement is personal to Purchaser and neither the Agreement nor Purchaser's rights hereunder shall be assigned, sold, transferred or hypothecated by Purchaser without the prior written consent of Seller, which may be withheld in Seller's sole discretion. If Purchaser causes or allows this Agreement or Memorandum thereof to be recorded, this Agreement shall be null, void and of no further effect (and such recording shall not cause a cloud on title or otherwise affect or impact any subsequent sale or conveyance of the Property), Purchaser shall be in default and Seller shall be entitled to the remedies provided in the Agreement, including without limitation the right of Seller to record a release and/or termination of such recorded instrument.

10.   COVENANTS.

A.   **Purchaser's Performance**. Purchaser understands that Seller will construct the Home using Seller's standard construction and contract processes and procedures. Purchaser agrees to: (i) make choices or take other actions required of Purchaser under this Agreement within the indicated time frames; (ii) communicate with Seller's designated representatives to perform certain aspects of this Agreement, such as Seller's designated field manager, sales consultant, closing administrator or other representatives of Seller; (iii) not engage in harassing, abusive, foul, threatening, offensive or otherwise inappropriate behavior towards Seller's personnel or contractors; (iv) communicate Purchaser's acceptance or approval of work which complies with this Agreement or the plans and specifications referenced herein; and (v) not take any action that impedes, obstructs or interferes with the performance of Seller under this Agreement.

B.   **Subdivision Documents**. Purchaser acknowledges that, if applicable, it has received copies of the following homeowners association documents in the most current form available: (i) Declaration(s) of Covenants, Conditions and Restrictions (the "CC&Rs") for the Property, if applicable, (ii) copies of the Articles of Incorporation and Bylaws of the Homeowners Association(s), having jurisdiction over the Property, if applicable, and (iii) rules of the association (all such documents being "Subdivision Documents"). Purchaser acknowledges and agrees that the CC&Rs, Articles of Incorporation and Bylaws may be modified or deleted prior to Closing. Purchaser acknowledges that it has read the same and agrees to comply with all of the terms, conditions and obligations set forth therein, as may be amended from time to time, including the obligation to pay its proportionate share of the common expenses. Purchaser understands and acknowledges that the CC&Rs may limit certain rights of Purchaser in connection with disputes with Seller and may require the final resolution of such disputes to be determined by final, binding arbitration and/or mediation or other dispute resolution procedure as a prerequisite or condition of pursuing other available procedures or litigation.

11.   RESPONSIBILITY FOR UTILITIES.   Purchaser agrees to change all separately metered utilities to the Property from Seller's name no later than 3 days after Closing occurs, and Purchaser shall thereafter be obligated to pay the cost of such utilities. This Section shall survive Closing.

12.   NO ESCROW/LANDSCAPING.   Notwithstanding anything contained herein to the contrary, under no circumstances whatsoever, including without limitation, for completion of punch list or walkthrough items or the

completion of landscaping or installation of irrigation systems (if included in the Agreement or required by a municipality), shall any portion of the Purchase Price be escrowed at the Closing on the Property. The parties hereto agree and acknowledge that to the extent landscaping of the Property by Seller is included in this Agreement, such landscaping shall be installed by Seller in a reasonable period of time following Purchaser's Closing on the Property, subject to weather conditions, drought constraints and availability of landscaping subcontractors. Purchaser further acknowledges that at the time of closing common areas, streets, walls, fences, exterior touch-up and the like may also not be complete.

13.   Homeowner Maintenance Manual.   At or prior to Closing, Seller will deliver to Purchaser the Homeowner Maintenance Manual which identifies how to care for your Home and how to contact Seller to submit a warranty repair request directly through the Seller's online Warranty request portal. Seller's obligation to take any corrective action to the Property does not does not apply to matters caused, by example and not as a limitation, by normal wear and tear, insubstantial variances or defects, the elements, natural disasters, faulty or incomplete maintenance, abusive use, or other acts or events beyond the control of Seller. Likewise, Seller's obligations shall in no event extend to any consumer product included in this transaction. Purchaser agrees to allow Seller's Customer Relations team access to the Property during normal weekday business hours (8:00 a.m. to 4:00 p.m.) to perform any needed work. If Purchaser refuses to allow such access to the Property to make necessary repairs, Purchaser hereby accepts the Property as it is and agrees to hold Seller harmless from any claim relating to unrepaired items. The Homeowner Maintenance Manual is not a warranty. The only warranty provided to Purchaser by Seller and its agents is the New Home Limited Warranty (as hereinafter defined).

14.   WARRANTY.

     A. Home Warranty. Seller warrants the Home in accordance with Seller's New Home Limited Warranty (collectively, the "Home Warranty"). Purchaser acknowledges receiving or having the opportunity to review the Home Warranty and agrees to the terms and conditions of the Home Warranty, all of which are incorporated herein by reference.

     B.   Manufacturer's Warranties – Disclaimer. At or after Closing, Seller will deliver to Purchaser the actual warranties for the Consumer Products in the Home to the extent such warranties exist. The term "Consumer Products" means all appliances, pieces of equipment, or other items installed in the Home that are consumer products for purposes of the Magnuson-Moss Warranty Act (15 U.S.C. Section 2301, et. seq.) and the solar energy system (including the inverter), if any. See the Home Warranty for examples of Consumer Products. Consumer Products are excluded from coverage under the Home Warranty. To the extent Seller has been issued a warranty from any manufacturer of Consumer Products installed in the Home, Seller assigns to Purchaser, to the extent assignable and without recourse to Seller, Seller's rights in such warranties, if any. The assignment will be effective as of the Closing Date. Any rights that inure to a homeowner under a manufacturer's warranty are the obligation of the manufacturer. Seller does not assume any obligation of the manufacturer resulting from a manufacturer's warranty. Seller disclaims any warranty of any kind, express or implied, relating to Consumer Products, including without limitation, any warranty of use, fitness of use, workmanship, or quality. Seller will not be liable for any damage to a Consumer Product or for any damage caused by a Consumer Product installed at the Home. However, to the extent provided by law, Seller will be responsible for damage caused by its improper installation of a Consumer Product at the Home or other act by Seller only if the installation or other act caused such damage. Seller's disclaimer of warranties does not limit or otherwise affect the warranty of any manufacturer. If a Consumer Product malfunctions, or is otherwise defective, Purchaser agrees to follow the procedures in the applicable manufacturer's warranty documents.

     C.   NO OTHER WARRANTIES. TO THE FULLEST EXTENT PERMITTED BY LAW, EXCEPT FOR THE HOME WARRANTY AND ANY LANDSCAPE WARRANTY EXPRESSLY PROVIDED BY THIS AGREEMENT, IF APPLICABLE, ALL WARRANTIES REGARDING THE PROPERTY, INCLUDING BUT NOT LIMITED TO STATUTORY AND IMPLIED WARRANTIES (INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF HABITABILITY, MERCHANTABILITY, WORKMANLIKE CONSTRUCTION OR FITNESS FOR A PARTICULAR PURPOSE), ARE HEREBY DISCLAIMED BY SELLER AND WAIVED BY PURCHASER. THE HOME WARRANTY AND THE LANDSCAPE WARRANTY, IF APPLICABLE, ARE SUBSTITUTED IN PLACE OF ALL SUCH WARRANTIES. THIS MEANS THAT THE HOME WARRANTY

AND THE LANDSCAPE WARRANTY, IF APPLICABLE, ARE THE ONLY WARRANTIES THAT APPLY AND GOVERN PURCHASER'S AND SELLER'S RIGHTS AND OBLIGATIONS RELATED TO THE PROPERTY AND THERE ARE NO OTHER WARRANTIES, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW. PURCHASER AGREES THAT SELLER'S LIABILITY FOR ANY DEFECTIVE CONDITION WITH RESPECT TO THE PROPERTY, WHETHER IN CONTRACT, IN TORT, UNDER ANY WARRANTY OR OTHERWISE, IS LIMITED SOLELY TO SELLER'S OBLIGATIONS AND PURCHASER'S REMEDIES EXPRESSLY PROVIDED IN THE HOME WARRANTY. PURCHASER IS NOT WAIVING ANY WARRANTY APPLICABLE TO MATERIALS IN THE HOME THAT MAY BE PROVIDED DIRECTLY BY A MANUFACTURER.

      D.   **Purchaser's Maintenance Responsibility**. Purchaser will be solely responsible to perform routine general maintenance and repairs on the Home. Purchaser's failure to maintain and repair the Home may reduce or negate warranty coverage under the Home Warranty.

      E.   **Subsequent Owners**. The Home Warranty automatically transfers to the subsequent owner of the Home upon the transfer of title to the Home. However, the transfer of the Home Warranty does not extend any warranty coverage period. Purchaser agrees to provide a copy of the Home Warranty to a subsequent owner of the Home who purchases the Home from Purchaser.

      F.   **Attached Homes**. Regarding attached homes, Purchaser agrees that the Association (and/or the applicable Special District) and not the Purchaser is the appropriate entity to bring a warranty claim with respect to common building elements that are maintained or owned by the Association and/or Special District, unless otherwise provided by law or agreement.

      G.   **Subrogation**. Purchaser understands the Home Warranty is not a liability or other type of insurance policy, including a homeowner's insurance policy, which typically provides coverage for certain property damages and casualty losses. If Purchaser receives from an insurance company or any other party payment or repairs arising from a construction defect or otherwise relating to the Property, then to the fullest extent permitted by law, Purchaser waives for itself and on behalf of anyone acquiring rights through Purchaser, including, but not limited to, any insurance company or other party, all subrogation and other claims against Seller for such payments or repairs received by Purchaser.

15. DISPUTE RESOLUTION

    A. ARBITRATION

      i. ANY CONTROVERSY, CLAIM OR DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT, PURCHASER'S PURCHASE OF THE PROPERTY OR ANY RIGHTS OR OBLIGATIONS OF EITHER PARTY RELATING TO THIS AGREEMENT (INCLUDING WITHOUT LIMITATION ANY CLAIMS FOR DEATH, PERSONAL INJURY, PROPERTY DAMAGE, DEFECTIVE DESIGN OR CONSTRUCTION, MISREPRESENTATION AND FRAUD) WILL BE RESOLVED BY BINDING ARBITRATION PURSUANT TO THE FEDERAL ARBITRATION ACT (TITLE 9 OF THE UNITED STATES CODE).

      ii. THE ARBITRATION SHALL BE CONDUCTED IN ACCORDANCE WITH THE HOME CONSTRUCTION ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION ("AAA") IN EFFECT ON THE DATE OF THIS AGREEMENT AND THE TERMS OF THIS AGREEMENT. ANY AWARD RENDERED BY THE ARBITRATOR MAY BE CONFIRMED, ENTERED AND ENFORCED IN ANY COURT HAVING JURISDICTION.

      iii. PURCHASER IS INFORMED AND UNDERSTANDS THAT ARBITRATION INVOLVES CERTAIN EXPENSES (INCLUDING PAYMENT OF FEES TO THE AAA AND COMPENSATION OF THE ARBITRATOR(S)) WHICH, DEPENDING ON THE NATURE AND AMOUNT OF CLAIMS ASSERTED, MAY BE SUBSTANTIAL AND IN EXCESS OF COURT FEES FOR FILING OF A LAWSUIT. THE PAYMENT OF SUCH ARBITRATION FEES AND EXPENSES SHALL BE GOVERNED BY THE AAA RULES. THE AAA FEE

SCHEDULE, THE RULES FOR APPOINTING AN ARBITRATOR AND FOR CONDUCTING AN ARBITRATION (INCLUDING ONLINE FILING) MAY BE FOUND AT WWW.ADR.ORG.

      B.   **FILING A REQUEST, SELECTING AN ARBITRATOR**:

      i. SOME STATES REQUIRE PARTIES TO TAKE PRELIMINARY STEPS BEFORE AN ARBITRATION OR LEGAL ACTION MAY PROCEED. THOSE STEPS MAY INCLUDE, BUT ARE NOT LIMITED TO, A NOTICE OF ALLEGED DEFECTS BY THE HOMEOWNER TO A SPECIFIC PERSON OR BY SPECIFIC MEANS (SUCH AS CERTIFIED MAIL OR PERSONAL DELIVERY) USING PARTICULAR NOTICE LANGUAGE. ANY RESPONSE BY SELLER TO A NOTICE THAT DOES NOT COMPLY WITH THE APPLICABLE STATE'S REQUIREMENTS WILL NOT BE A WAIVER OF RIGHTS UNDER THE APPLICABLE STATE LAW.

      ii. EITHER THE PURCHASER OR SELLER MAY INITIATE AN ARBITRATION PROCEEDING BY GIVING NOTICE TO THE OTHER PARTY BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED. THE NOTICE SHALL DESCRIBE THE NATURE OF THE CONTROVERSY AND THE REMEDY SOUGHT.

      iii. ALL ARBITRATIONS WILL BE CONDUCTED BEFORE A SINGLE ARBITRATOR WITH THE AAA. THE PARTIES SHALL ATTEMPT TO MUTUALLY DESIGNATE ONE ARBITRATOR, BUT IF THEY ARE UNABLE TO DO SO AFTER 10 DAYS FOLLOWING RECEIPT OF THE NOTICE OF ARBITRATION, THEN AAA SHALL DESIGNATE AN ARBITRATOR. IF AAA DECLINES TO ARBITRATE A DISPUTE, OR IF THE AAA IS NOT AVAILABLE, THE PARTIES WILL AGREE TO AN ALTERNATIVE ARBITRATOR OR HAVE A COURT APPOINT A NEW ARBITRATOR WHOSE EXPERIENCE AND TRAINING IN CONSTRUCTION ARBITRATION IS SIMILAR TO THAT OF A AAA-TRAINED ARBITRATOR.

      iv. NO PERSON MAY SERVE AS THE ARBITRATOR IF THAT PERSON HAS ANY FINANCIAL OR PERSONAL INTEREST IN THE RESULT OF THE ARBITRATION. ANY PERSON DESIGNATED AS THE ARBITRATOR SHALL IMMEDIATELY DISCLOSE IN WRITING TO ALL PARTIES ANY CIRCUMSTANCE LIKELY TO AFFECT IMPARTIALITY, INCLUDING ANY BIAS OR FINANCIAL OR PERSONAL INTEREST IN THE OUTCOME OF THE ARBITRATION. IF ANY PARTY OBJECTS TO THE SERVICE OF THE ARBITRATOR FOLLOWING THE RECEIPT OF SUCH A DISCLOSURE, THE DESIGNATED ARBITRATOR SHALL BE REPLACED.

      v. PURCHASER AND SELLER UNDERSTAND THAT BY AGREEING TO THE ARBITRATION OF ALL DISPUTES AS SET FORTH IN THIS SECTION, PURCHASER AND SELLER ARE WAIVING THEIR RIGHTS TO A TRIAL BY JURY AND AGREE THAT THE DISPUTE WILL BE RESOLVED BY THE ARBITRATOR.

      vi. THE MAILING OF A PROPER DEMAND FOR ARBITRATION IN ACCORDANCE WITH THIS PROVISION SHALL ACT TO TOLL ANY APPLICABLE STATUTES OF LIMITATION OR REPOSE.

      C. JOINDER OF ADDITIONAL PARTIES TO ARBITRATION:

      i. PURCHASER AND SELLER WAIVE THE RIGHT TO INSTITUTE OR PARTICIPATE IN A CLASS OR ANY OTHER TYPE OF REPRESENTATIVE ARBITRATION OR ANY TYPE OF LEGAL ACTION AS A MEMBER OR REPRESENTATIVE OF A CLASS FOR ANY MATTER COVERED BY THIS SECTION. PURCHASER AND SELLER FURTHER ACKNOWLEDGE THAT THE ARBITRATOR IS NOT AUTHORIZED TO PERMIT ANY CLASS OR REPRESENTATIVE ARBITRATION.

      ii. PURCHASER AND SELLER FURTHER AGREE THAT ANY SUCH ARBITRATION SHALL ONLY BE BETWEEN PURCHASER AND SELLER AND SHALL NOT BE JOINED OR CONSOLIDATED WITH THE CLAIMS OR ARBITRATION OF ANY OTHER PURCHASER UNLESS SPECIFICALLY AGREED TO IN WRITING BY BOTH PARTIES AND ACKNOWLEDGE THAT THE ARBITRATOR IS NOT AUTHORIZED TO PERMIT ANY CONSOLIDATION OR JOINDER WITH ANY OTHER PURCHASER. HOWEVER, EITHER

PURCHASER OR SELLER MAY SEEK TO JOIN SUBCONTRACTORS AND SUPPLIERS INVOLVED IN THE DESIGN AND CONSTRUCTION OF THE IMPROVEMENTS TO THE PROPERTY IN THE ARBITRATION.

D. ARBITRATION AWARD, FEES, AND DAMAGES:

i. THE ARBITRATOR'S DECISION SHALL BE RENDERED NO LATER THAN 21 DAYS FROM THE CLOSE OF THE HEARING, UNLESS OTHERWISE AGREED BY THE PARTIES. THE DECISION SHALL BE IN WRITING, CONTAIN FINDINGS OF FACT AND CONCLUSIONS OF LAW, AND WILL BE SIGNED BY THE ARBITRATOR.

ii. ANY AWARD RENDERED BY THE ARBITRATOR MAY BE CONFIRMED, ENTERED AND ENFORCED, IN ANY COURT HAVING JURISDICTION.

iii. EACH OF THE PARTIES SHALL BE RESPONSIBLE FOR THEIR OWN ATTORNEY FEES AND EXPENSES (INCLUDING THE COST AND FEES OF ANY EXPERT WITNESSES) IN THE ARBITRATION AND THE ARBITRATOR SHALL HAVE NO AUTHORITY TO AWARD RECOVERY OF ATTORNEY FEES OR EXPERT EXPENSES.

iv. LIKEWISE, NO PARTY SHALL BE ENTITLED TO RECEIVE ANY AWARD OF DAMAGES IN CONNECTION WITH THE ARBITRATION OF A DISPUTE OTHER THAN SUCH PARTY'S ACTUAL DAMAGES. ALL PARTIES SHALL BE DEEMED TO HAVE WAIVED THEIR RIGHT TO RECEIVE ANY DAMAGES OTHER THAN ACTUAL DAMAGES, INCLUDING, WITHOUT LIMITATION, SPECIAL DAMAGES, CONSEQUENTIAL DAMAGES, AND PUNITIVE OR EXEMPLARY DAMAGES.

v. PURCHASER AND SELLER AGREE THAT ARBITRATION IS A PRIVATE PROCEEDING AND THAT THE RESULT OF ANY ARBITRATION BETWEEN PURCHASER AND SELLER OR THE RESULT OF ANY ARBITRATION BETWEEN SELLER AND ANY OTHER PARTY SHALL BE BINDING ONLY ON THE PARTIES TO THE PARTICULAR ARBITRATION AND SHALL NOT BE AFFORDED ANY PRECLUSIVE OR BINDING EFFECT AS TO ANY ISSUE OR RESULT IN ANY OTHER PROCEEDING BY ANY NON-PARTY TO THE ARBITRATION.

vi. ANY DISPUTES CONCERNING THE INTERPRETATION, THE ENFORCEABILITY, OR THE UNCONSCIONABILITY OF THIS ARBITRATION AGREEMENT, INCLUDING, WITHOUT LIMITATION, ITS REVOCABILITY OR VOIDABILITY FOR ANY CAUSE, THE SCOPE OF ARBITRABLE ISSUES, AND ANY DEFENSE, INCLUDING, WITHOUT LIMITATION, DEFENSES BASED UPON WAIVER, ESTOPPEL, OR LACHES, SHALL BE DECIDED SOLELY BY THE ARBITRATOR.

vii. THE AGREEMENTS IN THIS DISPUTE RESOLUTION SECTION SHALL SURVIVE CLOSING AND THE TERMINATION OF THIS AGREEMENT FOR ANY REASON.

16. DEFAULT AND REMEDIES.

A.   Purchaser's Default. Purchaser will be in default under this Agreement if Purchaser (i) notifies Seller or any employee of Seller, orally, electronically or in writing, that Purchaser will not complete the purchase of the Property or will not perform any other obligation of Purchaser set forth in this Agreement; or (ii) breaches any covenant or agreement of Purchaser or otherwise fails to perform any obligation of Purchaser under this Agreement or any addendum hereto as and when due. In addition to any rights and remedies provided to Seller elsewhere in this Agreement, upon a default by Purchaser under this Agreement, Seller may, at its sole discretion, terminate this Agreement by delivering written notice of termination to Purchaser and thereupon:

i.   Seller will have no further obligation to Purchaser under this Agreement, Purchaser will have no further right, title, or interest in or to the Property, and Seller will be immediately entitled to sell the Property to another party without consent or approval from Purchaser; and

      ii.   Seller will be entitled to retain the Deposit made by Purchaser as liquidated damages to Seller as a result of Purchaser's default.

The amount of liquidated damages is intended as a reasonable estimate of Seller's actual damages, and not as a penalty, resulting from Purchaser's default due to the difficulty and uncertainty in estimating or ascertaining, as of the date Purchaser signs this Agreement, the actual damages Seller may suffer from Purchaser's default, which damages will include without limitation the cost of administering this Agreement and the cost to take the Property off the market while this Agreement remains in effect. In each instance where this Agreement permits Seller to receive the Deposit as liquidated damages, Purchaser will be deemed to have waived all challenges to the enforceability of such provision. This waiver includes, without limitation, any contention that the liquidated damages provision constitutes an unenforceable penalty, or that the liquidated damages do not bear a reasonable relationship to Seller's actual damages.

      B.   **Seller's Default**. If Seller defaults in the performance of any of its material obligations under this Agreement, the Deposit and all payments and things of value received by Seller hereunder shall be returned to Purchaser. It is agreed that the foregoing is Purchaser's sole and exclusive remedy for Seller's failure to perform its obligations under this Agreement. Purchaser hereby expressly waives the remedies of specific performance and damages. Regardless of any provision to the contrary in this Agreement, if the default by Seller relates to its failure to complete construction of the Home within two years from the date Purchaser executes the agreement, Purchaser's remedies shall not be limited as provided herein and Purchaser shall have all available remedies as provided under applicable law.

17. RESPA DISCLOSURE.   As required by the Real Estate Settlement Procedures Act of 1974, Purchaser acknowledges that the Seller has not directly or indirectly required Purchaser, as a condition of sale, to purchase either a fee owner's or mortgagee's title insurance policy from any particular title company.

18. SPECIAL DISTRICTS. SPECIAL TAXING DISTRICTS MAY BE SUBJECT TO GENERAL OBLIGATION INDEBTEDNESS THAT IS PAID BY REVENUES PRODUCED FROM ANNUAL TAX LEVIES ON THE TAXABLE PROPERTY WITHIN SUCH DISTRICTS. PROPERTY OWNERS IN SUCH DISTRICTS MAY BE PLACED AT RISK FOR INCREASED LEVIES AND TAX TO SUPPORT THE SERVICING OF SUCH DEBT WHERE CIRCUMSTANCES ARISE RESULTING IN THE INABILITY OF SUCH A DISTRICT TO DISCHARGE SUCH INDEBTEDNESS WITHOUT SUCH AN INCREASE IN MILL LEVIES. PURCHASERS SHOULD INVESTIGATE THE SPECIAL TAXING DISTRICTS IN WHICH THE PROPERTY IS LOCATED BY CONTACTING THE COUNTY TREASURER, BY REVIEWING THE CERTIFICATE OF TAXES DUE FOR THE PROPERTY, AND BY OBTAINING FURTHER INFORMATION FROM THE BOARD OF COUNTY COMMISSIONERS, THE COUNTY CLERK AND RECORDER, OR THE COUNTY ASSESSOR.

19. SEVERABILITY.   In the event that any portion of this Agreement shall be declared by any court of competent jurisdiction to be invalid, illegal, or unenforceable, such portion shall be deemed severed from this Agreement, and the remaining portions hereof shall remain in full force and effect as fully as though such invalid, illegal, or unenforceable portion had never been part of this Agreement. In the event any portion of this Agreement disqualifies the sale of the Property contemplated hereunder for exemption under Section 1702(a)(2) of the Interstate Land Sales Full Disclosure Act of 1968, 15 U.S.C. § 1701, et seq., such portion shall be deemed severed from this Agreement, and the remaining portions hereof shall remain in full force and effect as fully as though such portion had never been part of this Agreement. . In lieu of any such illegal, invalid or unenforceable provision, there shall be deemed added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

20. GENERAL.

      A.   **Multiple Purchaser Parties**. If "Purchaser" under this Agreement includes more than one person or entity, then each person signing as a Purchaser party will be jointly and severally liable hereunder for the obligations and actions of each Purchaser party.

B. **Notices**. Except as otherwise set forth in this Agreement, all notices must be in writing and must be given by (a) hand delivery or courier service, (b) mail (registered, certified, or first class, with postage pre-paid), (c) overnight delivery service, addressed to Purchaser at his/her Current Address set forth in this Agreement, or (e) at the E-Mail address contained in this Agreement. Notices to Seller will be addressed or E-Mailed to: noticesCMP@centurycommunities.com; 3091 Governors Lake Drive, Suite 300 Norcross, GA 30071. Notices sent by mail will be deemed to be given and received 3 days after deposit in a post office or official depository of the United States postal service. Notices sent by hand delivery, courier service or overnight delivery service will be deemed given and received upon actual or first attempted delivery of the notice. If "Purchaser" under this Agreement includes more than one person or entity, then notice to any Purchaser party will constitute notice to all Purchaser parties.

C. **Time of the Essence**. Time is of the essence for every provision of this Agreement, including without limitation Purchaser's performance of all of Purchaser's obligations to close the purchase of the Property on the Closing Date.

D. **Purchaser's Performance**. Purchaser understands that Seller will construct the Home using Seller's standard construction and contract processes and procedures. Purchaser agrees to: (i) make choices or take other actions required of Purchaser under this Agreement within the indicated time frames; (ii) communicate with Seller's designated representatives to perform certain aspects of this Agreement, such as Seller's designated field manager, sales consultant, closing administrator or other representatives of Seller; (iii) not engage in harassing, abusive, foul, threatening, offensive or otherwise inappropriate behavior towards Seller's personnel or contractors; (iv) communicate Purchaser's acceptance or approval of work which complies with this Agreement or the plans and specifications referenced herein; and (v) not take any action that impedes, obstructs, frustrates, or interferes with the performance of Seller under this Agreement.

E. **Agency**. Seller's sales consultants and other employees solely represent Seller. If Purchaser has engaged any real estate agent, broker or other party to represent Purchaser in this transaction, Purchaser will be solely responsible for compensating such party, unless and to the extent Seller has agreed in writing to compensate such party.   Seller may engage an affiliate of Seller, or any other agent (collectively, "Seller's Agent") to act as its broker in connection with the sale of the Property. As used herein, the term "Seller's Agent" shall mean an agent who works solely on behalf of the Seller and owes duties to the Seller which include the utmost good faith, loyalty and fidelity. Seller's Agent will negotiate on behalf of and act as an advocate for the Seller. Seller's Agent must disclose to Purchaser all adverse material facts about the Property actually known by the Seller's Agent. Purchaser hereby acknowledges that it shall be treated as a customer ("Customer") by the Seller's Agent. For purposes of this Paragraph, the term "Customer" shall mean a party to the transaction contemplated herein with whom the Seller's Agent has no brokerage relationship because such party has not engaged or employed the Seller's Agent, either as the party's agent or as the party's transaction broker.

F. **Independent Contractors**. Purchaser understands Seller may refer Purchaser to vendors or companies who provide real estate or other services designed to assist Purchaser in purchasing or moving into the Home or with services related to the Home. Those companies are independent contractors and are not affiliated with Seller or its affiliates. Any warranties or representations for such services are warranties and representations given by the independent contractors only and not by Seller or its affiliates. Seller will not be responsible for the quality of any products or services provided by those companies.

G. **Dates**. If the final day of a period or date of performance under this Agreement falls on a Saturday, Sunday or federal holiday, then the final day of any such period or date of performance will be deemed to be the next day which is not a Saturday, Sunday or federal holiday.

H. **No Investment Representation**. None of Seller's employees or representatives is authorized to make any representation regarding economic benefits to be derived from this transaction. Economic benefits to be derived from purchasing a home will vary depending upon many factors, including market conditions and individual circumstances. Purchaser may not rely on any statement made by any employee or representative of Seller regarding economic benefits of buying a home, but should instead rely only upon Purchaser's own judgment and the advice of Purchaser's attorneys, accountants and other advisors.

I. **Amendments; No Waiver**. This Agreement may be amended or modified only by a written instrument executed by Purchaser and an authorized agent of Seller (Purchaser understands Sales Consultants and Field Managers are not authorized employees of Seller to execute amendments). Except as stated in this Agreement, no party shall be deemed to have waived any provision of this Agreement unless such waiver is stated in writing and signed by the party against whom enforcement of the waiver is sought. The waiver of a breach of any provision of the Agreement shall not constitute a waiver of that provision or a waiver of a future breach of that or any other provision.

J. **Governing Law/Venue**. Any arbitration or litigation arising out of this Agreement shall be conducted in the state, county and city in which the Property is located and shall apply the law of the state in which the Property is located.

K. **Counterparts; Electronic Execution**. This Agreement may be executed in counterparts, all of which together will constitute this Agreement. This Agreement may be signed and transmitted electronically or by facsimile; the signature of any person on an electronically or facsimile transmitted copy hereof will be considered an original signature; and an electronically or facsimile transmitted copy hereof will have the same binding effect as an original signature on an original document. No party may raise the use of electronic mail or a facsimile machine or the fact that any signature was transmitted by electronic mail, a facsimile or other electronic means as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this section.

L. **No Recordation**. Neither this Agreement or a memorandum or other notice of this Agreement may be recorded in the land records or other public records of the jurisdiction in which the Property is located or any other jurisdiction. This subsection is a specific directive to the officials of such jurisdiction not to record this Agreement or a memorandum or other notice of this Agreement.

21. INTERPRETATION. Headings in this Agreement are included for reference purposes only and shall not affect the meaning of any provisions of this Agreement. Purchaser (and Purchaser's counsel, if desired by Purchaser) has reviewed this Agreement and Purchaser agrees that any rule of contract interpretation that ambiguities or uncertainties are to be interpreted against the drafting party or the party who caused it to exist shall not be employed in the interpretation of this Agreement. The words Purchaser and Seller shall include the plural as well as the singular and the masculine shall include the feminine and neutral genders as appropriate. In the event that there is more than one entity comprising Purchaser, each of the entities is jointly and severally liable under this Agreement. Any reference to "Purchaser" shall mean "Purchaser".

22. CONDITIONS SURVIVE CLOSING. The terms and conditions of this Agreement shall survive the Closing of the Property.

23. APPROVAL AND BINDING EFFECT. This Agreement shall only serve as an offer by Purchaser to purchase the Property and shall not be binding on Seller until it has been approved and executed by an authorized agent of Seller. The execution by a salesperson shall not bind Seller. Verbal counters by Seller shall not serve as a rejection of Purchaser's offer. Upon approval and execution by the Seller, this Agreement shall become a binding contract between Seller and Purchaser and shall inure to the benefit of the heirs, representatives, successors and permitted assigns of said parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

24. FURTHER ASSURANCE. Purchaser hereby acknowledges and agrees that at the request of Seller or its Closing Agent, to execute and deliver such documents, writings and further assurances as may be necessary or desirable to carry out the intent and purpose of the Agreement and the conveyance and sale of the Property from Seller to Purchaser. Furthermore, Purchaser hereby acknowledges and agrees that upon the request of Seller or its Closing Agent, that Purchaser shall fully cooperate with Seller and the Closing Agent post-Closing to adjust or correct any clerical errors or omissions in any Closing documents, and to execute, post-Closing, any additional Closing documentation as deemed reasonably necessary or desirable by Seller and/or the Closing Agent to (i) rectify any such errors or omissions, or (ii) complete the Closing documentation as needed to convey the Property in accordance with

the Agreement. Purchaser agrees to comply with all of the above-noted requests by the Seller and/or the Closing Agent within three (3) business days from and after Purchaser receives written notice and request from Seller and/or the Closing Agent. Purchaser further agrees to assume all costs to Seller, including, by way of illustration and not limitation, actual expenses, legal fees and marketing losses that Seller may incur in the event of Purchaser's failure to timely comply with any such requests as provided herein.

25.   ADDENDA. The following marked Addenda/documents are attached hereto, made a part hereof and incorporated herein:..

Community Addendum	Addendum L	Addendum RM
Addendum A .	Addendum M	Affiliated Business Arrangement
Addendum State	Addendum HM	

26.   COVENANT.   TO THE EXTENT PERMITTED BY STATE LAW, PURCHASER HEREBY AGREES THAT PURCHASER SHALL NOT SUE, ASSERT CLAIMS, OR COMMENCE ACTIONS AT LAW OR IN EQUITY AGAINST ANY OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS OF SELLER OR ITS AFFILIATES OR THEIR RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS FOR ANY MATTERS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PROPERTY MADE THE SUBJECT OF THIS AGREEMENT. THE TERM "AFFILIATE" SHALL FOR PURPOSES OF THIS AGREEMENT BE CONSTRUED IN ITS BROADEST SENSE. IN THE EVENT THAT PURCHASER VIOLATES THIS PROVISION, IT SHALL INDEMNIFY AND HOLD SELLER, ITS AFFILIATES, AND OTHER RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS HARMLESS FROM ANY LOSS, DAMAGE, COST OR EXPENSE, INCLUDING REASONABLE ATTORNEY'S FEES AND COSTS OF COURT, ARISING OUT OF SUCH BREACH.

27.   PURCHASER'S ACKNOWLEDGMENT.   PURCHASER CERTIFIES HE HAS READ EACH AND EVERY PART OF THIS AGREEMENT AND THAT THIS AGREEMENT CONSTITUTES THE ENTIRE AGREEMENT BETWEEN PURCHASER AND SELLER. PURCHASER ACKNOWLEDGES THAT NO PERSON HAS THE AUTHORITY TO MAKE ANY GUARANTY, PROMISE, REPRESENTATION OR AGREEMENT NOT EXPRESSLY SET FORTH HEREIN OR THAT CONTRADICTS OR CONFLICTS HEREWITH. PURCHASER REPRESENTS TO SELLER THAT NO PERSON HAS MADE ANY SUCH GUARANTY, PROMISE, REPRESENTATION OR AGREEMENT AND THAT PURCHASER IS NOT RELYING UPON ANY SUCH STATEMENT IN CONJUNCTION WITH PURCHASER'S DECISION TO PURCHASE THE PROPERTY. THIS AGREEMENT WILL SUPERSEDE ANY AND ALL UNDERSTANDINGS AND AGREEMENTS AND CONSTITUTES THE ENTIRE AGREEMENT BETWEEN THE PARTIES, AND NO ORAL REPRESENTATIONS OR STATEMENTS SHALL BE CONSIDERED A PART HEREOF. NO AMENDMENT TO THIS AGREEMENT SHALL BE EFFECTIVE UNLESS IN WRITING AND EXECUTED BY THE PARTIES HERETO. PURCHASER ACKNOWLEDGES THAT THE SALES REPRESENTATIVES AND OTHER AGENTS OF SELLER ARE NOT REPRESENTING PURCHASER AS PURCHASER'S AGENT IN THIS TRANSACTION. PURCHASER FURTHER ACKNOWLEDGES ALL TERMS AND PROVISIONS OF THIS AGREEMENT HAVE BEEN READ AND UNDERSTOOD AND PURCHASER HAS HAD THE OPPORTUNITY TO CONSULT LEGAL COUNSEL. SUCH CONSULTATION WITH LEGAL COUNSEL IS HEREBY RECOMMENDED BY SELLER.

IN WITNESS WHEREOF, the parties hereto have executed thus Agreement on the date herein set forth.

THIS AGREEMENT WILL NOT BE BINDING UNTIL EXECUTED BY PURCHASER AND AN AUTHORIZED EMPLOYEE OF SELLER (SELLER'S SALES CONSULTANTS ARE NOT AUTHORIZED EMPLOYEES TO EXECUTE THIS AGREEMENT OR ANY AMENDMENT OR ADDENDUM HERETO).

BY SIGNING BELOW, PURCHASER AFFIRMS THAT PURCHASER (AND IF THERE IS MORE THAN ONE PURCHASER, EACH PURCHASER) HAS READ, UNDERSTANDS, ACKNOWLEDGES AND AGREES TO THE FOREGOING CONTAINED HEREIN.

DocuSigned by:

Purchaser: Delta Housing IIX LLC Date: 1/20/2022

083C02E6F6EB42E...

Purchaser: Date:

By signing below, the sales representative is not binding Seller to this Agreement but is only agreeing to submit this Agreement to Seller for its review.

DocuSigned by:

Sales Representative: Dominique Stephens 1/20/2022

5B56049A51224CE...

This Agreement is hereby approved and accepted by Seller as of 1/23/2022 ("Effective Date").

DocuSigned by:

Seller: Dave Hodgman

63CA08A836E5499...

Title: Authorized Signer



Equal Housing Opportunity

"We are pledged to the letter and spirit of U.S. policy for the achievement of equal housing opportunity throughout the Nation."

AFFILIATED BUSINESS ARRANGEMENT
DISCLOSURE STATEMENT

SELLER: WJH LLC d/b/a CENTURY COMPLETE
PURCHASER: Delta Housing 11X LLC
ADDRESS: 5092, Water Wheel Dr CONOVER, NC CONOVER, NORTH CAROLINA 28613

This is to give you notice that WJH LLC d/b/a CENTURY COMPLETE ("Seller") has a business relationship with Inspire Home Loans Inc. ("Inspire"), IHL Home Insurance Agency, LLC ("IHL Insurance"), and Parkway Title, LLC ("Parkway"). Seller, Inspire, IHL Insurance and Parkway are wholly (100%) owned by Century Communities, Inc. Because of these relationships, referrals to any of these companies may provide Seller a financial or other benefit.

Set forth below is the estimated charge or range of charges for the settlement services listed. **YOU ARE <u>NOT</u> REQUIRED TO USE INSPIRE, IHL INSURANCE OR PARKWAY AS CONDITION FOR PURCHASE OF THE SUBJECT PROPERTY.** THERE ARE FREQUENTLY OTHER SETTLEMENT SERVICE PROVIDERS AVAILABLE WITH SIMILAR SERVICES. YOU ARE FREE TO SHOP AROUND TO DETERMINE THAT YOU ARE RECEIVING THE BEST SERVICES AND THE BEST RATE FOR THESE SERVICES.

Service Provider	Settlement Service	Estimated Charge or Range of Charges
Inspire*	Origination Charge	Up to 2% of the loan amount or $1070
	Discount Points (charge for interest rate chosen)	% of loan amount depending on market conditions at the time of closing
	Appraisal Fee	$400 - $1000
	Flood Certification	$8.00
*There are other charges imposed by parties other than a lender in connection with mortgage loans. A lender may require the use of other service providers. If you apply for a loan, you will receive additional information regarding all anticipated charges.		
IHL Insurance	Homeowner's Insurance	0.2% - 2.5% of the sales price
	Flood Insurance	0.1% - 1.0% of the sales price
Parkway**	Title Commitment	$15.00
	Simultaneous Issue Fee	$26.00
	Lender's Title Insurance	Rates per $1,000 (minimum of $50.00) Up to $100,000 . . . . $3.05 $100,001 - $500,000, add . . . . $2.38 $500,001 - $2,000,000, add . . .$1.55
	Owner's Title Insurance	Same schedule as above. When both an Owner's Policy and a Lender's Policy are purchased, you will only be charged an amount equal to the premium for one policy, plus a simultaneous issue fee. If one policy has a higher liability amount, the premium paid will be calculated based upon the higher liability amount.
	ALTA Endorsements	$21.00 each
	Closing Protection Letter	Varies based on liability, up to $120
**Fee based upon enhanced coverage and will vary based upon mortgage amount and property sales price.		

ACKNOWLEDGMENT: I/We have read this disclosure form and understand that Seller is referring me/us to purchase the above-described settlement services and may receive a financial benefit as a result of this referral.

DHL

(Rev.4.24.21)   Page 20 of 23   Purchaser's Initials

Purchaser: DocuSigned by: Delta Housing IIX LLC 083C02E6F6EB42E... Date: 1/20/2022

Purchaser: Date:

Purchaser: Delta Housing 11X LLC **Phone:** (973) 652-8082 **Email:** kyc_2001@yahoo.com	**Seller:** WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC, WJHKY LLC and any predecessors or subsidiaries of the said entities, successors by merger and shall include each entity operating under any business name, trade name, and/or assumed name which may be in use for the said entities within any U.S. state, territory or jurisdiction.
Property Address: 5092 Water Wheel Dr CONOVER, NORTH CAROLINA 28613	**Subdivision:** Mill Stone

IMPORTANT INSURANCE INFORMATION

At the time you contract with Century Complete to purchase a new home, it is important for you to understand the insurance requirements necessary to satisfy your mortgage lender.

If you are financing the purchase of your home, your mortgage lender will have specific hazard insurance requirements which protect the interests of you and your lender. Either a Dwelling Fire or a Homeowner's Package policy will satisfy this need. We recommend that you obtain a Homeowner's policy, which provides coverage for your personal property and liability protection if you plan to occupy the home. A Dwelling Fire policy insures the dwelling only and is typically used when the property is rented to others.

While we understand that you have the right to choose your insurance agent and company, Century Complete would like to offer a special service to our new home customers.

IHL Home Insurance Agency offers a wide range of insurance products with multiple insurance companies and competitive premiums. Their agents are knowledgeable and have the experience necessary to ensure your insurance needs are met. If their quote meets with your approval, evidence of your insurance coverage will be provided to us and, if applicable, the lender, confirming that your insurance requirements have been satisfied. It's that simple. If you have immediate questions and would like to contact one of their agents, you can contact them at:

833-912-1123
Insurance@IHLInsurance.com

NOTE: This is to give you notice that Century Complete has a business relationship with IHL Home Insurance Agency. You are not required to use IHL Home Insurance Agency as a condition to obtain the subject property. You may be able to obtain these services by shopping with other settlement service providers.

Please check here if you do not want to receive a no-obligation quotation for insurance through **IHL Home Insurance Agency**, **our affiliated insurance provider.**

Purchaser's Signature: DocuSigned by: Delta Housing IIX LLC 083C02E6F6EB42E... **Date:** 1/20/2022



Purchaser's Signature: ______________________________ **Date:** ____________________

CENTURY Complete MORE HOME • LESS MONEY IHL Home Insurance Agency

Addendum Purchase Price

Purchaser(s): Delta Housing 11X LLC
Seller: Century Complete
Community: Mill Stone
Property Address: 5092, Water Wheel Dr CONOVER, NC

Sales Consultant: Dominique Stephens DocuSigned by: Dominique Stephens 5B56049A51224CE...

Lot: 0010
Model / Elev: 33822014 ESSEX

Contract Date: 01/20/2022

This Addendum PP is attached to and made part of the Purchase Agreement ("Agreement") in connection with the above-described property ("Property"). If and to the extent that this Addendum PP conflicts with any other part of the Agreement including, without limitation, any prior Addendum PP(s), this Addendum PP shall govern. Purchaser and Seller further agree to execute an Addendum PP correcting and superceding this Addendum PP in the event of clerical and/or calculation errors and/or omissions herein. Purchaser and Seller agree that the Purchase Price for the Property shall be as follows:

Description	**Amount**
Total Purchase Price	$274,990.00

Purchaser elects to use ___Lending One_ to obtain the Loan in connection with the Property.

Seller Paid Closing Cost Up To: $0.00

(* Seller Paid Closing Costs, per Addendum L, are not reflected in the Total Purchase Price. Use of this incentive value will be determined by Buyer's actual loan program.)

Deposit Summary

	Total Due	**Total Received**	**Total Owed**
Deposits	$27,499.00	$27,499.00	$0.00

All other terms and conditions of the Agreement shall remain the same and are hereby ratified by the parties.

BY SIGNING BELOW, PURCHASER AFFIRMS THAT PURCHASER (AND IF THERE IS MORE THAN ONE PURCHASER, EACH PURCHASER) HAS READ, UNDERSTANDS, ACKNOWLEDGES AND AGREES TO THE FOREGOING TERMS AND CONDITIONS.

Purchaser: DocuSigned by: Delta Housing 11X LLC 3F9FD1D3CDB3462... Date: 1/29/2022

Purchaser: Date:

Seller: WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC , doing business as Century Complete

Seller Signature: DocuSigned by: Dave Hodgman 63CA08A836E5499... Date: 1/31/2022

Title: Authorized Signer



PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT ("Agreement"), executed by and between the hereafter named parties and is effective as of the latest date the Agreement is signed by either Seller or Purchaser

SELLER: WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC , doing business as Century Complete, and including any predecessors or subsidiaries of the said entities, successors by merger and shall include each entity operating under any business name, trade name, and/or assumed name which may be in use for the said entities within any U.S. state, territory or jurisdiction.

PURCHASER: Delta Housing 11X LLC

Purchaser agrees to purchase from Seller the real property described herein below, together with improvements constructed or to be constructed thereon substantially in accordance with the below referenced model/plan and the standard specifications set forth on the Addendum attached hereto as modified by any terms set forth in any ancillary or modifying agreement , (collectively, the "Property"), pursuant to the terms and conditions contained herein.

Lot: 0118
Subdivision: Mill Stone
Street Address: 1446, Gristmill Dr CONOVER, NC 28613
Plan Number: ESSEX

Purchaser Identification. Purchaser shall provide Seller with documentation verifying Purchaser's identity as follows: (1) for an individual, unexpired government-issued identification evidencing nationality or residence and bearing a photograph or similar safeguard, such as a driver's license or passport; and (2) for a person other than an individual (such as a corporation, partnership, or trust), documents showing the existence of the entity, such as certified articles of incorporation, a government-issued business license, a partnership agreement, or trust instrument as well as a government issued tax identification number.

1. PURCHASE PRICE.   The initial purchase price (the "Initial Purchase Price") for the Property shall be as follows:

Initial Purchase Price $274,990.00

The Final purchase price (the "Purchase Price") for the Property shall be the Initial Purchase Price adjusted by any amendments hereto. The Purchase Price shall be payable by Purchaser to Seller as follows:

> **A.** The deposit of $1,000.00 (the "Deposit"), as part payment of the Purchase Price for the Property, shall be paid by Purchaser to Seller, as follows:

> $95.00 concurrently with the execution of this Agreement.

> $905.00 on or before fourteen (14) days of the Effective Date

B. At Closing, Purchaser agrees to pay the Purchase Price to Seller and Purchaser's share of Closing Costs (as hereinafter defined), if not previously paid. The Deposit shall be applied to the Purchase Price at Closing. The Deposit will be paid directly to Seller, not be placed in a restricted or segregated account, and may be used by Seller in its general operations. Purchaser will not be entitled to receive interest on the Deposit under any circumstances. The Deposit shall be deemed earned when received by Seller (or upon default of Purchaser to the extent not previously paid) and shall thereafter be non-refundable in all events except Seller's default, which is not cured within the time provided under this Agreement. Seller shall have the right to negotiate the Deposit prior to its execution and acceptance of the Agreement. In the event the Agreement is not accepted by Seller, the Deposit shall be refunded to Purchaser.

C. Purchaser acknowledges in the event that the Home will be non-owner-occupied, the Parties agree that Purchaser shall pay additional Deposit funds to Seller that equal, in the aggregate, ten percent (10%) of the Purchase Price. These additional funds shall be held by Seller, together with the Deposit described in the Agreement, as the Deposit, and may be credited, retained, and handled as described in the Agreement.

2. PAYMENT OF PURCHASE PRICE; LENDER AND LOAN APPROVAL. In the attached Lender Selection Addendum, Purchaser elects whether to pay the Purchase Price in cash or by obtaining a mortgage loan. If Purchaser elects to obtain a mortgage loan, then the Lender Selection Addendum contains Purchaser's selection of Purchaser's lender from which Purchaser will seek a loan and agreements regarding Purchaser's obligation to apply for the loan and seek loan approval. The Lender Selection Addendum is incorporated into this Agreement by reference.

A. Loan Contingency. In the event Purchaser elects in the Lender Selection Addendum to pay the Purchase Price by obtaining a mortgage loan (the "Loan"), this Subsection A applies and Purchaser agrees as follows:

i. Purchaser agrees to apply for and pay all required application and processing costs in connection with a mortgage loan (s) to be secured by the Property (the "Loan") within five (5) days of the Effective Date and to diligently and in good faith pursue obtaining the Loan.

ii. In the event Purchaser fails to apply for the Loan within the required period, does not diligently furnish requested information within Purchaser's control within 3 days of request or does not diligently and in good faith pursue obtaining the Loan, Purchaser shall be in default hereunder and Seller, in its sole option, may terminate this Agreement and retain the Deposit.

iii. Within 14 days of the Effective Date, Purchaser shall provide Seller with either: (a) written evidence, in a form and substance acceptable to Seller, of Purchaser's ability to obtain the Loan ("Conditional Approval"); or (b) written notification of Purchaser's inability to obtain the Loan ("Notification"). If Seller receives the Conditional Approval within the required period, the Financing Contingency is irrevocably satisfied, even if Loan Approval is later rescinded by the lender, and Purchaser shall be obligated to pay the remaining deposit amount of $905.00 pursuant to Paragraph 1 A above. Failure to do so shall be a default by Purchaser.

iv. The receipt of any subsequent Notification by or to Seller, which is not rescinded and replaced by Loan Approval within 7 days, shall be a default by Purchaser.

v. If Seller receives the Notification prior to receiving the Conditional Approval, Purchaser agrees to then apply for and diligently and in good faith pursue obtaining the Loan and Loan Approval from two additional lenders of Seller's choice. Failure to do so shall be a default by Purchaser.

vi. If no Conditional Loan Approval is received pursuant to sub-section iii. above and Purchaser is not otherwise in default under this Agreement, both Seller and Purchaser shall be released from further obligation under the Agreement and Purchaser shall be entitled to a refund of the amount of the Deposit paid by Purchaser.

vii. If Seller receives neither the Conditional Loan Approval nor the Notification within the required period, Purchaser shall be in default hereunder and Seller, in its sole option at any time prior to the Closing, may terminate this Agreement and retain the Deposit by paid Purchaser or due from Purchaser.

vii. Purchaser hereby represents and warrants to Seller that Purchaser currently has, or will have prior to Closing, funds available for use in this transaction in an amount equal to or greater than the Purchase Price plus reasonable closing costs and Lender required reserves less the Loan. Any breach of this representation and warranty shall be deemed a default by Purchaser. Purchaser is responsible for providing all requested documents required by the lender for the purpose of obtaining final loan approval. Purchaser agrees not to make any financial or employment changes after initial loan approval that might adversely affect Purchaser's ability to obtain loan approval and close on the Property. Purchaser acknowledges that obtaining the Loan is a continuing obligation of Purchaser that shall remain through the Closing. Seller makes no guarantees that Purchaser will qualify for the Loan and Seller is not responsible for any delays or problems Purchaser may have with any lender. Purchaser shall use Purchaser's best efforts to obtain the Loan and shall be in default if Purchaser (i) takes any voluntary action to prevent Loan approval; (ii) instructs any lender not to approve the Loan; (iii) fails to furnish all documents and information required by a lender within the required time periods; (iv) fails after obtaining approval of the Loan to promptly sign all documents and take all actions necessary for the timely funding of the Loan; or (v) makes any misrepresentations or otherwise defaults in Purchaser's obligations concerning the Loan. Purchaser authorizes any lender to release to Seller, its authorized representatives and/or its designees (including, to another lender) all information concerning the status of Purchaser's loan, including application, submission conditions, submission, suspension, approval conditions, approval, denial and the reasons therefore, status of loan documents, funding conditions, and funding. Any breach of these obligations shall be deemed a default by Purchaser.

viii. PURCHASER ACKNOWLEDGES THAT SELLER MAKES NO REPRESENTATION THAT THE TERM OR INTEREST RATE PREVAILING AT THE CLOSE OF ESCROW ON THE HOME WILL BE THE TERM OR RATE QUOTED BY SELECTED LENDER TO PURCHASER AT THE TIME OF LOAN APPROVAL. PURCHASER ACKNOWLEDGES THAT THE SALE AND PURCHASE OF THE PROPERTY IS NOT CONTINGENT UPON PURCHASER'S ABILITY TO RETAIN THE TERM OR INTEREST RATE QUOTED AT THE TIME OF LOAN APPROVAL AND THAT PURCHASER WILL BE REQUIRED TO PAY THE INTEREST RATE CHARGED OVER THE TERM REQUIRED BY SELECTED LENDER AT THE CLOSE OF ESCROW.

B. Cash Purchaser. This subsection B shall apply if Purchaser elects to pay the Purchase Price in cash (*i.e.*, without using the proceeds of a mortgage loan) in the Lender Selection Addendum.

i. Representation Regarding Sufficient Funds**.** Purchaser represents that Purchaser has sufficient funds to pay the Purchase Price in cash and covenants that Purchaser will continue to have sufficient funds until such funds are deposited by Purchaser into Escrow. If Purchaser does not act in good faith Purchaser shall be in default hereunder and Seller may then cancel Escrow, terminate this Agreement and proceed in accordance with Section 16 (Default and Remedies).

ii. Financial Document Submittal. Purchaser shall verify to Seller's reasonable satisfaction that Purchaser has sufficient funds to pay the Purchase Price in cash by providing financial documents (including specific financial documents requested by Seller) to Seller. Purchaser's failure to provide such financial documents within ten (10) days after receiving such request shall constitute a default.

iii. Seller's Notification of Inadequacy of Funds and Purchaser's Option to Cancel**.** If Seller determines, in its reasonable judgment, that Purchaser does not have sufficient funds to pay the Purchase Price in cash, Seller may give Purchaser notice of such determination and Purchaser will have ten (10) days to cure any deficiency. If within ten (10) days of receiving notice of Seller's determination that Purchaser has insufficient funds, Seller has not notified Purchaser that it has withdrawn its determination that Purchaser has insufficient funds, Purchaser shall be in default. Nothing in this Section obligates Seller to notify Purchaser that Purchaser has insufficient funds to pay the Purchase Price in cash and the determination of whether or not to give such notification shall be made in Seller's sole and absolute discretion.

3. HOME OPTIONS, CONSTRUCTION MATERIALS AND THE LOT

A. Partially Completed Home. Purchaser understands that current plans offered for newly built homes may have standard materials and features not included in partially completed home. If Purchaser is purchasing a partially completed home, the Home will include only those materials and features that were standard for the Home when construction commenced, those options already selected by Seller, and those options which Purchaser selects (to the extent Seller permits additional option selections). If Purchaser is purchasing a partially completed home, the above time deadline for option selections is not applicable to Purchaser.

B. Subdivision Specific Models. The design, specification levels, available options and pricing of homes and options may vary by Subdivision, even for the same or similar models. If Purchaser has seen a model of the Home in another of Seller's communities, Purchaser understands there may be significant differences in design, specification levels, options and pricing between such model and a similar model in the Subdivision.

C. Models and Decorative Items. Purchaser understands model homes have been professionally decorated to show various decorative ideas, constructed using a variety of features and materials to show design concepts, and professionally landscaped, and that such decorative items, features, materials and landscaping may not be offered as options or otherwise included in the Home. Such decorative items, features, materials and landscaping which may not be offered in the Home include without limitation, furnishings; draperies and other window treatments; wallpaper; custom carpet; upgraded cabinetry; coordinated paint; special textures; built-in shelves; beams; special lighting fixtures; special ceiling and wall treatments; mirrors; entry ways, walkways, driveways and other hardscape items constructed using non-standard materials; patios; patio covers; pools and spas; and landscaping using different varieties and in greater quantities and sizes. Decorative items, materials, landscaping and hardscape items and other options and upgrades displayed by model homes will not be included as part of the Property except to the extent expressly identified as being part of the Home in Seller's plans and specifications for the Home or offered by Seller as an option for the Home and selected as an option by Purchaser in accordance with this Agreement.

D. Material Substitutions and Variations. Due to governmental conditions, availability of materials, changes in options and other product offerings or changes of suppliers, Seller reserves the right to make changes to the Home and/or deviate from the plans or specifications as Seller determines necessary by lot and home, so long as Seller substitutes materials of equivalent quality and appearance. Determination of equivalency will be in Seller's sole discretion. Purchaser acknowledges that color and texture variations occur in all natural and some man-made products due to manufacturing processes (e.g., granite, wood, tile and concrete) and that such variations are to be expected, and, provided such variations are within industry tolerances, they will not be considered a defect and Seller will have no liability or responsibility for such variations.

E. Lot Premiums. Premiums for lots vary and are determined by the particular attributes of each lot as evaluated from time-to-time by Seller in its sole discretion. Purchaser understands the characteristics that make the Lot unique may change over time, and the Lot may become more or less desirable as a result of such changes. Seller makes no representation or guarantee of the current or future value of Purchaser's Lot. Further development of the Subdivision or surrounding property, whether made by Seller, the developer or any other owner, may affect the Lot's value and Purchaser's use and enjoyment of the Lot. Purchaser releases Seller from and agrees Seller will not be responsible or liable for any such changes or obligated to return any Lot premium.

4. CONSTRUCTION.

Purchaser agrees that Purchaser is purchasing the Property as a completed Home and Seller is not acting as a contractor for Purchaser in the construction of the Home. Purchaser will acquire no right, title or interest in or to the Property except the right and obligation to purchase the Property upon the Closing Date in accordance with the terms of this Agreement. Purchaser agrees that direction and supervision of trade contractors rests exclusively with Seller, and Purchaser will not issue any instruction to, or otherwise interfere with, hinder, delay, or otherwise impede the construction or construction schedule of the Home, whether by act or omission or communication through any medium, either orally or in writing (including, but not limited to, electronic mail, television or radio, computer networks or Internet bulletin boards, blogs, social media, such as Facebook, LinkedIn, Google, or Twitter, or any other form of communication). If Purchaser engages in any act or omission or communication (with any person or entity other than Seller) that Seller determines in the exercise of its sole discretion

does or may interfere with Seller's construction of the Home or other business in the Subdivision, Seller shall give Purchaser notice specifying the nature of the actual or threatened interference and at Seller's sole discretion may declare Purchaser to be in default of this Agreement.

        A.   **Construction Plans; Variances**. Seller will construct the Home in substantial conformance with this Agreement, the home plan and elevation. Notwithstanding anything to the contrary in this Agreement, Purchaser understands minor variances from those plans may occur during construction for various reasons, including aesthetic reasons, to address field conditions, and to comply with building codes or other governmental requirements. Seller may find it necessary to reverse or reconfigure the plans of the Home on the Property to conform with setback lines, zoning lines, ground elevation, or other physical considerations affecting the Property. Dimensions and area (square footage) measurements shown in advertisements, sales brochures and other marketing materials are approximations for illustrative purposes only. Accordingly, actual "as-built" dimensions and area (square footage) measurements may vary from those materials and the construction plans. Seller's detailed construction plans and specifications for the Home are proprietary and will remain Seller's property. Purchaser is acquiring no rights in Seller's construction plans and specifications and Seller will be under no obligation to deliver them to, or review them with, Purchaser.

        B.   **Commencement of Construction/Completion of the Home**. Construction of the Home will begin and progress according to Seller's construction schedule, as determined by Seller. Purchaser and Seller intend for this sale to be exempt from the Interstate Land Sales Full Disclosure Act by qualifying for the exemption provided by 15 U.S.C. Section 1702(a)(2), and nothing herein contained will be construed or operate, as to any obligation of Seller or right of Purchaser, in a manner that would render such exemption inapplicable. Accordingly, Purchaser and Seller authorize any court interpreting this Agreement to construe it liberally so that such exemption is available. Notwithstanding anything in this Agreement to the contrary, Seller will be obligated to complete the Home no later than two years after the date Purchaser signs this Agreement, except for delays caused by acts of God, failure by the governing authorities to inspect or to issue certificates of occupancy, moratoriums on issuance of building permits, or other matters that qualify under impossibility of performance principles recognized under the laws of the state in which the Property is located, in which case the completion date will be extended by an amount of time equivalent to such delays. Seller cannot guarantee any specific completion date. Seller is not responsible for inconvenience, loss, expense or other consequences to Purchaser resulting from delays in construction completion provided that the Home is completed within the time period set forth in this Section. Seller is not responsible for delays in the installation or service delays of telephone, cable television, mail or similar services at, or after Closing provided that all necessary and customary utilities are extended to the Home within the time period set forth in this Section. In the event the Home shall have been issued a Certificate of Occupancy (or document of similar effect) as of the Closing, but items such as landscaping, exterior concrete, driveways, final grading are incomplete, the Closing shall be consummated and Purchaser shall allow Seller temporary access to the Property during reasonable times to complete the incomplete items, as soon as practicable after Closing

        C.   **Fencing**. Seller is not required to install fencing on the Property.

        D.   **No Purchaser Alterations or Additions**. Purchaser will not make any alterations or additions to the Home or Lot prior to Closing, including, but not limited to, the alteration or addition of any equipment, wiring, appliances, wall coverings, sprinkler systems or paint. If Purchaser violates this provision, Purchaser will be in default under this Agreement and liable and responsible for all damages caused by and consequences of such alterations or additions, including time delays incurred by Seller in removing or correcting the alterations or additions. At Purchaser's expense, Seller may remove or correct any such alterations or additions made by Purchaser or Purchaser's agents and destroy or dispose thereof without liability or compensation to Purchaser.

        E.   **Energy Efficiency/Energy Costs**. Seller makes no representation or warranty regarding the energy efficiency or energy costs of the Home, Consumer Products, or any component of the Home regardless of any (i) brochures, pamphlets, advertising, or other documents that may have been reviewed by Purchaser, or (ii) discussions Purchaser may have had with Seller or its employees, agents, or vendors. Purchaser acknowledges the energy efficiency of the Home and associated energy costs will vary over time depending on many factors, including, but not limited to, usage, rates, fees and charges of local utility providers, home maintenance practices, household size, lighting and internal climate control systems, and weather conditions.

   F. **Environmental Notice/Disclosure**. NOW OR IN THE FUTURE THE HOME AND ITS OCCUPANTS MAY BE EXPOSED TO VARIOUS ENVIRONMENTAL CONDITIONS IN OR NEAR THE HOME (INCLUDING, BUT NOT LIMITED TO, RADON GAS, ELECTROMAGNETIC FIELDS FROM POWER LINES AND APPLIANCES, MOLD, THE PRESENCE OF SURFACE AND UNDERGROUND UTILITY FACILITIES, AND THE POSSIBILITY OF AIR, WATER AND SOIL POLLUTION). SELLER DOES NOT CLAIM ANY EXPERTISE CONCERNING SUCH CONDITIONS. SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, ABOUT SUCH CONDITIONS, AND EXPRESSLY DISCLAIMS ANY LIABILITY FOR ANY TYPE OF DAMAGES OR INJURY THAT SUCH CONDITIONS MAY CAUSE TO THE HOME OR ITS OCCUPANTS. FOR ADDITIONAL INFORMATION, SELLER RECOMMENDS PURCHASER CONTACT ITS LOCAL, STATE OR FEDERAL ENVIRONMENTAL AGENCIES OR OTHER AVAILABLE SOURCES.

   G. **Termites**. Purchaser is advised and acknowledges that during construction, Seller may utilize a termite treatment or barrier, bait system, or combination of methods in an attempt to prevent termite infestation in the Home. Purchaser is advised that current governmental regulations limit the types and concentration of chemicals and the methods of application that can be used in attempting to prevent or eradicate termites. Consequently, termites may appear following completion of the Home. Purchaser shall reimburse Seller for the actual cost of the termite treatment method applied to or installed on the Property at closing. Purchaser is advised that disturbance of the soil around the Home's foundation stem wall can destroy the termite treatment barrier. Seller recommends that Purchaser retain the services of a qualified pest control company to regularly (at least annually) inspect the Home and apply the appropriate termite treatments or measures to prevent termite infestation. Except and to the extent limited or prohibited by applicable law or FHA/VA regulations, Purchaser waives all claims against Seller for damages, losses, costs and expenses in connection with the existence of termites at the Home or on the Property and Purchaser agrees to be solely responsible for preventing or exterminating termites in or around the Home in such manner as Purchaser may determine.

   H. **Landscaping/Drainage**. Seller will not be liable or responsible for damages or other effects caused or contributed to by any change to the grading or drainage of the Lot made by Purchaser or Purchaser's contractor or landscaper after Closing.

   I. **Construction Noise and Activities; Entry Gates**. The Lot may be part of a larger community in which other homebuilding and development activities are being or may be conducted. Those activities will cause noise, vibration, dust, mud, construction traffic and other potential inconveniences and nuisances in areas around the Lot. Seller will exercise reasonable control over those activities conducted by Seller, but Purchaser agrees Seller will have no liability or responsibility to Purchaser as a result of any of those activities or any resulting inconveniences or nuisances. If there are entry gates to the Subdivision, such gates may be open during development of the Subdivision and there are no assurances regarding security or the effectiveness of such gates or that pedestrian or other access will be controlled.

   J. **Visits to the Construction Site and Assumption of Liability and Risk**. Purchaser understands that a construction site can be a dangerous place. Purchaser and its visitors will not visit any construction site in the Subdivision without permission and without a representative of Seller. Hard hats and closed toe shoes are required while visiting areas under construction. Any entry to a construction site is at Purchaser's sole risk and Purchaser waives the right to make claims against Seller for any personal injury or property damage that Purchaser, Purchaser's guests and/or minor children may incur. Purchaser agrees to indemnify and hold Seller harmless from and against any and all personal injuries, property damage, or any other claim or injury incurred by Purchaser, or Purchaser's visitors on the Property, or on any construction site at the Subdivision at any and all times before and after Closing.

   K. **Loss of Property**. Seller will bear the risk of loss or damage to the Property (e.g., by fire or other casualty) until the Closing Date. If the Property is damaged prior to the Closing, Seller will repair the damage as Seller reasonably determines necessary. If Seller determines the Home has been totally destroyed, Seller will give Purchaser written notice of such total destruction ("Destruction Notice"). Upon receipt of the Destruction Notice, Purchaser will

have 10 days to provide Seller written notice of its election to either (i) terminate this Agreement and receive a refund of all Purchaser Payments paid, or (ii) have Seller restore the Property. If Purchaser elects to have Seller restore the Property, the time for Seller to complete the Home will be extended, if permitted, in accordance with Section 4(B). If Purchaser fails to timely deliver written notice to Seller of Purchaser's election, Purchaser will be deemed to have elected to terminate this Agreement and receive a refund of all Purchaser Payments paid. After the Closing Date, Purchaser assumes and will bear all risk of loss or damage to the Property.

5.   **SUBDIVISION DEVELOPMENT.**

        A.   **Seller's Right to Act in Response to Market Conditions**. Before or after Closing, with no obligation to Purchaser, Seller may change prices, premiums, terms, features, options and concessions for any proposed or existing homes in the Subdivision or any other community. Seller may change the floor plans, sizes, elevations, options, designs and other characteristics of homes built in the Subdivision. Seller has neither offered nor agreed to any price protection or other commitment to Purchaser regarding the value or resale value of the Property (or any other property), and Seller will not have any obligation or liability whatsoever to Purchaser if any price changes directly or indirectly affect the value of the Property.

        B.   **Development Plans**. Seller reserves the right to sell lots to other builders, to rent or lease homes, and to change the zoning or planned use of other property in the Subdivision or surrounding property. Development plans for the Subdivision may be amended or changed from time-to-time to provide for, among other things, changes in land use, improvements, street patterns, setbacks, the type, number, style and prices of homes, lot sizes and configurations, densities, and amenities. Seller or its affiliates may annex into the Subdivision additional lands not currently described in the Subdivision Documents (defined below) or withdraw from the Subdivision property currently described in the Subdivision Documents. This annexation or withdrawal may or may not require the consent of certain owners of lots in the Subdivision. The plans for the Subdivision and any master development which encompasses the Subdivision (to the extent it exists) may be periodically updated and remain subject to change. Purchaser understands that no statement of any representative of Seller regarding the planned use of property in or adjacent to the Subdivision should be understood by Purchaser or anyone as a warranty or promise regarding any future development plans for such property, and no such statement will limit or affect Seller's right to change zoning, land use or its development plans in the future. Purchaser waives all claims, including claims for damages and costs, against Seller, its partners and other affiliates, and all of their respective officers, directors, shareholders, employees and agents as a result of any changes to the zoning, land use or development plans for the Subdivision or for adjacent properties or for the annexation into or withdrawal of land from the Subdivision.

        C.   **Land Uses and Districts**. Any statement made or information provided by a representative of Seller concerning the present or future zoning, use or condition of land near the Lot or around the Subdivision or school district boundaries is based only on the limited information known to such person at the time of such statement or action. Purchaser understands that the zoning, use and condition of land and school district boundaries can change. Purchaser confirms that prior to executing this Agreement, Purchaser has reviewed the applicable school district boundaries and the zoning, use, condition and restrictions of or affecting land near the Lot or around the Subdivision with the appropriate owners of such land and the applicable governmental authorities or Purchaser has elected, on Purchaser's own accord and determination, to forgo such review. Purchaser has not relied, and agrees not to rely, on any statement made or information provided by any employee or representative of Seller concerning school district boundaries or the zoning, use or condition of nearby land.

        D.   **Disclosure Regarding Potential Annexation**. If the Property is located outside the limits of a municipality, the Property may now or later be included in or annexed into the extraterritorial jurisdiction or city limits of a municipality. Each municipality maintains a map that depicts its boundaries and areas of extraterritorial jurisdiction. To determine if the Property is located within a municipality or a municipality's extraterritorial jurisdiction or is likely to be included or annexed into a municipality's city limits or extraterritorial jurisdiction and any costs as a consequence thereof, Purchaser should contact all municipalities located in the general proximity of the Property.

6. CONDITION OF TITLE. Subject to the payment or tender of the Purchase Price and compliance with the other terms and conditions hereof by Purchaser, Seller shall execute and deliver a good and sufficient deed to Purchaser at Closing conveying the Property free and clear of all liens and encumbrances, except those which do not materially and adversely affect the marketability of the Property including, but not limited to, the following: general taxes, assessments and fees for the year of Closing and all subsequent years' taxes, assessments and fees; easements and rights of way (actual or recorded); covenants, conditions, reservations and restrictions of record; any state of facts which an accurate survey or current physical inspection of the Property would reveal; all federal, state and local laws, plats, permits, zoning, agreements, ordinances, rules and regulations; and any taxes or assessments arising by reason of the inclusion of the Property in a special improvement district, fire protection district, recreation and/or park district, water and/or sanitation district or in a municipality providing these services. Purchaser understands and acknowledges that Seller may only have a contractual right to acquire the Property and not current ownership thereof. Seller's acquisition of the Property prior to or concurrent with the Closing shall be a condition of Seller's obligations hereunder. In the event of the failure of this condition, all Purchaser Payments actually received by Seller shall be returned to Purchaser and both parties shall be released from obligations hereunder. Seller shall cause a current commitment for a title insurance policy to be furnished to Purchaser. Purchaser acknowledges and agrees to accept that such commitment may contain various title exceptions including, but not limited to, standard exceptions, water and mineral exceptions, and those exceptions referred to above. If required in connection with the loan and / or otherwise desired by Purchaser, subsequent to closing and delivery of the deed, an Owner's Title Insurance Policy shall be issued and delivered to Purchaser, and Purchaser agrees to pay the premium thereon at Closing.

7. CLOSING.

  A. Closing Time and Place. The Closing will occur through an escrow established with Closing agent and will be held at the offices of Closing Agent unless otherwise provided in this Agreement or otherwise designated by Seller. The Closing will be held at the time and on the date (the "Closing Date") designated by the Seller. The Closing will be held only when the Home is substantially complete (i.e., the Closing will be held even though some construction items may remain to be completed) and, if applicable to the Home, a temporary or final certificate of occupancy or its local equivalent has been issued by the applicable governmental authority.

  B. Seller Right to Extend Closing Date. Seller will have the right to extend the Closing Date in order to substantially complete the construction of the Home, to complete any other construction item(s), to obtain a certificate of occupancy or similar permit, or as necessary to align with the schedules of other closings being handled by Seller or Closing Agent. Purchaser understands that any Closing Date provided to Purchaser or set by Seller prior to the date the Home is substantially complete is only an estimated date and, due to uncertainties inherent in construction, is subject to change by Seller. Because the Closing Date may change, Purchaser agrees to remain flexible regarding the Closing Date, including, without limitation, Purchaser's moving schedule, notifications to landlords, the closing of any existing home, and interest rate changes and locks. Seller will have no liability to Purchaser due to a delay or extension of the Closing Date regardless of the reason. Purchaser agrees Seller will not be required to reimburse Purchaser for any expenses (including temporary housing costs, rentals, interest rate changes or lock fees, storage, moving and travel expenses) related to any changes in the timing of construction of the Home and/or the Closing Date.

  C. Closing Procedures. At Closing:

   i. Seller will deliver to Purchaser a good and sufficient deed, subject to (i) taxes and assessments not yet due; (ii) the Subdivision Documents and other restrictive covenants common to the Subdivision; (iii) all matters affecting the Property shown on the recorded plat for the Subdivision; (iv) water, oil, gas and mineral rights previously reserved or conveyed; (v) all easements, covenants, restrictions, encumbrances and other matters of record affecting the Property; (vi) all matters and conditions shown on the survey or that would be revealed by an accurate survey or inspection of the Property; and (vii) applicable building and zoning codes and other laws of governmental authorities.

   ii. Purchaser will deliver the Purchase Price and all other sums payable by Purchaser pursuant to this Agreement. All sums due from Purchaser at Closing must be paid by wire transfer or

other immediately available funds acceptable to Seller and Closing Agent. All wire transfers must be transferred to the Closing Agent by 6 p.m. EST, the day prior to the scheduled Closing.

    iii. Seller and Purchaser will each execute and deliver any notices, statements, certificates, affidavits, and other documents as may be reasonably required to consummate the Closing.

    iv. After Purchaser and Seller have complied with their respective Closing obligations, Closing Agent will record all documents to be recorded in the real property records and disburse all funds according to the approved Closing Disclosure Statement, as applicable. Purchaser and Seller authorize Closing Agent to execute and submit on their behalf any required affidavit of value and preliminary change of ownership report using the Purchase Price for the established value. Following the Closing, Closing Agent (or a separate title agent, if applicable) will issue or cause the issuance of an owner's policy of title insurance for the Property to Purchaser, if purchased by Purchaser.

  D. **Possession and Keys**. Purchaser will not have any equitable right in the Property or be entitled to possession of the Property until the complete consummation of the Closing and funding of the Purchase Price and all other costs payable pursuant to this Agreement. . Except as otherwise required by law, keys to the Property will not be released and access will not be provided until all funds due from Purchaser (including all loan proceeds from Purchaser's lender) have been delivered to the Closing Agent and all conditions to Closing and funding have been satisfied. Purchaser understands loan funding may take several days after Purchaser has executed loan documents.

  E. **Closing Costs**. Purchaser is responsible for paying, at or before Closing, (i) all costs related to the owner's policy of title insurance; (ii) the cost of a survey of the Property (or reimbursing Seller for that cost if Seller has already paid for the survey); (iii) all escrow fees and other charges of Closing Agent related to this transaction; (iv) all costs related to Purchaser's mortgage loan or other financing, including but not limited to, application and origination fees, points, interest rate buy down costs, interest rate lock charges, prepaid interest, survey fees, credit report charges, lender title insurance policy charges, homeowner's and flood insurance premiums, mortgage insurance premiums, appraisal fees, tax certificate and tax service charges, flood certificate charges, underwriting and loan processing charges, document preparation charges, and impounds for taxes, assessments and insurance; (v) all recording fees and stamp, excise, documentary or other transfer fees or taxes; (vi) homeowner's association fees (vii) Purchaser's portion of the Closing prorations described in Section F below, and (viii) the cost of the termite treatment or bait system for the Property (or reimbursing Seller for that cost if Seller has already paid for the treatment); (ix) any other items described on the Closing Disclosure Statement, as applicable, other than costs Seller has expressly agreed herein to pay (collectively, "Closing Costs").

  F. **Closing Prorations**. All real estate taxes and assessments, dues and assessments under the Subdivision Documents, utility charges, and other charges against the Property for the year of Closing will be prorated as of the Closing Date. The proration of real estate taxes and assessments will be based on the most recent tax bill issued prior to Closing. All prorations will be final and not subject to adjustment after Closing.

  G. **Closing Delay; Failure to Close**. Purchaser agrees the timely performance of its obligations to close on the scheduled Closing Date is an essential term of this Agreement. If Purchaser fails to perform any of Purchaser's obligations on or before the Closing Date, Purchaser will be in default under this Agreement. Seller will be under no obligation to agree to delay the Closing Date. If Purchaser asks to delay the Closing Date for any reason (including due to delays caused by Purchaser's lender), and Seller agrees to same, then Purchaser agrees to pay Seller an extension fee equal to the greater of 1.5% of the Purchase Price or $300 times the number of days from the scheduled Closing Date until the extended Closing Date. Unless Seller agrees otherwise, the extension fee will be due upon Seller's agreement to extend the Closing Date and will not be credited toward the Purchase Price.

  H. **Water and Mineral Rights**. Purchaser understands water rights and interests in oil, gas and other minerals in, on or under the Lot may have been previously reserved or conveyed to other persons, including without limitation to Seller or companies affiliated with Seller. Unless otherwise set forth in this Agreement, Seller has not made any representation or warranty to Purchaser that the Property includes any water rights or interests in oil, gas or

other minerals. If the ownership or prior reservation or conveyance of water or mineral rights is important to Purchaser, Purchaser is advised to research same further prior to entering into this Agreement.

8.   ORIENTATION.   Prior to Closing, Seller shall notify Purchaser that the improvements have been or will be completed in accordance with this Agreement. Subsequent to receipt of such notice, Purchaser shall completely inspect the Property with an agent of Seller at a time designated by Seller. Purchaser shall not bring a home inspector or any other non-party to this Agreement to the orientation. Purchaser and an agent of Seller shall agree upon, by completion of a Seller approved orientation form, those items that Seller will cause to be repaired within a reasonable time after Closing. Purchaser shall, upon execution of such form, accept the improvements and acknowledge that they were constructed pursuant to this Agreement, except as set out in said written form. Purchaser acknowledges that this inspection is not a contingency to this transaction or the Closing. If Purchaser and Seller are unable to agree on which items Seller will repair, Purchaser shall be in default of this Agreement and Seller shall be entitled to the remedies provided herein. Purchaser acknowledges and agrees that under no circumstances does Purchaser have the right to delay the Closing due to outstanding or incomplete orientation items.

9.   NO ASSIGNMENT OR RECORDATION.   This Agreement is personal to Purchaser and neither the Agreement nor Purchaser's rights hereunder shall be assigned, sold, transferred or hypothecated by Purchaser without the prior written consent of Seller, which may be withheld in Seller's sole discretion. If Purchaser causes or allows this Agreement or Memorandum thereof to be recorded, this Agreement shall be null, void and of no further effect (and such recording shall not cause a cloud on title or otherwise affect or impact any subsequent sale or conveyance of the Property), Purchaser shall be in default and Seller shall be entitled to the remedies provided in the Agreement, including without limitation the right of Seller to record a release and/or termination of such recorded instrument.

10.   COVENANTS.

A.   **Purchaser's Performance**. Purchaser understands that Seller will construct the Home using Seller's standard construction and contract processes and procedures. Purchaser agrees to: (i) make choices or take other actions required of Purchaser under this Agreement within the indicated time frames; (ii) communicate with Seller's designated representatives to perform certain aspects of this Agreement, such as Seller's designated field manager, sales consultant, closing administrator or other representatives of Seller; (iii) not engage in harassing, abusive, foul, threatening, offensive or otherwise inappropriate behavior towards Seller's personnel or contractors; (iv) communicate Purchaser's acceptance or approval of work which complies with this Agreement or the plans and specifications referenced herein; and (v) not take any action that impedes, obstructs or interferes with the performance of Seller under this Agreement.

B.   **Subdivision Documents**. Purchaser acknowledges that, if applicable, it has received copies of the following homeowners association documents in the most current form available: (i) Declaration(s) of Covenants, Conditions and Restrictions (the "CC&Rs") for the Property, if applicable, (ii) copies of the Articles of Incorporation and Bylaws of the Homeowners Association(s), having jurisdiction over the Property, if applicable, and (iii) rules of the association (all such documents being "Subdivision Documents"). Purchaser acknowledges and agrees that the CC&Rs, Articles of Incorporation and Bylaws may be modified or deleted prior to Closing. Purchaser acknowledges that it has read the same and agrees to comply with all of the terms, conditions and obligations set forth therein, as may be amended from time to time, including the obligation to pay its proportionate share of the common expenses. Purchaser understands and acknowledges that the CC&Rs may limit certain rights of Purchaser in connection with disputes with Seller and may require the final resolution of such disputes to be determined by final, binding arbitration and/or mediation or other dispute resolution procedure as a prerequisite or condition of pursuing other available procedures or litigation.

11.   RESPONSIBILITY FOR UTILITIES.   Purchaser agrees to change all separately metered utilities to the Property from Seller's name no later than 3 days after Closing occurs, and Purchaser shall thereafter be obligated to pay the cost of such utilities. This Section shall survive Closing.

12.   NO ESCROW/LANDSCAPING.   Notwithstanding anything contained herein to the contrary, under no circumstances whatsoever, including without limitation, for completion of punch list or walkthrough items or the

completion of landscaping or installation of irrigation systems (if included in the Agreement or required by a municipality), shall any portion of the Purchase Price be escrowed at the Closing on the Property. The parties hereto agree and acknowledge that to the extent landscaping of the Property by Seller is included in this Agreement, such landscaping shall be installed by Seller in a reasonable period of time following Purchaser's Closing on the Property, subject to weather conditions, drought constraints and availability of landscaping subcontractors. Purchaser further acknowledges that at the time of closing common areas, streets, walls, fences, exterior touch-up and the like may also not be complete.

13.   Homeowner Maintenance Manual.   At or prior to Closing, Seller will deliver to Purchaser the Homeowner Maintenance Manual which identifies how to care for your Home and how to contact Seller to submit a warranty repair request directly through the Seller's online Warranty request portal. Seller's obligation to take any corrective action to the Property does not does not apply to matters caused, by example and not as a limitation, by normal wear and tear, insubstantial variances or defects, the elements, natural disasters, faulty or incomplete maintenance, abusive use, or other acts or events beyond the control of Seller. Likewise, Seller's obligations shall in no event extend to any consumer product included in this transaction. Purchaser agrees to allow Seller's Customer Relations team access to the Property during normal weekday business hours (8:00 a.m. to 4:00 p.m.) to perform any needed work. If Purchaser refuses to allow such access to the Property to make necessary repairs, Purchaser hereby accepts the Property as it is and agrees to hold Seller harmless from any claim relating to unrepaired items. The Homeowner Maintenance Manual is not a warranty. The only warranty provided to Purchaser by Seller and its agents is the New Home Limited Warranty (as hereinafter defined).

14.   WARRANTY.

A. Home Warranty. Seller warrants the Home in accordance with Seller's New Home Limited Warranty (collectively, the "Home Warranty"). Purchaser acknowledges receiving or having the opportunity to review the Home Warranty and agrees to the terms and conditions of the Home Warranty, all of which are incorporated herein by reference.

B.   Manufacturer's Warranties – Disclaimer. At or after Closing, Seller will deliver to Purchaser the actual warranties for the Consumer Products in the Home to the extent such warranties exist. The term "Consumer Products" means all appliances, pieces of equipment, or other items installed in the Home that are consumer products for purposes of the Magnuson-Moss Warranty Act (15 U.S.C. Section 2301, et. seq.) and the solar energy system (including the inverter), if any. See the Home Warranty for examples of Consumer Products. Consumer Products are excluded from coverage under the Home Warranty. To the extent Seller has been issued a warranty from any manufacturer of Consumer Products installed in the Home, Seller assigns to Purchaser, to the extent assignable and without recourse to Seller, Seller's rights in such warranties, if any. The assignment will be effective as of the Closing Date. Any rights that inure to a homeowner under a manufacturer's warranty are the obligation of the manufacturer. Seller does not assume any obligation of the manufacturer resulting from a manufacturer's warranty. Seller disclaims any warranty of any kind, express or implied, relating to Consumer Products, including without limitation, any warranty of use, fitness of use, workmanship, or quality. Seller will not be liable for any damage to a Consumer Product or for any damage caused by a Consumer Product installed at the Home. However, to the extent provided by law, Seller will be responsible for damage caused by its improper installation of a Consumer Product at the Home or other act by Seller only if the installation or other act caused such damage. Seller's disclaimer of warranties does not limit or otherwise affect the warranty of any manufacturer. If a Consumer Product malfunctions, or is otherwise defective, Purchaser agrees to follow the procedures in the applicable manufacturer's warranty documents.

C.   NO OTHER WARRANTIES. TO THE FULLEST EXTENT PERMITTED BY LAW, EXCEPT FOR THE HOME WARRANTY AND ANY LANDSCAPE WARRANTY EXPRESSLY PROVIDED BY THIS AGREEMENT, IF APPLICABLE, ALL WARRANTIES REGARDING THE PROPERTY, INCLUDING BUT NOT LIMITED TO STATUTORY AND IMPLIED WARRANTIES (INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF HABITABILITY, MERCHANTABILITY, WORKMANLIKE CONSTRUCTION OR FITNESS FOR A PARTICULAR PURPOSE), ARE HEREBY DISCLAIMED BY SELLER AND WAIVED BY PURCHASER. THE HOME WARRANTY AND THE LANDSCAPE WARRANTY, IF APPLICABLE, ARE SUBSTITUTED IN PLACE OF ALL SUCH WARRANTIES. THIS MEANS THAT THE HOME WARRANTY

AND THE LANDSCAPE WARRANTY, IF APPLICABLE, ARE THE ONLY WARRANTIES THAT APPLY AND GOVERN PURCHASER'S AND SELLER'S RIGHTS AND OBLIGATIONS RELATED TO THE PROPERTY AND THERE ARE NO OTHER WARRANTIES, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW. PURCHASER AGREES THAT SELLER'S LIABILITY FOR ANY DEFECTIVE CONDITION WITH RESPECT TO THE PROPERTY, WHETHER IN CONTRACT, IN TORT, UNDER ANY WARRANTY OR OTHERWISE, IS LIMITED SOLELY TO SELLER'S OBLIGATIONS AND PURCHASER'S REMEDIES EXPRESSLY PROVIDED IN THE HOME WARRANTY. PURCHASER IS NOT WAIVING ANY WARRANTY APPLICABLE TO MATERIALS IN THE HOME THAT MAY BE PROVIDED DIRECTLY BY A MANUFACTURER.

       D.   **Purchaser's Maintenance Responsibility**. Purchaser will be solely responsible to perform routine general maintenance and repairs on the Home. Purchaser's failure to maintain and repair the Home may reduce or negate warranty coverage under the Home Warranty.

       E.   **Subsequent Owners**. The Home Warranty automatically transfers to the subsequent owner of the Home upon the transfer of title to the Home. However, the transfer of the Home Warranty does not extend any warranty coverage period. Purchaser agrees to provide a copy of the Home Warranty to a subsequent owner of the Home who purchases the Home from Purchaser.

       F.   **Attached Homes**. Regarding attached homes, Purchaser agrees that the Association (and/or the applicable Special District) and not the Purchaser is the appropriate entity to bring a warranty claim with respect to common building elements that are maintained or owned by the Association and/or Special District, unless otherwise provided by law or agreement.

       G.   **Subrogation**. Purchaser understands the Home Warranty is not a liability or other type of insurance policy, including a homeowner's insurance policy, which typically provides coverage for certain property damages and casualty losses. If Purchaser receives from an insurance company or any other party payment or repairs arising from a construction defect or otherwise relating to the Property, then to the fullest extent permitted by law, Purchaser waives for itself and on behalf of anyone acquiring rights through Purchaser, including, but not limited to, any insurance company or other party, all subrogation and other claims against Seller for such payments or repairs received by Purchaser.

15. DISPUTE RESOLUTION

A. ARBITRATION

       i. ANY CONTROVERSY, CLAIM OR DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT, PURCHASER'S PURCHASE OF THE PROPERTY OR ANY RIGHTS OR OBLIGATIONS OF EITHER PARTY RELATING TO THIS AGREEMENT (INCLUDING WITHOUT LIMITATION ANY CLAIMS FOR DEATH, PERSONAL INJURY, PROPERTY DAMAGE, DEFECTIVE DESIGN OR CONSTRUCTION, MISREPRESENTATION AND FRAUD) WILL BE RESOLVED BY BINDING ARBITRATION PURSUANT TO THE FEDERAL ARBITRATION ACT (TITLE 9 OF THE UNITED STATES CODE).

       ii. THE ARBITRATION SHALL BE CONDUCTED IN ACCORDANCE WITH THE HOME CONSTRUCTION ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION ("AAA") IN EFFECT ON THE DATE OF THIS AGREEMENT AND THE TERMS OF THIS AGREEMENT. ANY AWARD RENDERED BY THE ARBITRATOR MAY BE CONFIRMED, ENTERED AND ENFORCED IN ANY COURT HAVING JURISDICTION.

       iii. PURCHASER IS INFORMED AND UNDERSTANDS THAT ARBITRATION INVOLVES CERTAIN EXPENSES (INCLUDING PAYMENT OF FEES TO THE AAA AND COMPENSATION OF THE ARBITRATOR(S)) WHICH, DEPENDING ON THE NATURE AND AMOUNT OF CLAIMS ASSERTED, MAY BE SUBSTANTIAL AND IN EXCESS OF COURT FEES FOR FILING OF A LAWSUIT. THE PAYMENT OF SUCH ARBITRATION FEES AND EXPENSES SHALL BE GOVERNED BY THE AAA RULES. THE AAA FEE

SCHEDULE, THE RULES FOR APPOINTING AN ARBITRATOR AND FOR CONDUCTING AN ARBITRATION (INCLUDING ONLINE FILING) MAY BE FOUND AT WWW.ADR.ORG.

    B.   **FILING A REQUEST, SELECTING AN ARBITRATOR**:

    i. SOME STATES REQUIRE PARTIES TO TAKE PRELIMINARY STEPS BEFORE AN ARBITRATION OR LEGAL ACTION MAY PROCEED. THOSE STEPS MAY INCLUDE, BUT ARE NOT LIMITED TO, A NOTICE OF ALLEGED DEFECTS BY THE HOMEOWNER TO A SPECIFIC PERSON OR BY SPECIFIC MEANS (SUCH AS CERTIFIED MAIL OR PERSONAL DELIVERY) USING PARTICULAR NOTICE LANGUAGE. ANY RESPONSE BY SELLER TO A NOTICE THAT DOES NOT COMPLY WITH THE APPLICABLE STATE'S REQUIREMENTS WILL NOT BE A WAIVER OF RIGHTS UNDER THE APPLICABLE STATE LAW.

    ii. EITHER THE PURCHASER OR SELLER MAY INITIATE AN ARBITRATION PROCEEDING BY GIVING NOTICE TO THE OTHER PARTY BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED. THE NOTICE SHALL DESCRIBE THE NATURE OF THE CONTROVERSY AND THE REMEDY SOUGHT.

    iii. ALL ARBITRATIONS WILL BE CONDUCTED BEFORE A SINGLE ARBITRATOR WITH THE AAA. THE PARTIES SHALL ATTEMPT TO MUTUALLY DESIGNATE ONE ARBITRATOR, BUT IF THEY ARE UNABLE TO DO SO AFTER 10 DAYS FOLLOWING RECEIPT OF THE NOTICE OF ARBITRATION, THEN AAA SHALL DESIGNATE AN ARBITRATOR. IF AAA DECLINES TO ARBITRATE A DISPUTE, OR IF THE AAA IS NOT AVAILABLE, THE PARTIES WILL AGREE TO AN ALTERNATIVE ARBITRATOR OR HAVE A COURT APPOINT A NEW ARBITRATOR WHOSE EXPERIENCE AND TRAINING IN CONSTRUCTION ARBITRATION IS SIMILAR TO THAT OF A AAA-TRAINED ARBITRATOR.

    iv. NO PERSON MAY SERVE AS THE ARBITRATOR IF THAT PERSON HAS ANY FINANCIAL OR PERSONAL INTEREST IN THE RESULT OF THE ARBITRATION. ANY PERSON DESIGNATED AS THE ARBITRATOR SHALL IMMEDIATELY DISCLOSE IN WRITING TO ALL PARTIES ANY CIRCUMSTANCE LIKELY TO AFFECT IMPARTIALITY, INCLUDING ANY BIAS OR FINANCIAL OR PERSONAL INTEREST IN THE OUTCOME OF THE ARBITRATION. IF ANY PARTY OBJECTS TO THE SERVICE OF THE ARBITRATOR FOLLOWING THE RECEIPT OF SUCH A DISCLOSURE, THE DESIGNATED ARBITRATOR SHALL BE REPLACED.

    v. PURCHASER AND SELLER UNDERSTAND THAT BY AGREEING TO THE ARBITRATION OF ALL DISPUTES AS SET FORTH IN THIS SECTION, PURCHASER AND SELLER ARE WAIVING THEIR RIGHTS TO A TRIAL BY JURY AND AGREE THAT THE DISPUTE WILL BE RESOLVED BY THE ARBITRATOR.

    vi. THE MAILING OF A PROPER DEMAND FOR ARBITRATION IN ACCORDANCE WITH THIS PROVISION SHALL ACT TO TOLL ANY APPLICABLE STATUTES OF LIMITATION OR REPOSE.

    C. JOINDER OF ADDITIONAL PARTIES TO ARBITRATION:

    i. PURCHASER AND SELLER WAIVE THE RIGHT TO INSTITUTE OR PARTICIPATE IN A CLASS OR ANY OTHER TYPE OF REPRESENTATIVE ARBITRATION OR ANY TYPE OF LEGAL ACTION AS A MEMBER OR REPRESENTATIVE OF A CLASS FOR ANY MATTER COVERED BY THIS SECTION. PURCHASER AND SELLER FURTHER ACKNOWLEDGE THAT THE ARBITRATOR IS NOT AUTHORIZED TO PERMIT ANY CLASS OR REPRESENTATIVE ARBITRATION.

    ii. PURCHASER AND SELLER FURTHER AGREE THAT ANY SUCH ARBITRATION SHALL ONLY BE BETWEEN PURCHASER AND SELLER AND SHALL NOT BE JOINED OR CONSOLIDATED WITH THE CLAIMS OR ARBITRATION OF ANY OTHER PURCHASER UNLESS SPECIFICALLY AGREED TO IN WRITING BY BOTH PARTIES AND ACKNOWLEDGE THAT THE ARBITRATOR IS NOT AUTHORIZED TO PERMIT ANY CONSOLIDATION OR JOINDER WITH ANY OTHER PURCHASER. HOWEVER, EITHER

PURCHASER OR SELLER MAY SEEK TO JOIN SUBCONTRACTORS AND SUPPLIERS INVOLVED IN THE DESIGN AND CONSTRUCTION OF THE IMPROVEMENTS TO THE PROPERTY IN THE ARBITRATION.

D. **ARBITRATION AWARD, FEES, AND DAMAGES**:

i. THE ARBITRATOR'S DECISION SHALL BE RENDERED NO LATER THAN 21 DAYS FROM THE CLOSE OF THE HEARING, UNLESS OTHERWISE AGREED BY THE PARTIES. THE DECISION SHALL BE IN WRITING, CONTAIN FINDINGS OF FACT AND CONCLUSIONS OF LAW, AND WILL BE SIGNED BY THE ARBITRATOR.

ii. ANY AWARD RENDERED BY THE ARBITRATOR MAY BE CONFIRMED, ENTERED AND ENFORCED, IN ANY COURT HAVING JURISDICTION.

iii. EACH OF THE PARTIES SHALL BE RESPONSIBLE FOR THEIR OWN ATTORNEY FEES AND EXPENSES (INCLUDING THE COST AND FEES OF ANY EXPERT WITNESSES) IN THE ARBITRATION AND THE ARBITRATOR SHALL HAVE NO AUTHORITY TO AWARD RECOVERY OF ATTORNEY FEES OR EXPERT EXPENSES.

iv. LIKEWISE, NO PARTY SHALL BE ENTITLED TO RECEIVE ANY AWARD OF DAMAGES IN CONNECTION WITH THE ARBITRATION OF A DISPUTE OTHER THAN SUCH PARTY'S ACTUAL DAMAGES. ALL PARTIES SHALL BE DEEMED TO HAVE WAIVED THEIR RIGHT TO RECEIVE ANY DAMAGES OTHER THAN ACTUAL DAMAGES, INCLUDING, WITHOUT LIMITATION, SPECIAL DAMAGES, CONSEQUENTIAL DAMAGES, AND PUNITIVE OR EXEMPLARY DAMAGES.

v. PURCHASER AND SELLER AGREE THAT ARBITRATION IS A PRIVATE PROCEEDING AND THAT THE RESULT OF ANY ARBITRATION BETWEEN PURCHASER AND SELLER OR THE RESULT OF ANY ARBITRATION BETWEEN SELLER AND ANY OTHER PARTY SHALL BE BINDING ONLY ON THE PARTIES TO THE PARTICULAR ARBITRATION AND SHALL NOT BE AFFORDED ANY PRECLUSIVE OR BINDING EFFECT AS TO ANY ISSUE OR RESULT IN ANY OTHER PROCEEDING BY ANY NON-PARTY TO THE ARBITRATION.

vi. ANY DISPUTES CONCERNING THE INTERPRETATION, THE ENFORCEABILITY, OR THE UNCONSCIONABILITY OF THIS ARBITRATION AGREEMENT, INCLUDING, WITHOUT LIMITATION, ITS REVOCABILITY OR VOIDABILITY FOR ANY CAUSE, THE SCOPE OF ARBITRABLE ISSUES, AND ANY DEFENSE, INCLUDING, WITHOUT LIMITATION, DEFENSES BASED UPON WAIVER, ESTOPPEL, OR LACHES, SHALL BE DECIDED SOLELY BY THE ARBITRATOR.

vii. THE AGREEMENTS IN THIS DISPUTE RESOLUTION SECTION SHALL SURVIVE CLOSING AND THE TERMINATION OF THIS AGREEMENT FOR ANY REASON.

16. **DEFAULT AND REMEDIES**.

A.   **Purchaser's Default**. Purchaser will be in default under this Agreement if Purchaser (i) notifies Seller or any employee of Seller, orally, electronically or in writing, that Purchaser will not complete the purchase of the Property or will not perform any other obligation of Purchaser set forth in this Agreement; or (ii) breaches any covenant or agreement of Purchaser or otherwise fails to perform any obligation of Purchaser under this Agreement or any addendum hereto as and when due. In addition to any rights and remedies provided to Seller elsewhere in this Agreement, upon a default by Purchaser under this Agreement, Seller may, at its sole discretion, terminate this Agreement by delivering written notice of termination to Purchaser and thereupon:

i.   Seller will have no further obligation to Purchaser under this Agreement, Purchaser will have no further right, title, or interest in or to the Property, and Seller will be immediately entitled to sell the Property to another party without consent or approval from Purchaser; and

      ii.   Seller will be entitled to retain the Deposit made by Purchaser as liquidated damages to Seller as a result of Purchaser's default.

The amount of liquidated damages is intended as a reasonable estimate of Seller's actual damages, and not as a penalty, resulting from Purchaser's default due to the difficulty and uncertainty in estimating or ascertaining, as of the date Purchaser signs this Agreement, the actual damages Seller may suffer from Purchaser's default, which damages will include without limitation the cost of administering this Agreement and the cost to take the Property off the market while this Agreement remains in effect. In each instance where this Agreement permits Seller to receive the Deposit as liquidated damages, Purchaser will be deemed to have waived all challenges to the enforceability of such provision. This waiver includes, without limitation, any contention that the liquidated damages provision constitutes an unenforceable penalty, or that the liquidated damages do not bear a reasonable relationship to Seller's actual damages.

      B.   **Seller's Default**. If Seller defaults in the performance of any of its material obligations under this Agreement, the Deposit and all payments and things of value received by Seller hereunder shall be returned to Purchaser. It is agreed that the foregoing is Purchaser's sole and exclusive remedy for Seller's failure to perform its obligations under this Agreement. Purchaser hereby expressly waives the remedies of specific performance and damages. Regardless of any provision to the contrary in this Agreement, if the default by Seller relates to its failure to complete construction of the Home within two years from the date Purchaser executes the agreement, Purchaser's remedies shall not be limited as provided herein and Purchaser shall have all available remedies as provided under applicable law.

17. RESPA DISCLOSURE. As required by the Real Estate Settlement Procedures Act of 1974, Purchaser acknowledges that the Seller has not directly or indirectly required Purchaser, as a condition of sale, to purchase either a fee owner's or mortgagee's title insurance policy from any particular title company.

18. SPECIAL DISTRICTS. SPECIAL TAXING DISTRICTS MAY BE SUBJECT TO GENERAL OBLIGATION INDEBTEDNESS THAT IS PAID BY REVENUES PRODUCED FROM ANNUAL TAX LEVIES ON THE TAXABLE PROPERTY WITHIN SUCH DISTRICTS. PROPERTY OWNERS IN SUCH DISTRICTS MAY BE PLACED AT RISK FOR INCREASED LEVIES AND TAX TO SUPPORT THE SERVICING OF SUCH DEBT WHERE CIRCUMSTANCES ARISE RESULTING IN THE INABILITY OF SUCH A DISTRICT TO DISCHARGE SUCH INDEBTEDNESS WITHOUT SUCH AN INCREASE IN MILL LEVIES. PURCHASERS SHOULD INVESTIGATE THE SPECIAL TAXING DISTRICTS IN WHICH THE PROPERTY IS LOCATED BY CONTACTING THE COUNTY TREASURER, BY REVIEWING THE CERTIFICATE OF TAXES DUE FOR THE PROPERTY, AND BY OBTAINING FURTHER INFORMATION FROM THE BOARD OF COUNTY COMMISSIONERS, THE COUNTY CLERK AND RECORDER, OR THE COUNTY ASSESSOR.

19. SEVERABILITY. In the event that any portion of this Agreement shall be declared by any court of competent jurisdiction to be invalid, illegal, or unenforceable, such portion shall be deemed severed from this Agreement, and the remaining portions hereof shall remain in full force and effect as fully as though such invalid, illegal, or unenforceable portion had never been part of this Agreement. In the event any portion of this Agreement disqualifies the sale of the Property contemplated hereunder for exemption under Section 1702(a)(2) of the Interstate Land Sales Full Disclosure Act of 1968, 15 U.S.C. § 1701, et seq., such portion shall be deemed severed from this Agreement, and the remaining portions hereof shall remain in full force and effect as fully as though such portion had never been part of this Agreement. . In lieu of any such illegal, invalid or unenforceable provision, there shall be deemed added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

20. GENERAL.

      A.   **Multiple Purchaser Parties**. If "Purchaser" under this Agreement includes more than one person or entity, then each person signing as a Purchaser party will be jointly and severally liable hereunder for the obligations and actions of each Purchaser party.

B. **Notices**. Except as otherwise set forth in this Agreement, all notices must be in writing and must be given by (a) hand delivery or courier service, (b) mail (registered, certified, or first class, with postage pre-paid), (c) overnight delivery service, addressed to Purchaser at his/her Current Address set forth in this Agreement, or (e) at the E-Mail address contained in this Agreement. Notices to Seller will be addressed or E-Mailed to: noticesCMP@centurycommunities.com; 3091 Governors Lake Drive, Suite 300 Norcross, GA 30071. Notices sent by mail will be deemed to be given and received 3 days after deposit in a post office or official depository of the United States postal service. Notices sent by hand delivery, courier service or overnight delivery service will be deemed given and received upon actual or first attempted delivery of the notice. If "Purchaser" under this Agreement includes more than one person or entity, then notice to any Purchaser party will constitute notice to all Purchaser parties.

C. **Time of the Essence**. Time is of the essence for every provision of this Agreement, including without limitation Purchaser's performance of all of Purchaser's obligations to close the purchase of the Property on the Closing Date.

D. **Purchaser's Performance**. Purchaser understands that Seller will construct the Home using Seller's standard construction and contract processes and procedures. Purchaser agrees to: (i) make choices or take other actions required of Purchaser under this Agreement within the indicated time frames; (ii) communicate with Seller's designated representatives to perform certain aspects of this Agreement, such as Seller's designated field manager, sales consultant, closing administrator or other representatives of Seller; (iii) not engage in harassing, abusive, foul, threatening, offensive or otherwise inappropriate behavior towards Seller's personnel or contractors; (iv) communicate Purchaser's acceptance or approval of work which complies with this Agreement or the plans and specifications referenced herein; and (v) not take any action that impedes, obstructs, frustrates, or interferes with the performance of Seller under this Agreement.

E. **Agency**. Seller's sales consultants and other employees solely represent Seller. If Purchaser has engaged any real estate agent, broker or other party to represent Purchaser in this transaction, Purchaser will be solely responsible for compensating such party, unless and to the extent Seller has agreed in writing to compensate such party. Seller may engage an affiliate of Seller, or any other agent (collectively, "Seller's Agent") to act as its broker in connection with the sale of the Property. As used herein, the term "Seller's Agent" shall mean an agent who works solely on behalf of the Seller and owes duties to the Seller which include the utmost good faith, loyalty and fidelity. Seller's Agent will negotiate on behalf of and act as an advocate for the Seller. Seller's Agent must disclose to Purchaser all adverse material facts about the Property actually known by the Seller's Agent. Purchaser hereby acknowledges that it shall be treated as a customer ("Customer") by the Seller's Agent. For purposes of this Paragraph, the term "Customer" shall mean a party to the transaction contemplated herein with whom the Seller's Agent has no brokerage relationship because such party has not engaged or employed the Seller's Agent, either as the party's agent or as the party's transaction broker.

F. **Independent Contractors**. Purchaser understands Seller may refer Purchaser to vendors or companies who provide real estate or other services designed to assist Purchaser in purchasing or moving into the Home or with services related to the Home. Those companies are independent contractors and are not affiliated with Seller or its affiliates. Any warranties or representations for such services are warranties and representations given by the independent contractors only and not by Seller or its affiliates. Seller will not be responsible for the quality of any products or services provided by those companies.

G. **Dates**. If the final day of a period or date of performance under this Agreement falls on a Saturday, Sunday or federal holiday, then the final day of any such period or date of performance will be deemed to be the next day which is not a Saturday, Sunday or federal holiday.

H. **No Investment Representation**. None of Seller's employees or representatives is authorized to make any representation regarding economic benefits to be derived from this transaction. Economic benefits to be derived from purchasing a home will vary depending upon many factors, including market conditions and individual circumstances. Purchaser may not rely on any statement made by any employee or representative of Seller regarding economic benefits of buying a home, but should instead rely only upon Purchaser's own judgment and the advice of Purchaser's attorneys, accountants and other advisors.

       I.   **Amendments; No Waiver**. This Agreement may be amended or modified only by a written instrument executed by Purchaser and an authorized agent of Seller (Purchaser understands Sales Consultants and Field Managers are not authorized employees of Seller to execute amendments). Except as stated in this Agreement, no party shall be deemed to have waived any provision of this Agreement unless such waiver is stated in writing and signed by the party against whom enforcement of the waiver is sought. The waiver of a breach of any provision of the Agreement shall not constitute a waiver of that provision or a waiver of a future breach of that or any other provision.

       J.   **Governing Law/Venue**. Any arbitration or litigation arising out of this Agreement shall be conducted in the state, county and city in which the Property is located and shall apply the law of the state in which the Property is located.

       K.   **Counterparts; Electronic Execution**. This Agreement may be executed in counterparts, all of which together will constitute this Agreement. This Agreement may be signed and transmitted electronically or by facsimile; the signature of any person on an electronically or facsimile transmitted copy hereof will be considered an original signature; and an electronically or facsimile transmitted copy hereof will have the same binding effect as an original signature on an original document. No party may raise the use of electronic mail or a facsimile machine or the fact that any signature was transmitted by electronic mail, a facsimile or other electronic means as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this section.

       L.   **No Recordation**. Neither this Agreement or a memorandum or other notice of this Agreement may be recorded in the land records or other public records of the jurisdiction in which the Property is located or any other jurisdiction. This subsection is a specific directive to the officials of such jurisdiction not to record this Agreement or a memorandum or other notice of this Agreement.

21.   **INTERPRETATION.**   Headings in this Agreement are included for reference purposes only and shall not affect the meaning of any provisions of this Agreement. Purchaser (and Purchaser's counsel, if desired by Purchaser) has reviewed this Agreement and Purchaser agrees that any rule of contract interpretation that ambiguities or uncertainties are to be interpreted against the drafting party or the party who caused it to exist shall not be employed in the interpretation of this Agreement. The words Purchaser and Seller shall include the plural as well as the singular and the masculine shall include the feminine and neutral genders as appropriate. In the event that there is more than one entity comprising Purchaser, each of the entities is jointly and severally liable under this Agreement. Any reference to "Purchaser" shall mean "Purchaser".

22.   **CONDITIONS SURVIVE CLOSING**.   The terms and conditions of this Agreement shall survive the Closing of the Property.

23.   **APPROVAL AND BINDING EFFECT**.   This Agreement shall only serve as an offer by Purchaser to purchase the Property and shall not be binding on Seller until it has been approved and executed by an authorized agent of Seller. The execution by a salesperson shall not bind Seller. Verbal counters by Seller shall not serve as a rejection of Purchaser's offer. Upon approval and execution by the Seller, this Agreement shall become a binding contract between Seller and Purchaser and shall inure to the benefit of the heirs, representatives, successors and permitted assigns of said parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

24.   **FURTHER ASSURANCE**.   Purchaser hereby acknowledges and agrees that at the request of Seller or its Closing Agent, to execute and deliver such documents, writings and further assurances as may be necessary or desirable to carry out the intent and purpose of the Agreement and the conveyance and sale of the Property from Seller to Purchaser. Furthermore, Purchaser hereby acknowledges and agrees that upon the request of Seller or its Closing Agent, that Purchaser shall fully cooperate with Seller and the Closing Agent post-Closing to adjust or correct any clerical errors or omissions in any Closing documents, and to execute, post-Closing, any additional Closing documentation as deemed reasonably necessary or desirable by Seller and/or the Closing Agent to (i) rectify any such errors or omissions, or (ii) complete the Closing documentation as needed to convey the Property in accordance with

the Agreement. Purchaser agrees to comply with all of the above-noted requests by the Seller and/or the Closing Agent within three (3) business days from and after Purchaser receives written notice and request from Seller and/or the Closing Agent. Purchaser further agrees to assume all costs to Seller, including, by way of illustration and not limitation, actual expenses, legal fees and marketing losses that Seller may incur in the event of Purchaser's failure to timely comply with any such requests as provided herein.

25. ADDENDA. The following marked Addenda/documents are attached hereto, made a part hereof and incorporated herein:..

Community Addendum	Addendum L	Addendum RM
Addendum A .	Addendum M	Affiliated Business Arrangement
Addendum State	Addendum HM	

26. COVENANT. TO THE EXTENT PERMITTED BY STATE LAW, PURCHASER HEREBY AGREES THAT PURCHASER SHALL NOT SUE, ASSERT CLAIMS, OR COMMENCE ACTIONS AT LAW OR IN EQUITY AGAINST ANY OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS OF SELLER OR ITS AFFILIATES OR THEIR RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS FOR ANY MATTERS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PROPERTY MADE THE SUBJECT OF THIS AGREEMENT. THE TERM "AFFILIATE" SHALL FOR PURPOSES OF THIS AGREEMENT BE CONSTRUED IN ITS BROADEST SENSE. IN THE EVENT THAT PURCHASER VIOLATES THIS PROVISION, IT SHALL INDEMNIFY AND HOLD SELLER, ITS AFFILIATES, AND OTHER RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, PARTNERS, EMPLOYEES, MANAGERS OR MEMBERS HARMLESS FROM ANY LOSS, DAMAGE, COST OR EXPENSE, INCLUDING REASONABLE ATTORNEY'S FEES AND COSTS OF COURT, ARISING OUT OF SUCH BREACH.

27. PURCHASER'S ACKNOWLEDGMENT. PURCHASER CERTIFIES HE HAS READ EACH AND EVERY PART OF THIS AGREEMENT AND THAT THIS AGREEMENT CONSTITUTES THE ENTIRE AGREEMENT BETWEEN PURCHASER AND SELLER. PURCHASER ACKNOWLEDGES THAT NO PERSON HAS THE AUTHORITY TO MAKE ANY GUARANTY, PROMISE, REPRESENTATION OR AGREEMENT NOT EXPRESSLY SET FORTH HEREIN OR THAT CONTRADICTS OR CONFLICTS HEREWITH. PURCHASER REPRESENTS TO SELLER THAT NO PERSON HAS MADE ANY SUCH GUARANTY, PROMISE, REPRESENTATION OR AGREEMENT AND THAT PURCHASER IS NOT RELYING UPON ANY SUCH STATEMENT IN CONJUNCTION WITH PURCHASER'S DECISION TO PURCHASE THE PROPERTY. THIS AGREEMENT WILL SUPERSEDE ANY AND ALL UNDERSTANDINGS AND AGREEMENTS AND CONSTITUTES THE ENTIRE AGREEMENT BETWEEN THE PARTIES, AND NO ORAL REPRESENTATIONS OR STATEMENTS SHALL BE CONSIDERED A PART HEREOF. NO AMENDMENT TO THIS AGREEMENT SHALL BE EFFECTIVE UNLESS IN WRITING AND EXECUTED BY THE PARTIES HERETO. PURCHASER ACKNOWLEDGES THAT THE SALES REPRESENTATIVES AND OTHER AGENTS OF SELLER ARE NOT REPRESENTING PURCHASER AS PURCHASER'S AGENT IN THIS TRANSACTION. PURCHASER FURTHER ACKNOWLEDGES ALL TERMS AND PROVISIONS OF THIS AGREEMENT HAVE BEEN READ AND UNDERSTOOD AND PURCHASER HAS HAD THE OPPORTUNITY TO CONSULT LEGAL COUNSEL. SUCH CONSULTATION WITH LEGAL COUNSEL IS HEREBY RECOMMENDED BY SELLER.

IN WITNESS WHEREOF, the parties hereto have executed thus Agreement on the date herein set forth.

THIS AGREEMENT WILL NOT BE BINDING UNTIL EXECUTED BY PURCHASER AND AN AUTHORIZED EMPLOYEE OF SELLER (SELLER'S SALES CONSULTANTS ARE NOT AUTHORIZED EMPLOYEES TO EXECUTE THIS AGREEMENT OR ANY AMENDMENT OR ADDENDUM HERETO).

BY SIGNING BELOW, PURCHASER AFFIRMS THAT PURCHASER (AND IF THERE IS MORE THAN ONE PURCHASER, EACH PURCHASER) HAS READ, UNDERSTANDS, ACKNOWLEDGES AND AGREES TO THE FOREGOING CONTAINED HEREIN.

Purchaser: DocuSigned by: Delta Housing IIX LLC 865CC4C9BB89416... Date: 1/20/2022

Purchaser: Date:

By signing below, the sales representative is not binding Seller to this Agreement but is only agreeing to submit this Agreement to Seller for its review.

Sales Representative: DocuSigned by: Dominique Stephens 5B56049A51224CE... 1/20/2022

This Agreement is hereby approved and accepted by Seller as of 1/23/2022 ("Effective Date").

Seller: DocuSigned by: Dave Hodgman 63CA08A836E5499...

Title: Authorized Signer



Equal Housing Opportunity

"We are pledged to the letter and spirit of U.S. policy for the achievement of equal housing opportunity throughout the Nation."

AFFILIATED BUSINESS ARRANGEMENT
DISCLOSURE STATEMENT

SELLER: WJH LLC d/b/a CENTURY COMPLETE
PURCHASER: Delta Housing 11X LLC
ADDRESS: 1446, Gristmill Dr CONOVER, NC CONOVER, NORTH CAROLINA 28613

This is to give you notice that WJH LLC d/b/a CENTURY COMPLETE ("Seller") has a business relationship with Inspire Home Loans Inc. ("Inspire"), IHL Home Insurance Agency, LLC ("IHL Insurance"), and Parkway Title, LLC ("Parkway"). Seller, Inspire, IHL Insurance and Parkway are wholly (100%) owned by Century Communities, Inc. Because of these relationships, referrals to any of these companies may provide Seller a financial or other benefit.

Set forth below is the estimated charge or range of charges for the settlement services listed. **YOU ARE <u>NOT</u> REQUIRED TO USE INSPIRE, IHL INSURANCE OR PARKWAY AS CONDITION FOR PURCHASE OF THE SUBJECT PROPERTY.** THERE ARE FREQUENTLY OTHER SETTLEMENT SERVICE PROVIDERS AVAILABLE WITH SIMILAR SERVICES. YOU ARE FREE TO SHOP AROUND TO DETERMINE THAT YOU ARE RECEIVING THE BEST SERVICES AND THE BEST RATE FOR THESE SERVICES.

Service Provider	Settlement Service	Estimated Charge or Range of Charges
Inspire*	Origination Charge	Up to 2% of the loan amount or $1070
	Discount Points (charge for interest rate chosen)	% of loan amount depending on market conditions at the time of closing
	Appraisal Fee	$400 - $1000
	Flood Certification	$8.00
*There are other charges imposed by parties other than a lender in connection with mortgage loans. A lender may require the use of other service providers. If you apply for a loan, you will receive additional information regarding all anticipated charges.		
IHL Insurance	Homeowner's Insurance	0.2% - 2.5% of the sales price
	Flood Insurance	0.1% - 1.0% of the sales price
Parkway**	Title Commitment	$15.00
	Simultaneous Issue Fee	$26.00
	Lender's Title Insurance	Rates per $1,000 (minimum of $50.00) Up to $100,000 . . . . $3.05 $100,001 - $500,000, add . . . . $2.38 $500,001 - $2,000,000, add . . .$1.55
	Owner's Title Insurance	Same schedule as above. When both an Owner's Policy and a Lender's Policy are purchased, you will only be charged an amount equal to the premium for one policy, plus a simultaneous issue fee. If one policy has a higher liability amount, the premium paid will be calculated based upon the higher liability amount.
	ALTA Endorsements	$21.00 each
	Closing Protection Letter	Varies based on liability, up to $120
**Fee based upon enhanced coverage and will vary based upon mortgage amount and property sales price.		

ACKNOWLEDGMENT: I/We have read this disclosure form and understand that Seller is referring me/us to purchase the above-described settlement services and may receive a financial benefit as a result of this referral.

DHL

(Rev.4.24.21)   Page 20 of 23   Purchaser's Initials

Purchaser: **DocuSigned by:** *Delta Housing 11X LLC* Date: 1/20/2022

865CC4C9BB89416...

Purchaser: _____ Date: _____

| **Purchaser:** Delta Housing 11X LLC

Phone: (973) 652-8082

Email: kyc_2001@yahoo.com | **Seller:** WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC, WJHKY LLC and any predecessors or subsidiaries of the said entities, successors by merger and shall include each entity operating under any business name, trade name, and/or assumed name which may be in use for the said entities within any U.S. state, territory or jurisdiction. |
| **Property Address:** 1446 Gristmill Dr
CONOVER, NORTH CAROLINA 28613 | **Subdivision:** Mill Stone |

IMPORTANT INSURANCE INFORMATION

At the time you contract with Century Complete to purchase a new home, it is important for you to understand the insurance requirements necessary to satisfy your mortgage lender.

If you are financing the purchase of your home, your mortgage lender will have specific hazard insurance requirements which protect the interests of you and your lender. Either a Dwelling Fire or a Homeowner's Package policy will satisfy this need. We recommend that you obtain a Homeowner's policy, which provides coverage for your personal property and liability protection if you plan to occupy the home. A Dwelling Fire policy insures the dwelling only and is typically used when the property is rented to others.

While we understand that you have the right to choose your insurance agent and company, Century Complete would like to offer a special service to our new home customers.

IHL Home Insurance Agency offers a wide range of insurance products with multiple insurance companies and competitive premiums. Their agents are knowledgeable and have the experience necessary to ensure your insurance needs are met. If their quote meets with your approval, evidence of your insurance coverage will be provided to us and, if applicable, the lender, confirming that your insurance requirements have been satisfied. It's that simple. If you have immediate questions and would like to contact one of their agents, you can contact them at:

833-912-1123
Insurance@IHLInsurance.com

NOTE: This is to give you notice that Century Complete has a business relationship with IHL Home Insurance Agency. You are not required to use IHL Home Insurance Agency as a condition to obtain the subject property. You may be able to obtain these services by shopping with other settlement service providers.

Please check here if you do not want to receive a no-obligation quotation for insurance through **IHL Home Insurance Agency**, **our affiliated insurance provider.**

DocuSigned by:

Purchaser's Signature: Delta Housing IIX LLC ______________________ **Date:** 1/20/2022 ____________

865CC4C9BB89416...

Purchaser's Signature: ______________________________ **Date:** ____________________



CENTURY Complete

MORE HOME • LESS MONEY

IHL Home Insurance Agency

Addendum Purchase Price

Purchaser(s): Delta Housing 11X LLC
Seller: Century Complete
Community: Mill Stone
Property Address: 1446, Gristmill Dr CONOVER, NC

Sales Consultant: Dominique Stephens DocuSigned by: Dominique Stephens 5B56049A51224CE...

Lot: 0118
Model / Elev: 33822014 ESSEX

Contract Date: 01/20/2022

This Addendum PP is attached to and made part of the Purchase Agreement ("Agreement") in connection with the above-described property ("Property"). If and to the extent that this Addendum PP conflicts with any other part of the Agreement including, without limitation, any prior Addendum PP(s), this Addendum PP shall govern. Purchaser and Seller further agree to execute an Addendum PP correcting and superceding this Addendum PP in the event of clerical and/or calculation errors and/or omissions herein. Purchaser and Seller agree that the Purchase Price for the Property shall be as follows:

Description	**Amount**
Total Purchase Price	$274,990.00

Purchaser elects to use ___Lending One_ to obtain the Loan in connection with the Property.

Seller Paid Closing Cost Up To: $0.00

(* Seller Paid Closing Costs, per Addendum L, are not reflected in the Total Purchase Price. Use of this incentive value will be determined by Buyer's actual loan program.)

Deposit Summary

	Total Due	**Total Received**	**Total Owed**
Deposits	$27,499.00	$27,499.00	$0.00

All other terms and conditions of the Agreement shall remain the same and are hereby ratified by the parties.

BY SIGNING BELOW, PURCHASER AFFIRMS THAT PURCHASER (AND IF THERE IS MORE THAN ONE PURCHASER, EACH PURCHASER) HAS READ, UNDERSTANDS, ACKNOWLEDGES AND AGREES TO THE FOREGOING TERMS AND CONDITIONS.

Purchaser: DocuSigned by: Delta Housing 11X LLC 3F9FD1D3CDB3462... Date: 1/29/2022

Purchaser: Date:

Seller: WJH LLC, a Delaware limited liability company, WJHFL LLC, WJHOH LLC , doing business as Century Complete

Seller Signature: DocuSigned by: Dave Hodgman 63CA08A836E5499... Date: 1/31/2022

Title: Authorized Signer